PROXY



STATEMENT

2024

POPULAR®



Dear Shareholders:

On behalf of the Board of Directors of Popular, Inc., we cordially invite you to our 2024 Annual Meeting of Shareholders (the "Annual Meeting"), to be held on Thursday, May 9, 2024 at 9:00 a.m. (Atlantic Standard Time) at our headquarters located at Popular Center Building, Lobby Conference Hall, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico.

During 2023, Popular achieved solid financial results despite a challenging environment in the banking industry and reached important milestones, including significant increases in loans, deposits, and unique customers. The Board of Directors is proud of the leadership of the management team and the dedication of all our employees, which made these results possible.

In its 130th year of service, Popular reaffirms its commitment to promote the progress of our customers, colleagues, and communities, building long-term value for our shareholders.

This Notice of Annual Meeting and Proxy Statement contains the details of the business to be conducted during the Annual Meeting. At this year's Annual Meeting, shareholders will be considering the election of 13 candidates to our Board of Directors for a one-year term, an advisory vote to approve executive compensation and the ratification of PricewaterhouseCoopers LLP as our independent registered public accountants for 2024.

I encourage you to read our proxy statement, annual report and other proxy materials. Whether or not you plan to participate in the Annual Meeting, we urge you to vote as soon as possible, either online, by phone or by mail. Please follow the voting instructions to ensure your shares are represented at the meeting. Your vote is important to us.

On behalf of the Board of Directors, thank you for your continued investment and support.

RICHARD L. CARRIÓN
Chairman of the Board
Popular, Inc.





Dear Shareholders:

In 2023, Popular delivered solid results despite operating in a challenging environment which included high interest rates, geopolitical disruptions and uncertainty in the banking industry. Popular was able to achieve strong earnings, robust loan growth, stable credit quality and the continued expansion of our customer base.

In 2022, we launched our broad-based multi-year, technological and business process transformation aimed at expanding our digital capabilities, modernizing our technology platform and implementing agile and efficient business processes. During 2023, we made significant progress across many of the transformation initiatives, including a review of our fees for commercial services to align to our price to value and the implementation of a simplified and faster process for the origination of commercial loans. As we continue to make progress on our transformation initiatives, we remain committed to capture growth opportunities in our primary market and existing customer base and provide an improved customer experience in a rapidly changing environment.

Popular's diversified business model, prudent risk management, robust capital and liquidity levels, and most importantly, the talent of our employees, are sources of strength that positions Popular to continue creating sustainable value, supporting the needs of our growing customer base and positively impacting our communities.

I would like to express my gratitude and appreciation to our colleagues, senior management and the Board of Directors for their dedication, commitment and support. Each of them plays a vital role in our organization.

Last year we celebrated our 130th anniversary and launched a new purpose statement to capture what drives us: "Putting People at the Center of Progress." It underscores Popular's mission to help customers reach and exceed their financial milestones, invigorate the local economies in the markets where Popular operates and promote the development and well-being of our colleagues. We firmly believe that all of these will drive long-term value for our shareholders.

With our new corporate purpose in mind, we start 2024 in a strong momentum, with the team energized and looking forward to build on our solid foundation.

On behalf of all of us, thank you for your support.

IGNACIO ALVAREZ
President and Chief Executive Officer
Popular, Inc.



Notice of Annual Meeting of Shareholders and Proxy Statement

Date and Time	**Thursday, May 9, 2024 9:00 a.m. (Atlantic Standard Time)**
Place	Popular Center Building, Lobby Conference Hall, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico
Record Date	March 14, 2024
How to Vote	Only shareholders of record at the close of business on March 14, 2024 are entitled to notice of, and to vote at, the meeting. Each share of common stock is entitled to one vote. Your vote is important. Whether or not you plan to attend, please vote as soon as possible so that we may be assured of the presence of a quorum at the meeting.

	In Person Attend the Annual Meeting.
	By Phone Call +1-800-690-6903 in the U.S. or P.R. to vote your shares.
	By Internet Visit www.proxyvote.com and vote online.
	By Mail Cast your ballot, sign your proxy card and return by free post.

Items of Business	• Elect 13 directors to the Board of Directors for a one-year term; • Approve, on an advisory basis, the Corporation's executive compensation; • Ratify the appointment of PricewaterhouseCoopers LLP as Popular's independent registered public accounting firm for 2024; and • Consider such other business as may be properly brought before the meeting or any adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 9, 2024:

This 2024 Proxy Statement and our Annual Report for the year ended December 31, 2023 are available free of charge at **www.popular.com** and **www.proxyvote.com**. The 2024 Proxy Statement and form of proxy card are being distributed and made available to shareholders on or about March 27, 2024.

In San Juan, Puerto Rico, on March 27, 2024.
By Order of the Board of Directors,



Javier D. Ferrer
Corporate Secretary

209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

POPULAR®

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement before voting.

Meeting Agenda and Voting Recommendations

Proposal 1

Election of Directors

We are asking shareholders to elect 13 directors for a one-year term. The table below sets forth information with respect to the 13 nominees. Additional information about the candidates and their respective qualifications can be found on the ''Nominees for Election as Directors'' section of this Proxy Statement.

BOARD'S RECOMMENDATION



''FOR''
EACH NOMINEE

	AGE	DIRECTOR SINCE	PRINCIPAL OCCUPATION
Ignacio Alvarez	65	2017	President and Chief Executive Officer of Popular, Inc.
Alejandro M. Ballester	57	2010	President of Ballester Hermanos, Inc.
Robert Carrady	68	2019	President and Chief Executive Officer of Caribbean Cinemas
Richard L. Carrión	71	1991	Chairman of the Board of Directors of Popular, Inc.
Bertil E. Chappuis	57	Nominee	Co-Founder and CEO of Xtillion, LLC
Betty DeVita	63	2021	Chief Business Officer of FinConecta
John W. Diercksen	74	2013	Principal of Greycrest, LLC
María Luisa Ferré Rangel	60	2004	Chief Executive Officer of FRG, LLC
C. Kim Goodwin	64	2011	Private Investor
José R. Rodríguez	65	2021	Chairman of the Board of Directors of CareMax, Inc.
Alejandro M. Sánchez	66	2023	President and CEO of Salva Financial Group of Florida
Myrna M. Soto	55	2018	CEO and Founder of Apogee Executive Advisors LLC
Carlos A. Unanue	60	2010	President of Goya de Puerto Rico, Inc.

Proposal 2

Advisory Vote to Approve Executive Compensation

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers (''NEOs'') as described in the sections titled "Compensation Discussion and Analysis" and "2023 Executive Compensation Tables and Compensation Information." We hold this advisory vote on an annual basis.

BOARD'S RECOMMENDATION



''FOR''
THIS PROPOSAL

Proposal 3

Ratification of Auditors

We are asking shareholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024. Information on fees paid to PricewaterhouseCoopers LLP during 2023 and 2022 appears in the ''Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm'' section of this Proxy Statement.

BOARD'S RECOMMENDATION



''FOR''
THIS PROPOSAL

2023 Corporate Governance Highlights

Independent Board

- 11 of our 13 current directors are independent.
- Lead Independent Director with robust and well-defined responsibilities.
- Regular executive sessions of independent directors.
- 100% independent Board committees:
  - Audit Committee;
  - Corporate Governance and Nominating Committee;
  - Risk Management Committee; and
  - Talent and Compensation Committee.

Strong Governance

- Annual board, committee and individual director evaluations and self-assessments.
- Diverse board in terms of gender, race, ethnicity, experience, skills, tenure and other demographics.
- Independent third party retained, at least every three years, to perform board evaluation.
- Stock ownership guidelines for executive officers and non-employee directors.
- Prohibition on hedging and pledging of Popular, Inc.'s ("Popular" or the "Corporation") securities.
- Four new directors in the last five years and one new director nominated in 2024.

Robust Board Oversight

- The Board met 11 times during 2023. Each director attended 91% or more meetings of the Board and the meetings of committees of the Board on which each such director served.
- Board oversight of the Corporation's risk management program (including cyber and information security strategy and preparedness).
- Board oversight of Popular's corporate responsibility and sustainability (ESG) matters. Certain Board committees assigned specific ESG oversight responsibilities.
- Board also oversees the development and implementation of the Corporation's technology strategy and initiatives.

Shareholders' Rights

- All members of the Board of Directors are elected on an annual basis.
- Majority voting in director elections.
- No supermajority voting requirements for our shareholders.
- Shareholders holding 20% or more of our outstanding common stock have the right to request a special meeting of shareholders.
- Board receives and discusses shareholder communications addressed to the Board.

Statistics of the Current Board of Directors

63.54 YEARS
AVERAGE AGE

76.9% ETHNIC DIVERSITY

30.8% GENDER DIVERSITY

84.6% INDEPENDENT DIRECTORS

10.08 YEARS
AVERAGE TENURE

Director Nominees' Experience and Skills



International Business	**92.3%**	12/13
Technology and Innovation	**46.2%**	6/13
Cyber and Information Security	**7.6%**	1/13
Business Operations	**100%**	13/13
Senior Management & Leadership	**100%**	13/13
Public Company Knowledge	**69.2%**	9/13
Audit and Risk Oversight	**61.5%**	8/13
Financial Services, Investment and M&A	**69.2%**	9/13
Understanding Popular's Main Geographic Markets	**69.2%**	9/13

2023 Corporate Performance and Executive Compensation Highlights

2023 Corporate Highlights

During 2023, Popular delivered solid results despite operating in a challenging environment, which included high interest rates, geopolitical uncertainty and disruptions in the banking industry during the first half of the year. The Corporation obtained strong earnings and robust loan growth, while maintaining stable credit quality and expanding its customer base. During 2023, Popular celebrated its 130th anniversary. Furthermore, to underscore Popular's mission to help customers reach and exceed their financial milestones, invigorate the local economies in the markets in which the Corporation operates and promote the development and well-being of our colleagues, the Corporation launched during 2023 a renewed corporate purpose: ''Putting People at the Center of Progress''.

Puerto Rico

Popular remained as the market leader in Puerto Rico in auto loans and leases, personal loans, credit cards, mortgage loan origination, commercial loans and total deposits. During 2023, we increased total loans by $1.9 billion, led by commercial loans, which reflects the continued strength of the Puerto Rico economy and our diversified product offering. Banco Popular de Puerto Rico (''BPPR'') also achieved a net interest margin of 3.20% (up from 3.06% in 2022). As of 2023 year-end, Popular served over 2 million unique customers in Puerto Rico. Furthermore, our digital channels captured approximately 62% of total deposit transactions and Mi Banco (our online platform) active customers exceeded 1.1 million.

United States

In the mainland United States, Popular grew total loans during 2023 by $1.0 billion, principally in commercial and construction loans, and increased total deposits by $2.6 billion (of which approximately $144 million correspond to intercompany deposits), principally driven by time and savings deposits captured by Popular Bank's online channel.

Capital Strategy

Over the past two years, the Corporation has continued to deploy capital through loan growth, stock repurchases and higher dividends. During the fourth quarter of 2023, we increased the quarterly common stock dividend from $0.55 to $0.62 per share. As of December 31, 2023, tangible book value per share was $59.74, a 33% increase from 2022.

Transformation Initiative

Popular continued to make progress in its broad-based multi-year technological and business process transformation aimed at making important investments in our technological infrastructure, adopting more agile practices and improving our customer experience. During 2023, the first full year of our transformation, the Corporation conducted a review of our fees for commercial services to align our price to value and the implementation of a simplified and faster process for the origination of commercial loans. The Corporation also continued to work on initiatives to achieve the target of 14% return on average tangible common equity (''ROATCE'') by the end of 2025.

2023 Achieved Milestones

$3 BILLION
YEAR OVER YEAR INCREASE IN TOTAL LOANS
(A 9% INCREASE OVER 2022)

+2 MILLION
UNIQUE CUSTOMERS IN PUERTO RICO



$2.4 BILLION
YEAR OVER YEAR INCREASE IN DEPOSITS

Social Commitment

As part of Popular's steadfast social commitment, financial and in-kind assistance was provided through Fundación Banco Popular, Popular Foundation and corporate donations and social programs impacting communities in Puerto Rico, the mainland United States and the Virgin Islands in the areas of education, financial inclusion and entrepreneurship. Our total social investment during 2023 amounted to approximately $12 million. We also maintained a strong branch presence in low- and moderate-income communities: 27% of BPPR and 43% of Popular Bank branches are located in these communities.

Popular also started offering a hurricane parametric insurance product and, in collaboration with a non-profit organization, implemented a pilot program to offer secured personal loans to women victims of gender violence, enabling them to establish credit. During 2023, the Corporation also published Popular's Human Rights Position Statement, in an effort to strengthen its transparency and responsible business practices. Popular's Human Rights Position Statement is available at https://www.popular.com/en/corporate-sustainability/.

Environment

Demonstrating our commitment to further reduce the environmental impact of the Corporation's operations, Popular has aimed to lower its carbon footprint through the use of liquified natural gas and continued the installation of photovoltaic systems in its facilities. Currently, 62 branches and 5 corporate buildings are powered in part by solar energy. During 2023, the Corporation integrated climate risk as part of the Corporation's Risk Management Policy and strengthened its climate risk governance, creating a Climate Risk Unit within the Financial and Operational Risk Management Division and establishing a cross-functional climate risk working group to operationalize climate risk management efforts.

Human Capital

To improve the social and economic well-being of our employees, during 2023, we completed planned minimum base salary increases in Puerto Rico and the Virgin Islands and invested in merit increases, enabling us to retain top talent.

During 2023, Popular also expanded the scope of the Employee Resource Groups ("ERGs") to the U.S. mainland by establishing a Black/African American ERG and the Power of Women ERG for our U.S. mainland employees and expanding the Pride ERG to the U.S. mainland region.

Popular also launched a comprehensive quarterly and annual employee engagement and experience survey program which will measure employee sentiment through employees' recruiting, onboarding and exit journeys.

2023 Financial Highlights

Net income for 2023 amounted to approximately $541.3 million, compared to $1.1 billion in 2022. Excluding the $45.3 million after-tax impact of the FDIC Special Assessment, the adjusted net income for the year 2023 was approximately $586.6 million, compared to an adjusted net income of $807.8 million in 2022. This variance was mainly driven by higher provision for credit losses and higher operating expenses. The increase in the provision was due to the release of loan loss reserves in the first half of 2022, continued loan growth during 2023 and the normalization of credit quality metrics in our unsecured consumer lending portfolios from the historically low levels experienced during the COVID-19 pandemic. The increase in operating expenses reflects the Corporation's investment in its transformation initiative and in our people, as well as our efforts to expand our capabilities in cybersecurity, risk management, data and technology. Popular's capital levels remained robust during 2023 with a year-end Common Equity Tier 1 ratio of 16.3%. Tangible book value per share was $59.74 as of December 31, 2023, a 33% increase from 2022, primarily due to lower unrealized losses on investment securities and 2023 earnings.

Popular, Inc. shares closed 2023 at $82.07, a 24% increase when compared to year-end 2022. Popular's stock outperformed the KBW Regional Banking Index ("KRX") and the Nasdaq Bank Index, which decreased by 4% and 7% respectively during 2023.



Executive Compensation Program Highlights

Our executive compensation program is designed to motivate and reward performance, align executives with shareholder interests, promote long-term shareholder value, attract and retain highly qualified executives, and mitigate conduct that may promote improper sales practices or excessive or unnecessary risk taking. Our program is premised upon:

Pay-For-Performance

- Focus on variable, incentive-based pay (61%-80% of total target NEO pay is performance-based)
- Combination of short-term (cash) and long-term (equity) incentives
- Equity awards to promote performance and retain high-performing talent
- Total compensation opportunity targeted at median of our peer group
- No special retirement or severance programs
- Limited perquisites

Strong Governance

- Incentivized risk mitigation through balanced compensation design and strong internal control framework
- No speculative transactions in Popular's securities nor pledging or hedging of our securities
- Compensation Recoupment (clawback) Policy
- Annual say-on-pay advisory vote
- Independent compensation consultant
- Compensation governance framework that establishes the guiding principles we use to develop our employee compensation programs and design the incentives available to executives

Executive alignment with long-term shareholder value

- Stock ownership requirements for our executive officers
- Extended equity vesting (over a four-year period)
- Double-trigger equity vesting upon change in control

Pay Mix in the Compensation Program

Our executive compensation program focuses on the achievement of annual and long-term goals that generate sustained company performance and strong returns to our shareholders. As illustrated in the graphs below, in 2023, 80% of total target compensation for the President and CEO and 63% on average for the other NEOs was at-risk, subject to corporate and individual performance.


CEO
27%
PERFORMANCE SHARES LONG-TERM INCENTIVE
20%
SALARY
$5.7M
TARGET TOTAL COMPENSATION
26%
SHORT-TERM CASH INCENTIVE
27%
RESTRICTED STOCK LONG-TERM INCENTIVE
80% OF PAY IS "AT-RISK"
OTHER NEOs
(AVERAGE)
17%
PERFORMANCE SHARES LONG-TERM INCENTIVE
37%
SALARY
17%
RESTRICTED STOCK LONG-TERM INCENTIVE
$1.8M
TARGET TOTAL COMPENSATION
29%
SHORT-TERM CASH INCENTIVE
63% OF PAY IS "AT-RISK"

Base Salary

With the exception of the CEO, each NEO received a salary increase adjustment during 2023, ranging from 3.9% to 5.3% of base salary upon consideration of market benchmarking and individual performance.

Short-Term Annual Cash Incentive

Popular's short-term cash incentive rewards the achievement of annual financial and non-financial goals that reinforce the Corporation's business strategy and priorities. The short-term annual cash incentive is awarded based on the degree of achievement of the corporate adjusted after-tax net income goal, the annual adjusted after-tax ROATCE goal, the key milestones tied to the Corporation's muti-year transformation initiative, and individual pre-determined financial and non-financial goals based on each NEO's role. For 2023, the total short-term cash incentive target as a percentage of base salary was 135% for the CEO and 80% for the other NEOs. Actual payouts can range from zero to 1.5 times the target award. After considering all incentive components, the Talent and Compensation Committee (the "Committee") approved annual cash incentive payments in respect of 2023 equal to 96% of target for Mr. Alvarez, 94% of target for Mr. Vázquez, 98% of target for Mr. Ferrer, 92% of target for Mr. Soriano and 85% of target for Mr. Chinea.

Long-Term Equity Incentive

The annual equity grant rewards performance and aligns the interests of our NEOs with those of our shareholders. One half of the target award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period based on total shareholder return ("TSR") and ROATCE metrics. The other half of this award consists of time-vested restricted stock granted based on corporate and individual performance that vests on a pro-rata basis, with 25% vesting annually over a 4-year period. For purposes of the February 2023 grant, the target incentive opportunity was equal to 270% of base salary for Mr. Alvarez, 120% for Mr. Ferrer and 80% of base salary for the other NEOs.

Actual payout for long-term incentive awards may range from zero to 1.5 times the target award. In February 2023, the Committee granted (i) performance awards at target level, since vesting is determined based on future (3-year) performance, and (ii) time-vested restricted stock awards at the target level for the CEO and above the target level for the other NEOs, in recognition of each NEO's strong leadership and contribution to Popular's solid performance in 2022. Our executive compensation programs are discussed in more detail in the "Compensation Discussion and Analysis" and "2023 Executive Compensation Tables and Compensation Information" sections of this Proxy Statement.

2023 Compensation Program and Pay Decisions

For 2023, the total compensation paid to or earned by our NEOs was as follows:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Ignacio Alvarez President and Chief Executive Officer ("CEO")	$1,130,000	$47,083	$3,081,501	$1,466,740	$ —	$ 43,120	$5,768,444
Carlos J. Vázquez Executive Vice President and Chief Financial Officer ("CFO")	759,519	31,875	631,998	577,193	16,449	23,610	2,040,644
Javier D. Ferrer Executive Vice President, Chief Operating Officer and Head of Business Strategy ("COO")	782,308	32,917	1,134,107	621,335	—	15,774	2,586,441
Lidio V. Soriano Executive Vice President and Chief Risk Officer ("CRO")	585,481	24,583	486,157	433,355	—	22,868	1,552,444
Manuel Chinea Executive Vice President and Chief Operating Officer of Popular Bank	560,340	—	464,082	384,031	4,799	47,725	1,460,977

Corporate Governance, Directors and Executive Officers

Corporate Governance

Our Board of Directors believes that high standards of corporate governance are an essential component of the strength of our corporate culture and ensure that our institutional values are embedded in our day-to-day business operations. The Board's Corporate Governance and Nominating Committee recommends to the Board the adoption of corporate governance guidelines to protect and enhance shareholder value and to set forth the principles as to how the Board, its various committees, individual directors and management should perform their functions. The Corporate Governance and Nominating Committee considers developments in corporate governance and periodically recommends to the Board changes to our corporate governance practices.

Key Corporate Governance Features

Director Independence
Independent directors must compose at least two-thirds of the Board. Eleven of our 13 current directors are independent in accordance with the standards of The Nasdaq Stock Market ("NASDAQ"). The Board has determined that Messrs. Carrión and Alvarez are not considered independent under NASDAQ rules.

Lead Independent Director
Our Lead Independent Director is elected by a majority of the independent members of the Board and has robust and well-defined responsibilities.

Majority Voting in Director Elections
Directors are elected by the affirmative vote of a majority of the shares represented at the annual meeting. An incumbent director not elected by the affirmative vote of a majority of the shares represented at the annual meeting must tender his or her resignation to the Board, which may accept or reject the director's resignation.

Annual Election of Directors
All directors are elected on an annual basis.

Board Oversight of Risk Management
The Board has a significant role in risk oversight. You can read about the role of the Board in risk oversight under "Board Oversight of Risk Management".

Environmental, Social and Governance (ESG) Oversight
The Board, through its Corporate Governance and Nominating Committee, Risk Management Committee and Talent and Compensation Committee, oversees the Corporation's ESG strategy, as well as environmental and other risks, including climate related risks.

Succession Planning
The Talent and Compensation Committee annually reviews a management succession plan to ensure an orderly succession of the CEO, in both ordinary course and emergency situations, and of the executive officers.

Director Retirement Age
Directors may serve on the Board until the end of their term following their 74th birthday and may not be initially elected or re-elected after reaching age 74. In December 2023, the Board granted a one-year waiver of the Director Retirement Age set forth in the Corporation's Corporate Governance Guidelines in order to renominate Mr. Diercksen, the Board's Lead Independent Director. This one-year waiver will allow Mr. Diercksen to stand for re-election at the 2024 Annual Meeting of Shareholders, notwithstanding having reached 74 years of age in 2023. The Board granted and approved this one-year waiver in light of the value of, and contributions made by Mr. Diercksen to the Board, as well as the leadership, skills and experience that he brings, considering the current composition of the Board.

Stock Ownership

Within three years of their election, directors must hold Popular stock with a value equal to five times the annual Board retainer. Within five years of designation, the President and CEO must hold Popular stock with a value equal to six times base salary and other executive officers must hold three times their base salary.

Prohibition on Pledging, Hedging and Speculative Transactions

Popular's directors and executive officers are prohibited from pledging securities of Popular as collateral for loans. In addition, directors and executive officers are not allowed to engage in speculative transactions, such as hedging and monetization transactions, using securities of Popular.

Annual Board, Committee and Individual Director Self-Assessments

The Board, each of its committees and each individual director conduct annual self-evaluations to determine whether they are functioning effectively. Additionally, the Board is required to retain, at least every three years, an independent consultant to facilitate the Board's performance evaluation.

Executive Sessions of Non-Management Directors and Independent Directors

Popular's non-management directors hold executive sessions without Popular's management once every regularly scheduled in-person Board meeting. Independent directors meet in executive session as frequently as determined by the independent directors, but not less than twice a year.

Limits on Board Service

To ensure that directors have sufficient time to devote to their responsibilities on Popular's Board, Popular's Corporate Governance Guidelines establishes that directors who also serve as CEOs or executive officers of a public company should not serve on more than one public company board in addition to Popular's Board, and other directors should not serve on more than four public company boards, including Popular's Board. Also, members of the Audit Committee may not serve on more than three public company audit committees, including Popular's Audit Committee, without prior Board approval.

Shareholder's Ability to Call a Special Meeting of Shareholders

Popular's Amended and Restated By-laws provide shareholders holding at least 20% of the outstanding shares of common stock with the right to request a special meeting of shareholders.

Board of Directors and Nominees' Independence

Popular's Corporate Governance Guidelines provide that at least two-thirds of the Board shall consist of directors who the Board has determined have no material relationship with Popular and who are otherwise "independent" under the director independence standards of NASDAQ. The Board, with the assistance of the Corporate Governance and Nominating Committee, conducts an annual review of any relevant relationships that each director may have with Popular and whether each director meets the independence standards of NASDAQ. The Board has determined that all of its current directors and nominees, except for Mr. Carrión, who is our former CEO and Executive Chairman, and Mr. Alvarez, who is our current President and CEO, meet the independence standards of NASDAQ.

As part of the process to determine director independence, the Board considered payments made by Popular in the ordinary course of business to various entities indirectly related to Ms. Ferré in connection with call center services and marketing and advertising activities of Popular and its affiliates. In the case of Mr. Carrady, it also considered payments made and received by Popular in the ordinary course of business in connection with property lease transactions with entities related to him. None of the payments made to the entities related to Ms. Ferré or entities related to Mr. Carrady were for the provision of professional or other services by a professional services firm. Applying the independence standards of NASDAQ, the Board determined that these business relationships are not material and do not impair the ability of either Ms. Ferré or Mr. Carrady to act independently.



84.6%
INDEPENDENT
UNDER THE DIRECTOR INDEPENDENCE
STANDARDS OF NASDAQ

Board Leadership

Each year, the Board evaluates whether Popular's leadership structure is in the best interest of Popular. The Board does not have a policy on whether the Chairman and CEO positions should be separate or combined. Currently, Mr. Carrión serves as the Chairman of the Board of Directors and Mr. Alvarez serves as President and CEO of Popular. The Board could in the future decide to consolidate these positions if it determines that doing so would serve the best interests of Popular.

The Board believes that the present structure provides Popular and the Board with strong and objective leadership, effective engagement with and oversight of management, and continuity of experience. As a highly regulated financial services provider, Popular and our shareholders benefit from having a Chairman with deep experience and leadership in and knowledge of the financial services industry, our company, its businesses, and our markets.

The independent members of the Board elect amongst themselves a Lead Independent Director, a position occupied by Mr. Diercksen since January 2020. Popular's Corporate Governance Guidelines require the designation of a Lead Independent Director when the Chairman of the Board is not an independent director. The Corporate Governance Guidelines provide that the Lead Independent Director has the following responsibilities:

Lead Independent Director Responsibilities

✔ Be available for consultation and direct communication upon request of major shareholders.

✔ Call meetings of independent directors and preside over executive sessions of the independent directors.

✔ Act as liaison between the independent directors and the Chairman.

✔ Assist the other independent directors by ensuring that independent directors have adequate opportunities to meet in executive sessions and communicate to the Chairman, as appropriate, the results of such sessions and other private discussions among independent directors.

✔ Assist the Chairman and the remainder of the Board in assuming effective corporate governance in managing the affairs of the Board.

✔ Serve as the contact person to facilitate communications requested by major shareholders with independent members of the Board.

✔ Approve, in collaboration with the Chairman, meeting agendas and information sent to the Board.

✔ Approve, in collaboration with the Chairman, the meeting schedules to assure that there is sufficient time for discussion of all agenda items.

✔ Serve temporarily as Chairman of the Board and the Board's spokesperson if the Chairman is unable to act.

✔ Interview Board candidates.

✔ Recommend to the Corporate Governance and Nominating Committee nominees to Board committees and sub-committees as may come to the Lead Independent Director's attention.

✔ Ensure the Board works as a cohesive team.

✔ Preside over all meetings of the Board at which the Chairman is not present.

✔ Make such recommendations to the Board as the Lead Independent Director may deem appropriate for the retention of consultants who will report to the Board.

✔ Retain consultants, with the approval of the Board, as the Lead Independent Director and the Board deem appropriate.

Board Meetings and Executive Sessions

The Board met 11 times during 2023. Each director attended 91% or more meetings of the Board and the meetings of committees of the Board on which each such director served. Directors also are kept informed of our business through meetings and direct communications with the Chairman and the CEO regarding matters of interest to Popular and our shareholders. While Popular has not adopted a formal policy with respect to directors' attendance at the meetings of shareholders, Popular encourages directors to attend all meetings of shareholders. All of our directors attended the 2023 annual meeting of shareholders.

The Corporate Governance Guidelines provide that the non-management directors will meet in executive sessions in-person after regularly scheduled Board meetings and that independent directors will also meet in executive sessions as frequently as determined by the independent directors, but not less frequently than twice a year. During 2023, non-management directors met in executive sessions without Popular's management after each regularly scheduled in person Board meeting. The independent directors met 5 times during 2023.

Board Evaluation Process

Our Board conducts an annual self-assessment that is intended to determine whether the Board, its committees and each individual director are functioning effectively and provides them with the opportunity to evaluate, reflect and improve processes, performance and effectiveness. As part of such assessment, each director is provided a written questionnaire that is designed to gather suggestions for improving Board and committee effectiveness and solicit feedback on a wide range of issues, including, among others:

✓ Board and Committee composition, structure and operations;

✓ Board dynamics, culture and standards of conduct;

✓ Adequacy of management provided materials and information;

✓ Access to management; and

✓ Board effectiveness and accountability.

Each of the five standing committees of the Board is also required to conduct its own written annual self-assessment, which generally evaluates matters such as: (i) responsibilities and organization of the committee, including adequacy of its charter; (ii) operations of the committee; (iii) the adequacy of meeting materials and information provided; and (iv) assessment of the committee's performance of its assigned duties, among others. Each director also participates in an individual director self-assessment where directors evaluate their own performance and effectiveness and identify areas for improvement. Additionally, our Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee shall retain, at least every three years, an independent consultant to facilitate the Board's performance evaluation. The most recent Board evaluation facilitated by an independent consultant was performed as part of the 2021 Board evaluation process.

The Corporate Governance and Nominating Committee oversees the annual self-evaluation process with the input from the Chairman and the Lead Independent Director. Responses to the Board and committee self-assessments, including written comments, are tabulated to show trends compared to prior years.

Responses are not attributed to individual directors in order to promote openness, discussion and collegiality. The Board and Committee self-assessment results are discussed in the Corporate Governance and Nominating Committee, and the Chair of the Corporate Governance and Nominating Committee leads the discussion with the full Board. The committee self-assessment results are also discussed at each committee, followed by a discussion of the results with the full Board led by each Committee Chair. The results of the individual director self-assessments are shared with the Chairman and Lead Independent Director which then engage on one-on-one conversations with the individual directors to obtain their assessment and provide feedback, as needed. Following the discussions of the results of the evaluations, appropriate action plans are developed and executed in partnership with management.

The Corporate Governance and Nominating Committee annually reviews the format and process to be used to carry out the Board, committee and individual director self-assessment, as well as evaluates potential enhancements to the process.

The following summarizes the 2023 Board's self-assessment process:



FRAMEWORK	The Corporate Governance and Nominating Committee reviews the format and establishes the scope, process and framework for the Board, Committee and director self-assessments.
SELF-ASSESSMENTS	Directors complete a written self-assessment of the Board and the Committees on which they serve and an individual director self-assessment.
ANALYSIS	The responses and feedback obtained from the Board and Committee self-assessments are collected, analyzed and aggregated into reports with a summary of the results.
FEEDBACK	The results of the self-assessments are provided and discussed by the full Board and each of the Committees. The individual director self-assessments are shared with the Chairman and the Lead Independent Director, which then provide feedback to each director.
ACTION	The Board and each of the Committees consider and develop action plans to address areas of improvement and monitor the progress of the implementation of the agreed upon actions.

Director Onboarding and Continuing Education

Popular provides an onboarding and orientation process for new directors to facilitate the integration of new members to the Board and enhance the overall functioning of the Board. The onboarding process provides new directors with background material on Popular, its business and strategic plan, risk profile and an overview of Boardroom dynamics and director roles and responsibilities. The onboarding process also includes meetings with Board leadership and senior management, as well as access to supplemental materials and training resources, as appropriate.

Director continuing education enhances the skills and knowledge necessary to fulfill director responsibilities. The Board has established a Director Continuing Education Program that includes in-boardroom training and educational sessions, promotes individual director development and provides supplemental educational materials and resources. On an annual basis, the Corporate Governance and Nominating Committee of the Board establishes an annual in-boardroom training calendar

to provide the Board with educational sessions on a variety of topics, including regulatory compliance, financial crimes compliance, cybersecurity, banking regulatory trends, and technology matters, among others. Directors are also encouraged to further their individual development by participating in at least one director-related continuing education session each year provided by a recognized organization engaged in director continuing education services. Additionally, on an ongoing basis, directors receive supplemental educational materials and resources to supplement their continuing education. These materials and resources include, among others, access to the National Association of Corporate Directors' (NACD) Continuing Education Program which offers our directors access to a wide range of in-person, peer-based and webinar educational programs on a variety of topics, including, strategic oversight, corporate governance, committee duties, succession planning, cyber and information security, board leadership and industry developments.

Management Succession Planning

Popular's Board recognizes that one of its most important duties is to ensure senior leadership continuity by overseeing the development of executive talent and planning for the efficient succession of the CEO and other executive officers. The Board has delegated primary responsibility for succession planning to the Talent and Compensation Committee. The Talent and Compensation Committee reviews annually a management succession plan, developed by the CEO, and reports annually to the Board on the management succession plan. The principal components of this plan are: (i) a proposed

plan for emergency CEO succession, (ii) a proposed plan for CEO succession in the ordinary course of business, and (iii) the CEO's plan for management succession for the other policy-making officers of Popular. The succession plan includes an assessment of the experience, performance, skills and planned career paths for possible candidates within the senior management team. Development initiatives supporting the succession plan include job enhancements and rotations, the Popular Leadership Academy, specialized external trainings and competency assessments.

Hedging and Pledging Policy

Our Corporate Governance Guidelines prohibit executive officers and directors of Popular from engaging in hedging or monetization transactions with respect to Popular's securities. Such prohibited transactions include, but are not limited to, zero-cost collars, equity swaps, and forward sale contracts since they are considered speculative as they allow the shareholder to lock in the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. This

allows the holder to continue to own the underlying securities without the full rewards and risks of ownership. In addition, pledging of Popular's securities, including restricted stock and restricted stock units granted as compensation, by executive officers and directors is also prohibited under the Corporate Governance Guidelines. This prohibition includes securities pledged as collateral for margin accounts, as well as securities pledged as collateral for loans.

Code of Ethics

The Board has adopted a Code of Ethics to be followed by Popular's employees, officers and directors. The Code of Ethics reaffirms Popular's high standards of ethics, integrity and honesty, and provides the general rules to be followed in order to act in accordance with our ethical principles. Directors, NEOs, other executive officers and employees are

required to read and comply with the Code of Ethics. Popular offers a training on its Code of Ethics to all new employees shortly after their start date and also provides periodic Code of Ethics training to all employees. The Code of Ethics training is available in both English and Spanish. Moreover, on an annual basis employees must certify that they have read the

Code of Ethics and complete a Declaration on Code of Ethics, Anti-Bribery/Anti-Corruption Policy and Possible Conflicts of Interest. In addition, suppliers, including vendors, service providers, consultants and contractors, among others, are subject to the Code of Ethics for Popular Suppliers.

Overall responsibility for interpreting and applying the Code of Ethics rests with the Corporate Ethics Officer, whose work is overseen by Popular's Chief Legal Officer and the Board. At least once a year, the Corporate Ethics Officer reports to the Board on the status of the Code of Ethics, ethics training and other ethics-related matters. Our Board of Directors plays an essential oversight role over ethics-related matters of the Corporation, by among others:

- modeling ethical standards by focusing on the character, integrity, and qualifications of its members and those of the senior management of the Corporation;
- overseeing management's identification, monitoring and control of internal risks, including compliance with the Code of Ethics; and
- overseeing the management of violations to the Code of Ethics.

The Code of Ethics provides that any waivers of its terms granted to NEOs, other executive officers or directors may be made only by the independent members of the Board. Any such waivers must be promptly disclosed to the shareholders.

During 2023, Popular did not receive or grant any request from directors, NEOs or other executive officers for waivers under the provisions of the Code of Ethics. The Code of Ethics was last revised on September 28, 2023 and is available on the Corporate Governance section of Popular's website in English at https://investor.popular.com/eng/corporate-governance/ and in Spanish at https://investor.popular.com/esp/regencia-corporativa/. Popular posts on its website any amendments to the Code of Ethics and any waivers granted to the President and CEO, the CFO, the Corporate Comptroller or directors.

Popular expects employees to report behavior that concerns them or that may represent a violation of the Code of Ethics. Popular offers several channels by which employees may raise an issue or concern, including any actual or potential violations of the Code of Ethics. One such method is EthicsPoint, a website and telephone hotline that is available 24/7. EthicsPoint reports can be submitted anonymously.

CORPORATE GOVERNANCE

Membership in Board Committees

	AUDIT	CORPORATE GOVERNANCE & NOMINATING	RISK MANAGEMENT	TALENT & COMPENSATION	TECHNOLOGY
Ignacio Alvarez					
Joaquín E. Bacardí, III[(1)]		Member	Member		
Alejandro M. Ballester	Member	Member		Committee Chairperson	
Robert Carrady		Member		Member	
Richard L. Carrión					Committee Chairperson
Betty DeVita				Member	Member
John W. Diercksen	Committee Chairperson; Audit Committee Financial Expert and Committee Member	Member	Member	Member	Member
María Luisa Ferré Rangel		Committee Chairperson			Member
C. Kim Goodwin	Audit Committee Financial Expert and Committee Member		Committee Chairperson; Risk Management Expert and Committee Member		Member
José R. Rodríguez	Audit Committee Financial Expert and Committee Member		Risk Management Expert and Committee Member		
Alejandro M. Sánchez			Member	Member	
Myrna M. Soto		Member	Risk Management Expert and Committee Member		Member
Carlos A. Unanue	Member			Member	

Committee Chairperson
Member
Audit Committee Financial Expert and Committee Member
Risk Management Expert and Committee Member

(1) On January 17, 2024, Mr. Bacardí informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2024 Annual Meeting of Shareholders.

Committees of the Board

The Board has five standing committees: an Audit Committee, a Corporate Governance and Nominating Committee, a Risk Management Committee, a Talent and Compensation Committee and a Technology Committee. All committees operate under written charters, which are posted on our website under the heading "Corporate Governance" at www.popular.com/en/investor-relations. Highlighted below are some of the key responsibilities of each committee, as well as information about committee members and their independence, number of meetings in 2023 and last charter revision date, among others. For additional information on the role of certain of the standing committees in connection with risk oversight and oversight of ESG matters, please see the "Board Oversight of Risk Management" and "Corporate Responsibility and Sustainability" sections of this Proxy Statement.

Audit Committee

10 Meetings in 2023	Members	Independence	Charter Last Revised
8 discussed earnings releases, Form 10-K and Form 10-Q filings.	John W. Diercksen (Chair) Alejandro M. Ballester C. Kim Goodwin José R. Rodríguez Carlos A. Unanue	Each member of the committee is independent	December 8, 2023

Primary Responsibilities

Assists the Board in its oversight of:

- the outside auditors' qualifications, independence and performance;
- the performance of Popular's internal audit function;
- the integrity of Popular's financial statements, including overseeing the accounting and financial processes, principles and policies, the effectiveness of internal controls over financial reporting and the audits of the financial statements; and
- compliance with legal and regulatory requirements.

In addition, the Audit Committee issues a report, as required by the U.S. Securities and Exchange Commission (the "SEC") rules, for inclusion in Popular's annual proxy statement. The Audit Committee was established in accordance with the requirements of the Securities Exchange Act of 1934 (the "1934 Act").

Audit Committee Financial Experts

Mr. Diercksen, Ms. Goodwin and Mr. Rodríguez are Audit Committee Financial Experts as defined by SEC rules.

Corporate Governance and Nominating Committee

5 Meetings in 2023	Members	Independence	Charter Last Revised
	Maria Luisa Ferré (Chair) Joaquín E. Bacardí, III Alejandro M. Ballester Robert Carrady John W. Diercksen Myrna M. Soto	Each member of the committee is independent	December 8, 2023

Primary Responsibilities

The Corporate Governance and Nominating Committee is responsible for:

- exercising general oversight with respect to the governance of the Board;
- identifying and recommending individuals qualified to become Board members and recommending director nominees and committee members to the Board;
- evaluating and considering candidates for director recommended by shareholders and recommending to the Board, as it deems appropriate, actions with respect to such nominees in accordance with the Corporation's organizational documents and applicable law;

- reviewing and considering any communication received from shareholders of the Corporation;

- reviewing and reporting to the Board on matters of corporate governance and developing and recommending to the Board a set of corporate governance principles applicable to Popular;

- leading the Board and assisting its committees in the annual evaluation of the performance of the Board, its committees and the individual directors;

- recommending to the Board the form and amount of compensation for Popular's directors;

- overseeing the Corporation's strategy, initiatives, practices, and policies that relate to sustainability and social responsibility, including environmental, social and governance (ESG) matters;

- reviewing and overseeing the Corporation's reporting with respect to corporate sustainability and ESG matters; and

- establishing and approving annually the Board's continuing education program and annual training calendar, as well as receiving a report on the trainings completed each year by directors.

Risk Management Committee

11 Meetings in 2023	Members	Independence	Charter Last Revised
	C. Kim Goodwin (Chair) Joaquín E. Bacardí, III John W. Diercksen José R. Rodríguez Alejandro M. Sánchez Myrna M. Soto	Each member of the committee is independent	December 8, 2023

Primary Responsibilities

Assists the Board in its oversight of:

- Popular's enterprise-wide risk management program, practices and framework;

- the monitoring, review and approval of the policies and procedures that measure, limit and manage Popular's main risks, including credit, market, interest rate, liquidity, operational, technology, cyber and information security, compliance, legal, climate, reputational, including social, and strategic risks;

- senior management's activities with respect to capital management, including the development of Popular's annual capital plan;

- Popular's information security and risk management with respect to cybersecurity; and

- Popular's risk management with respect to environmental risks, including risks pertaining to climate-change.

Risk Management Experts

Ms. Goodwin, Mr. Rodríguez and Ms. Soto are Risk Management Experts as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules of the Federal Reserve Board promulgated thereunder.

Talent and Compensation Committee

6 Meetings in 2023	Members	Independence	Charter Last Revised
	Alejandro M. Ballester (Chair) Robert Carrady Betty DeVita John W. Diercksen Alejandro M. Sánchez Carlos A. Unanue	Each member of the committee is independent	December 8, 2023

Primary Responsibilities

Discharges the Board's responsibilities relating to:

- the compensation of Popular's CEO and all other executive officers;

- the adoption of policies that govern Popular's compensation and benefits programs;

- overseeing plans for executive officer development and succession;

- reviewing and advising management regarding the Corporation's human capital strategies, practices and initiatives, including ESG matters related to culture, talent acquisition and development, workforce engagement, diversity, equity (including pay equity) and inclusion;
- overseeing, in consultation with management, compliance with federal, state and local laws as they affect compensation matters;
- considering, in consultation with the Chief Risk Officer, whether the incentives and risks arising from the compensation plans for all employees are reasonably likely to have a material adverse effect on Popular and taking necessary actions to limit any risks identified as a result of the risk-related reviews; and
- reviewing and discussing with management the ''Compensation Discussion and Analysis'' section in Popular's annual proxy statement in compliance with applicable law, rules and regulations.

Talent and Compensation Committee Interlocks and Insider Participation:

None of the members of the Talent and Compensation Committee is or has been an officer or employee of Popular. In addition, none of our executive officers is, or was during 2023, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2023, an executive officer serving as a member of our Talent and Compensation Committee. Other than Mr. Ballester and Ms. Ferré, during 2023 none of the members of the Talent and Compensation Committee had any relationship with Popular requiring disclosure under Item 404 of Regulation S-K. On September 28, 2023, Mr. Ballester was appointed member and Chair of the Talent and Compensation Committee and Ms. Ferré ceased being a member of such committee. A summary of the relationships requiring disclosure under Item 404 of Regulation S-K are disclosed in the "Certain Relationships and Transactions'' section of this Proxy Statement.

Technology Committee

4 Meetings in 2023	Members	Independence	Charter Last Revised
	Richard L. Carrión (Chair) Betty DeVita John W. Diercksen Maria Luisa Ferré C. Kim Goodwin Myrna M. Soto	All members of the committee are independent, except for Mr. Carrión	December 8, 2023

Primary Responsibilities

Discharges the Board's responsibilities, subject to review by the full Board, relating to:

- overseeing the development and implementation of the Corporation's technology planning, strategy and major initiatives, as well as the Corporation's technology functions, operations and needs;
- overseeing and reviewing Popular's major technology related transactions, acquisitions, investments, projects and architecture decisions, including the financial, customer and strategic benefits thereof;
- monitoring the risks associated with major technology vendor relationships;
- overseeing Popular's plans and activities relevant to technology innovation; and
- reviewing and receiving reports from management and third parties regarding current and emerging technology trends.

Board Oversight of Risk Management

While management has primary responsibility for managing risk, the Board has a significant role in the risk oversight of Popular. The Board performs its risk oversight functions directly and through several Board committees, each of which oversees the management of risks that fall within its areas of responsibility, as described below. In discharging their responsibilities, Board committees have full access to management and independent advisors as they deem necessary or appropriate. In addition, each Board committee reports to the Board on their risk oversight functions after each meeting. Whenever it is deemed appropriate, management gives presentations to the full Board in connection with specific risks, such as those related to compliance, cybersecurity and information security, among others. The principal roles and responsibilities of the Board committees in the oversight of risk management are described next.

Audit Committee
Risk Oversight Responsibilities:

- Oversee accounting and financial reporting principles and policies, internal controls and procedures and controls over financial reporting.
- Review reports from management, independent auditors, internal auditors, compliance group, legal counsel, regulators and outside experts, as considered appropriate, that include the risks Popular faces.
- Evaluate and approve the annual risk assessment of the Internal Audit Division, which identifies the areas to be included in the annual audit plan.

Corporate Governance and Nominating Committee
Risk Oversight Responsibilities:

- Provide oversight of risks related to the composition and structure of the Board and its committees, including the selection and nomination of the members of the Board.
- Review, approve and oversee the Corporation's corporate governance practices.
- Oversee the Corporation's approach to ESG matters and how the Corporation advances sustainability in its business and operations.
- Review and oversee the Corporation's reporting with respect to ESG matters.

Risk Management Committee
Risk Oversight Responsibilities:

- Review, approve and oversee management's implementation of Popular's risk management program and related policies, procedures and controls to measure, limit and manage Popular's risks, including credit, market, interest rate, liquidity, operational, technology, cyber and information security, compliance, legal, climate, reputational, including social, and strategic risks, while taking into consideration their alignment with Popular's strategic and capital plans.
- Oversee the Corporation's activities with respect to capital management, including overseeing the development of the annual capital plan of the Corporation.
- Review and discuss with management Popular's major financial risk exposures and the steps taken by management to monitor and control such exposures.
- Oversee Popular's cybersecurity and information security strategy and preparedness.
- Oversee the Corporation's environmental risks, including risk pertaining to climate change.
- Review and receive reports on selected risk topics as management or the committee may deem appropriate.

Talent and Compensation Committee
Risk Oversight Responsibilities:

- Establish Popular's executive compensation and other incentive-based compensation programs, taking into account the risks that such programs may pose to Popular.
- Evaluate, in consultation with the Chief Risk Officer, whether the incentives and risks arising from Popular's compensation plans for all employees are likely to have a material adverse effect on Popular.
- Take such action as the Committee deems necessary to limit any risks identified as a result of the risk-related reviews.

Technology Committee
Risk Oversight Responsibilities:

- Provide oversight with respect to risks related to the development and implementation of Popular's technology planning, strategy and initiatives, as well as Popular's technology functions, operations and needs.
- Assess the risks associated with major technology related transactions, acquisitions, investments and projects.
- Monitor the risks associated with major technology vendor relationships.

Board Diversity, Experience and Skills

The following tables summarize certain self-identified demographic characteristics of our directors for the years 2023 and 2024, in accordance with Nasdaq Listing Rules 5605(f) and 5606. Each term used in the table has the meaning given to it in the Nasdaq Listing Rules and related instructions.

Current Year (2024) Board of Directors Diversity Statistics

Board Diversity Matrix
As of March 27, 2024

TOTAL NUMBER OF DIRECTORS		13		
	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity				
Gender Identity	4	9		
Part II: Demographic Background				
African American or Black	1			
Alaskan Native or Native American				
Asian				
Hispanic or Latino	2	7		
Native Hawaiian or Pacific Islander				
White	2	8		
Two or More Races or Ethnicities	1	6		
LGBTQ+		1		
Did Not Disclose Demographic Background				

Prior Year (2023) Board of Directors Diversity Statistics

Board Diversity Matrix
As of March 29, 2023

TOTAL NUMBER OF DIRECTORS		12		
	Female	Male	Non Binary	Did Not Disclose Gender
Part I: Gender Identity				
Gender Identity	4	8		
Part II: Demographic Background				
African American or Black	1			
Alaskan Native or Native American				
Asian				
Hispanic or Latino	2	6		
Native Hawaiian or Pacific Islander				
White	2	7		
Two or More Races or Ethnicities	1	5		
LGBTQ+		1		
Did Not Disclose Demographic Background				

The Corporate Governance and Nominating Committee does not have a specific diversity policy with respect to the director nomination process. Rather, the committee considers diversity in the broader sense of how a candidate's viewpoints, experience, skills, background, gender, race, ethnicity and other demographics could assist the Board in light of the Board's composition at the time. The Board believes that each director contributes to the overall diversity by providing a variety of personal and professional experiences and backgrounds. The Board is committed in considering the diversity of its members when evaluating its composition, and strives to ensure diversity of gender, race, ethnicity and other demographics among its members. As shown below, the current directors and nominees reflect a broad diversity of gender, race, ethnicity, background, skills and experiences.

Board of Directors and Nominee's Experience and Skills

	Alvarez	Bacardí[1]	Ballester	Carrady	Carrión	Chappuis[2]	DeVita	Diercksen	Ferré	Goodwin	Rodríguez	Sánchez	Soto	Unanue
International Business		•	•	•	•	•	•	•	•	•	•	•	•	•
Technology and Innovation				•	•	•			•	•			•	
Cyber and Information Security													•	
Business Operations	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Senior Management & Leadership	•	•	•	•	•	•	•	•	•	•	•	•	•	•
Public Company Knowledge	•			•		•	•	•	•	•	•	•	•	
Audit and Risk Oversight	•			•		•	•	•		•	•	•	•	
Financial Services, Investment and M&A	•			•	•	•	•			•	•	•	•	
Understanding Popular's Main Geographic Markets	•	•	•	•	•	•			•		•	•		•
GENDER DIVERSITY														
Female							•		•	•			•	
Male	•	•	•	•	•	•		•			•	•		•
Non-Binary														
Did not disclose														
DEMOGRAPHIC BACKGROUND														
African American or Black										•				
Alaskan Native or Native American														
Asian														
Hispanic or Latino	•	•	•		•	•			•		•	•	•	•
Native Hawaiian or Pacific Islander														
White	•	•	•	•		•	•	•			•	•	•	•
Two or More Races or Ethnicities	•	•	•			•					•	•	•	•
LGBTQ+													•	
Did not disclose														

(a) On January 17, 2024, Mr. Bacardí informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2024 Annual Meeting of Shareholders.

(b) Nominated to be initially elected to the Board of Directors on May 9, 2024.

Nomination of Directors

The Corporate Governance and Nominating Committee Charter provides that, in nominating candidates, the Committee will take into consideration such factors as it deems appropriate, which may include judgment, skills, diversity, experience with business and other organizations, the interplay of the candidate's experience with the experience of the existing Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Corporate Governance and Nominating Committee will consider candidates for director who are recommended by its members, by other Board members, by management, by shareholders, by contacts in the communities we serve, and by third-party search firms. The Corporate Governance and Nominating Committee has the authority to engage a third-party search firm or consultant to identify and provide information on potential candidates for review, based on the criteria described in this section.

There are no differences in the manner in which the Corporate Governance and Nominating Committee will evaluate nominees for director in the event the nominee is recommended by a shareholder.

Shareholders who wish to submit nominees for director for consideration by the Corporate Governance and Nominating Committee for election at Popular's 2025 annual meeting of shareholders may do so as set forth under the "General Information About the Meeting—Shareholder Proposals" section of this Proxy Statement.

There were no nominees for director recommended by shareholders for consideration by the Corporate Governance and Nominating Committee for election at the 2024 annual meeting of shareholders.

At this year's annual meeting, all nominees are currently incumbent directors, except for Mr. Bertil E. Chappuis, who was nominated by the Board of Directors on February 23, 2024, upon recommendation from the Corporate Governance and Nominating Committee.

The Corporation's Corporate Governance Guidelines provide that directors may serve on the Board until the end of their term following their 74th birthday and may not be initially elected or re-elected after reaching age 74. In December 2023, the Board granted a one-year waiver of the Director Retirement Age in order to renominate Mr. Diercksen, the Board's Lead Independent Director. This one-year waiver allows Mr. Diercksen to stand for re-election at the 2024 Annual Meeting of Shareholders, notwithstanding having reached 74 years of age in 2023. The Board granted and approved this one-year waiver in light of the value of, and contributions made by Mr. Diercksen to the Board, as well as the leadership, skills and experience that he brings, considering the current composition of the Board.

Under Popular's Corporate Governance Guidelines, the Board should, based on the recommendations of the Corporate Governance and Nominating Committee, select nominees for the position of independent director by considering the following criteria:

Criteria For Nomination

✔ Personal qualities and characteristics, accomplishments and reputation in the business community.

✔ Current knowledge and contacts in the communities in which Popular does business and in Popular's industry or other industries relevant to Popular's business.

✔ Ability and willingness to commit adequate time to Board and committee matters.

✔ The fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Popular.

✔ Diversity of viewpoints, background, experience, gender, race, ethnicity and other demographics.

Corporate Responsibility and Sustainability

At Popular we are committed to elevating the social and economic well-being of our employees, customers and communities, through our core service offerings and responsible business practices. To fulfill our commitment, we have developed environmental, social and governance ("ESG") practices that include transparently communicating our journey and progress. To highlight our goals and the progress achieved during 2023 in ESG matters, we expect to publish our 2023 Corporate Sustainability Report during the second quarter of 2024.

To learn more about Popular's commitment to sustainability, please visit https://www.popular.com/en/corporate-sustainability/ The information contained in our Corporate Sustainability Report and on our website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.

ESG OVERSIGHT

Our Board of Directors is actively engaged in the oversight of the Corporation's ESG strategy and practices.

BOARD OF DIRECTORS

The Board of Directors oversees the Corporation's general ESG activities, priorities and strategies. To ensure the pursuit of the Corporation's ESG objectives and goals, the Board has delegated direct oversight responsibility for ESG-related matters to three of its committees.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

- Oversees Popular's strategy, initiatives, practices and policies related to ESG matters in consultation and coordination with other committees of the Board.
- Receives reports and advises management on ESG matters, including but not limited to environmental sustainability, community and social impact activities, charitable contributions, philanthropy and other public policy and responsibility matters, that may impact the Corporation, its shareholders, employees, customers and the communities in which it operates.
- Approves any political contribution to be made by or on behalf of the Corporation.
- Reviews and oversees the Corporation's reporting with respect to ESG matters.

RISK MANAGEMENT COMMITTEE

- Oversees Popular's risk management with respect to credit, market, interest rate, liquidity, operational, technology, cyber and information security, compliance, legal, climate, reputational, including social, and strategic risks.
- Oversees the Corporation's information security program and risk management with respect to cybersecurity.
- Oversees the Corporation's risk management with respect to environmental risks, including but not limited to, risks pertaining to climate change.

TALENT AND COMPENSATION COMMITTEE

- Reviews and advises management regarding the Corporation's human capital strategies, practices, and initiatives, including ESG matters related to culture, talent acquisition and development, workforce engagement, and diversity, equity and inclusion.

MANAGEMENT

ESG STEERING COMMITTEE

- Establishes and defines Popular's ESG efforts and work plan.
- Oversees the development, management and implementation of the Corporation's ESG efforts, including, but not limited to the standards, strategies, policies and guidelines that address ESG matters.
- Provides feedback and guidance on the execution and implementation of Popular's ESG work plan.
- Assesses and approves the ESG related standards used in the evaluation of commercial loan applications in accordance with the applicable Commercial Credit Policy of BPPR and Popular Bank.
- Reviews and approves Popular's ESG communications, disclosures and reporting plans.

ESG HIGHLIGHTS

ENVIRONMENT

Mitigate the impacts of climate change and strive for a more sustainable and resilient future.



- As part of our goal to minimize the environmental impact of our operations, 62 of our branches and 5 of our corporate buildings have been equipped with photovoltaic systems.
- Integrated Climate Risk considerations as part of the Corporation's Risk Management Policy.
- Strengthened our Climate Risk governance, creating a Climate Risk Unit within the Financial and Operational Risk Management Division and established a cross-functional Climate Risk working group to operationalize climate risk management efforts.
- Continued to work to develop our climate risk framework, concentrating efforts on gathering and organizing the data for physical and transition risk analysis, and emissions calculations.
- Held virtual and in-person training sessions with client-facing and key support functions personnel to continue strengthening foundational knowledge on assessing and documenting environmental and social risks in our commercial lending process.

SOCIAL

Improve the social and economic well-being of our employees, customers, and communities while prioritizing diversity, equity, and inclusion in all aspects of our business.

Human Capital

- Increased the base salary for our employees in Puerto Rico and the Virgin Islands.

Diversity, Equity and Inclusion

- Expanded the Pride ERG to the U.S., and created the Black/African American ERG and the Power of Women ERG in Popular Bank.

Financial Inclusion

- Popular financed several affordable housing projects in Puerto Rico supporting the creation of 535 new housing units.
- Started offering a hurricane parametric microinsurance product, enhancing access to insurance and supporting the resiliency of vulnerable communities.
- Created a secured personal loan product to help victims of gender violence to build credit. The pilot program supported women referred by a non-partner organization and included a financial education component to promote financial inclusion and independence.

Community Investments



- Our community investments in 2023 totaled approximately $12 million including corporate donations, programs to promote financial inclusion and entrepreneurship, as well as philanthropic contributions through our corporate foundations in Puerto Rico and the mainland U.S.

ESG HIGHLIGHTS

GOVERNANCE



Employ governance best practices and manage risk across the organization.
- Board of Directors composed of a majority of independent directors.
- Declassification of the Board was completed during 2023.
- 76.9% of the Board is ethnically diverse.
- 30.8% of the Board is composed of women.
- Published Popular's Human Rights Position Statement.
- Popular continued to enhance customer education campaigns on fraud and security awareness. Enrolled over 1.1 million Mi Banco customers in the two-step identity verification tool, representing 99% of the Mi Banco active customers.

Communication with the Board

Any shareholder who desires to contact the Board or any of its members may do so by writing to:

Popular, Inc., Board of Directors (751), P.O. Box 362708, San Juan, PR 00936-2708

Alternatively, a shareholder may contact the Audit Committee or any of its members telephonically by calling the toll-free number (866) 737-6813 or electronically through **www.popular.com/ethicspoint-en.**

Popular's Corporate Secretary reviews all correspondence addressed to the Board or any of its members and provides the Board with copies of all communications that deal with the functions of the Board or its committees, or that otherwise require Board attention. Communications received by the Audit Committee that are not related to accounting or auditing matters may, in its discretion, be forwarded by the Audit Committee or any of its members to other committees of the Board or to Popular's management for review.

Where to Find More Information on Governance

Popular maintains a corporate governance section on its website at www.popular.com/en/investor-relations/ where investors may find copies of our principal governance documents. The corporate governance section of Popular's website contains, among others, the following documents:

- ✔ Audit Committee Charter
- ✔ Code of Ethics
- ✔ Code of Ethics for Popular Suppliers
- ✔ Corporate Governance and Nominating Committee Charter
- ✔ Corporate Governance Guidelines
- ✔ Corporate Sustainability Report
- ✔ Insider Trading Policy
- ✔ Risk Management Committee Charter
- ✔ Talent and Compensation Committee Charter
- ✔ Technology Committee Charter

Directors and Executive Officers

Nominees for Election as Directors

Information relating to director nominee's participation in Popular's committees, age, principal occupation, business experience during the past five years (including positions held with Popular or its subsidiaries and the period during which each director has served in such capacity), directorships, expertise, skills and qualifications is set forth below. All of Popular's directors are also directors of the following subsidiaries of Popular: Banco Popular de Puerto Rico ("BPPR"), Popular North America, Inc. and Popular Bank.



Ignacio Alvarez

President and Chief Executive Officer of Popular, Inc.
Director Since 2017
Age 65

Expertise & Skills



Background

Chief Executive Officer of Popular, BPPR and Popular Bank since July 2017. President of Popular, BPPR and Popular Bank since October 2014 and Chief Operating Officer of Popular and BPPR from October 2014 to July 2017. Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. President and CEO of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular. President of the Puerto Rico Bankers Association from October 2021 until September 2023 and from October 2017 to September 2019. Director of Centro Financiero BHD León, S.A. and Banco BHD León, from March 2018 to March 2019. Member of the Board of Trustees of Fundación Banco Popular, Inc. and of Popular Foundation, Inc., since November 2015. Founding member of Endeavor Puerto Rico since November 2017.

Qualifications

As President, Chief Executive Officer and former Chief Operating Officer of Popular, Mr. Alvarez has demonstrated his solid strategic and analytical skills, understanding of the markets in which we operate, business acumen and strength as a leader, delivering positive results in our Puerto Rico business despite challenging conditions and overseeing the repositioning of our operations in the United States. Prior to joining Popular in 2010 as Chief Legal Officer, Mr. Alvarez was one of the six founding partners of the law firm Pietrantoni Méndez & Alvarez LLC, one of Puerto Rico's principal law firms. During his 27 years in private law practice, his main areas of expertise included banking, corporate and commercial law, corporate and public finance law, securities and capital markets. Mr. Alvarez's understanding of the Corporation and excellent business skills, as well as his background as an attorney with vast experience on corporate matters, including regulatory and corporate governance, have proven to be a great asset.



INTERNATIONAL BUSINESS   TECHNOLOGY AND INNOVATION   CYBER AND INFORMATION SECURITY   BUSINESS OPERATIONS   SENIOR MANAGEMENT & LEADERSHIP   PUBLIC COMPANY KNOWLEDGE   AUDIT AND RISK OVERSIGHT   FINANCIAL SERVICES, INVESTMENT AND M&A   UNDERSTANDING POPULAR'S MAIN GEOGRAPHIC MARKETS



Alejandro M. Ballester

President of Ballester Hermanos, Inc.
Independent
Director Since 2010
Age 57

Expertise & Skills


Background

President of Ballester Hermanos, Inc., a major food and beverage distributor in Puerto Rico, since 2007.

Qualifications

Mr. Ballester has a comprehensive understanding of Puerto Rico's consumer products and distribution industries acquired through over 33 years of experience at Ballester Hermanos, Inc., a privately-owned business dedicated to the importation and distribution of grocery products, as well as beer, liquors and wine for the retail and food service trade in Puerto Rico, which also recently expanded its food service operations to Panama. As of December 31, 2023, Ballester Hermanos had approximately $220 million in assets and annual revenues of approximately $465 million. Mr. Ballester is familiar with the challenges faced by family-owned businesses, which constitute an important market segment for Popular's commercial banking units. He has proven to be a successful entrepreneur establishing the food service division of Ballester Hermanos in 1999, which today accounts for 43% of the firm's revenues. During 2009, he was a director of the Government Development Bank for Puerto Rico and member of its audit and investment committees where he obtained experience in overseeing a variety of fiscal issues related to various government agencies, instrumentalities and municipalities. The experience, skills and understanding of the Puerto Rico economy and government financial condition acquired by Mr. Ballester have been of great value to the Board.

Committees

Talent and Compensation (Chair)
Audit
Corporate Governance and Nominating



Robert Carrady

President and CEO of Caribbean Cinemas
Independent
Director Since 2019
Age 68

Expertise & Skills


Background

President and CEO of Caribbean Cinemas, a family-owned business and the largest movie theater chain in the Caribbean, since 2006.

Qualifications

Mr. Carrady, as President of Caribbean Cinemas, has acquired extensive leadership and business operations experience by overseeing and managing a theater operation of approximately 570 cinema screens in 68 locations across Puerto Rico, the Dominican Republic and several other Caribbean islands, as well as in Guyana, Panama and Bolivia. His entrepreneurial skills have helped develop Caribbean Cinemas into the largest movie theater chain in the Caribbean and transformed the company, which today manages in-house the construction of new sites, theatre operations, film buying, food concessions, screen advertising, game room concessions, film production and real estate leasing and management. Mr. Carrady's experience as a business leader and entrepreneur, as well as his thorough understanding of the Caribbean region, one of the markets where Popular operates, brings great value to our Board.

Committees

Corporate Governance and Nominating
Talent and Compensation



Richard L. Carrión

Chairman of the Board of Directors of Popular, Inc.

Director Since 1991

Age 71

Expertise & Skills



Background

Chairman of Popular since 1993 and Executive Chairman from July 2017 to July 2019. CEO of Popular from 1994 to June 2017 and President from 1991 to January 2009 and from May 2010 to September 2014. Executive Chairman of BPPR from July 2017 to July 2019, Chairman since 1993 and CEO from 1989 to June 2017. President of BPPR from 1985 to 2004 and from May 2010 to September 2014. Executive Chairman of Popular Bank from July 2017 to July 2019 and Chairman since 1998. Chairman of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular and CEO until 2017. Director of the Federal Reserve Bank of New York from January 2008 to December 2015. Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1991. Chairman and Director of Popular Foundation, Inc. since 2005. Member of the Board of Directors of Verizon Communications, Inc. from 1995 to May 2019. Member of the International Olympic Committee since 1990 and Chairman of the International Olympic Committee Finance Commission from 2002 to 2013. Managing Member of RCA3 Investments, LLC, an entity engaged in financial consulting since October 2017. Chairman of the Board of Vall Banc, an Andorra-based bank, from October 2017 to February 2022. Member of the Supervisory Board of NIBC Holdings N.V., a commercial bank in the Netherlands, from September 2017 to February 2021. Member of the Board of Directors of First Bank, an entity engaged in banking in Romania, since November 2018.

Qualifications

Mr. Carrión's 47 years of banking experience, over 33 years heading Popular, give him a unique level of knowledge of the Puerto Rico financial system. Mr. Carrión is a well-recognized leader with a vast knowledge of the Puerto Rico economy, and is actively involved in major efforts impacting the local economy. His knowledge of the financial industry led him to become a director of the Federal Reserve Bank of New York for eight years.

Committees

Technology (Chair)



Bertil E. Chappuis

Co-Founder and CEO of Xtillion, LLC

Independent

Director Nominee

Age 57

Expertise & Skills



Background

Chief Executive Officer and Co-Founder of Xtillion, LLC, a data engineering and artificial intelligence services firm serving major enterprises, since September 2023. Senior Partner at McKinsey & Company, Inc. from August 1995 until June 2022. Co-Founder and Partner at Intellect Partners, Inc., a Silicon Valley based intellectual property firm focused on technology licensing and commercialization, from August 1992 until August 1995. Founding Member and Chairman of Platform for Social Impact, a not-for-profit organization dedicated to the eradication of childhood poverty through economic mobility for families in Puerto Rico, since October 2022. Member of the Legacy Council of the Boys and Girls Club of Puerto Rico from December 2017 until October 2022.

Qualifications

Mr. Chappuis has over 27 years of experience advising Fortune 500 technology companies and financial services firms on corporate strategy, mergers and acquisitions, commercial operations and private equity investments. More recently, he led the strategic advisory work that underpinned the fiscal restructuring program for the Financial Oversight and Management Board for Puerto Rico to restructure more than $120 billion of Puerto Rico's debt and pension liabilities and establish balanced budgets for the Government of Puerto Rico. As co-founder and CEO of Xtillion, he is deeply involved in digital and artificial intelligence transformation of enterprises. Mr. Chappuis brings extensive organizational transformation experience, a deep understanding of the impact of technology on organizations and financial markets, and a thorough understanding of Puerto Rico's economy and financial condition.



Betty DeVita

Chief Business Officer of FinConecta

Independent
Director Since 2021
Age 63

Expertise & Skills



Background

Chief Business Officer and member of the Board of Directors of FinConecta, a privately held global technology company focused on the digitalization of finance and open banking, since February 2019. Chief Commercial Officer of Digital Payments & Labs at Mastercard Worldwide where she oversaw the company's research, development, and deployment of payment innovations across a wide range of global markets, from May 2015 to February 2019. President of Mastercard Canada, Inc., from September 2010 to April 2015. Before joining Mastercard, Ms. DeVita held various positions of increasing responsibility at Citigroup, Inc. from 1981 to 2010, including leadership roles in North America, Latin America, and Korea, culminating in her position as Chairman and CEO of Citibank Canada Inc. Member of the Board of Directors of Molson Coors Brewing Co., a publicly traded brewing company, from May 2016 to May 2020. Member of the Board of Directors of Home Capital Group Inc., from November 2021 to September 2023.

Qualifications

Ms. DeVita has over 42 years of experience in the banking and payments industry, including as a well-recognized leader integrating technology and digital solutions to financial services. Her extensive senior leadership experience in banking and payments and her deep understanding of the role of technology in the financial services industry is of great value to our Board.

Committees

Talent and Compensation
Technology



John W. Diercksen

Principal of Greycrest, LLC
Independent
Director Since 2013
Age 74

Lead Independent Director of Popular, Inc.

Expertise & Skills



Background

Principal of Greycrest, LLC, a privately-held financial and operational advisory services company, since October 2013. Chief Executive Officer of Beachfront Wireless LLC, a privately-held investment entity organized to participate in a Federal Communications Commission airwaves auction, from December 2015 to November 2016, when it was sold. Senior Advisor at Liontree Investment Advisors, an investment banking firm, since April 2014. Director of Harman International Industries, Incorporated, an audio and infotainment equipment company, from June 2013 to June 2017, when it was sold. Member of the Board of Directors of Cyxtera Technologies, Inc., a data center security and analytics services company, from May 2017 until January 2024. Director of Intelsat, S. A., a provider of communications satellites, from September 2013 to February 2022. Member of the Board of Directors of Accedian, Inc., a performance analytics and end user experience solutions company, from December 2020 until October 2023. Member of the Board of Directors of Tower Engineering Professionals, a telecommunications engineering and construction services firm, since May 2023.

Qualifications

Mr. Diercksen has 34 years of experience in the communications industry. From 2003 to 2013, he was an Executive Vice President of Verizon Communications, Inc., a global leader in delivering consumer, enterprise wireless and wire line services, as well as other communication services. At Verizon he was responsible for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures and was instrumental in forging Verizon's strategy of technology investment and repositioning its assets. He possesses a vast experience in matters related to corporate strategy, mergers, acquisitions and divestitures, business development, venture investments, strategic alliances, joint ventures and strategic planning. Mr. Diercksen's extensive senior leadership experience, together with his financial and accounting expertise, position him well to advise the Board and senior management on a wide range of strategic and financial matters.

Committees

Audit (Chair and Financial Expert)
Corporate Governance and Nominating
Risk Management
Talent and Compensation
Technology



María Luisa Ferré Rangel

Chief Executive Officer of FRG, LLC
Independent
Director Since 2004
Age 60

Expertise & Skills



Background

Chief Executive Officer of FRG, LLC, a diversified family holding company with operations in media, real estate, contact centers and distribution in Puerto Rico, the United States and Chile, since 2001. Member of the Board of Directors of GFR Media, LLC since 2003 and Chair from 2006 to February 2016. Publisher of El Nuevo Día, Puerto Rico's most widely read and influential newspaper, and Primera Hora since 2006. President and Trustee of The Luis A. Ferré Foundation, Inc. since 2003. President of the Board of Directors of Multisensory Reading Center of PR, Inc. since 2012. Member of the Latin American Caribbean Fund of The Museum of Modern Art since 2013 and Member of the Board of Directors of Partnership for Modern Puerto Rico, from 2019 to 2023. Member of the Board of Directors of W.R. Berkley Corporation, an insurance holding company, since May 2017.

Qualifications

Ms. Ferré Rangel has 22 years of experience as the Chief Executive Officer of FRG, LLC, the largest communications and media group in Puerto Rico, with consolidated assets of approximately $300 million and annual net revenues of approximately $102 million as of December 31, 2023. She holds positions as director and officer of numerous entities related to FRG, LLC. She also serves as director and trustee of philanthropic and charitable organizations related to fine arts and education. As a result of these experiences, Ms. Ferré Rangel possesses a deep understanding of Popular's main market and has developed management and oversight skills that allow her to make significant contributions to the Board. She also provides thoughtful insight regarding the communications needs of Popular.

Committees

Corporate Governance and Nominating (Chair)
Technology

Other Current Public Company Boards

W.R. Berkley Corporation (since May 2017)



C. Kim Goodwin

Private Investor
Independent
Director Since 2011
Age 64

Expertise & Skills



Background

Private investor since 2008. Independent director of General Mills, Inc. since June 2022 and member of its Compensation and Finance Committees. Independent director of TJX Companies, Inc. since October 2020 and member of its Audit and Compensation Committees. Non-executive director of PineBridge Investments, LLC, a global asset management firm with over $157.1 billion in assets under management, since May 2011, and Chair of the Audit Committee and member of the Remuneration Committee. Member of the Advisory Board of Grupo Ferré Rangel Holdings from 2017 to 2019 and the Board of Trustees of Princeton University from 2004 to 2008 and from 2014 to 2022. Member of the Board of Directors of the Princeton University Investor Company (Princo) since 2017.

Qualifications

Ms. Goodwin's experience as chief investment officer at several global financial services firms provides the Board with insight into the perspective of institutional investors. Her analytical skills and understanding of global financial markets have proved to be valuable assets. As Head of Equities at Credit Suisse Asset Management from 2006 to 2008, Ms. Goodwin oversaw enterprise risk functions for her global department. Through her experiences as a member of the Audit Committee of Akamai Technologies, Chair of the Audit Committee of PineBridge Investments and Chair of Popular's Risk Management Committee, Ms. Goodwin has developed profound knowledge of the risks related to our business. She has also developed expertise in identifying, assessing and managing risk exposure, successfully leading the Board's efforts on risk oversight. Finally, Ms. Goodwin also provides Popular with valuable insight regarding the use of technology by financial firms.

Committees

Risk Management (Chair and Risk Management Expert)
Audit (Financial Expert)
Technology

Other Current Public Company Boards

The TJX Companies, Inc. (since October 2020)
General Mills, Inc. (since June 2022)



José R. Rodríguez

Chairman of the Board of Directors of CareMax, Inc.

Independent
Director Since 2021
Age 65

Expertise & Skills



Background

Certified public accountant since March 1984. Chairman of the Board of Directors of CareMax, Inc., since February 2022 and a director since June 2021. Audit partner at KPMG LLP from 1995 until his retirement in April 2021. For more than 25 years with KPMG, Mr. Rodríguez held diverse leadership positions, including Partner in Charge and Executive Director of KPMG's Audit Committee Institute from June 2016 to April 2021, member of KPMG US's Board of Directors from 2006 to 2011, including as Ombudsman responsible for leading the firm's internal regulatory investigations. He also served as Chief Operating Officer for KPMG's Global Audit Practice from 2012 to September 2015 and Office Managing Partner for the firm's Global Service Center from 2013 to September 2015. Member of the board of the Latin Corporate Directors Association, Chair of the Board of Overseers of the University of Miami School of Business, member of the Advisory Board of Wake Forest University School of Business, and member of Marymount University's Board of Trustees.

Qualifications

Mr. Rodríguez has over 39 years of experience as a Certified Public Accountant and is a well-recognized leader in the field of accounting. His vast knowledge and expertise in accounting, auditing, and financial sectors, as well as his many roles as a trusted advisor brings an invaluable and essential perspective to our Board. Mr. Rodríguez is NACD (National Association of Corporate Directors) Directorship Certified™.

Committees

Audit (Financial Expert)
Risk Management (Risk Management Expert)

Other Current Public Company Boards

CareMax, Inc. (since June 2021)
Primoris Services Corporation (since May 2021)



Alejandro M. Sánchez

President and Chief Executive Officer of Salva Financial Group of Florida
Independent
Director Since 2023
Age 66

Expertise & Skills



Background

President and Chief Executive Officer of Salva Financial Group of Florida, a financial services consulting and advisory firm, since January 2024. Executive Advisor to Nasdaq, Inc., since February 2024. Chief Executive Officer Emeritus of the Florida Bankers Association, an industry association representing Florida's banks, since November 2023, President and Chief Executive Officer from 1998 until November 2023, and Senior Vice President from 1993 until 1998. Member of the Advisory Committee of the Export-Import (EXIM) Bank of the United States of America from July 2019 until September 2021. Member of the Federal Retirement Thrift Investment Board from November 2002 until November 2011. Since March 2022, he has been a member of the Board of Directors of Apalachee Center Hospital, Inc., a Florida treatment center facility dedicated to helping patients recover from mental illness, substance abuse and emotional and behavioral problems.

Qualifications

Mr. Sánchez has over 26 years of banking industry experience, with over 25 years leading the Florida Bankers Association. He has served on various federal boards and agencies under different U.S. Presidents and held several gubernatorial appointments in the State of Florida. He has been a promoter and advocate for the banking industry before regulatory and legislative bodies in the State of Florida and Washington D.C. He brings a deep knowledge of the banking industry and the regulatory environments in which Popular operates, as well as his political insights, to our Board. Mr. Sánchez is a Lawyer and a US Air Force Veteran.

Committees

Risk Management
Talent and Compensation



Myrna M. Soto

Chief Executive Officer and Founder of Apogee Executive Advisors LLC

Independent
Director Since 2018
Age 55

Expertise & Skills



Background

Chief Executive Officer and Founder, Apogee Executive Advisors LLC, a boutique advisory firm focused on providing strategic consulting in the areas of technology risk, cybersecurity, technology integrations and enterprise risk management, since June 2021. Chief Strategy and Trust Officer of Forcepoint, LLC, a global cybersecurity company, from June 2020 until its corporate spinout in May 2021. Chief Operating Officer of Digital Hands, LLC, a managed security service provider, from March 2019 until May 2020. Partner at ForgePoint Capital, a venture capital firm concentrating exclusively on cybersecurity related companies, from April 2018 to March 2019, when she assumed the role of Venture Advisor. Senior Vice President and Global Chief Information Security Officer of Comcast Corporation, a worldwide media and technology company, from September 2009 to April 2018. Vice President of Information Technology Governance and Chief Information Security Officer of MGM Resorts International, a global hospitality company, from 2005 until September 2009. Member of the Board of Directors of Headspace, Inc., a privately held on-demand mental healthcare company, since March 2021. Member of the Board of Directors of Delinea, Inc., a privately held Privileged Access Management ("PAM") technology provider, since July 2021. Senior Investment Advisor for TPG, a global asset management firm, since January 2022. Member of the Board of Directors of Vectra AI, Inc., a privately held cybersecurity technology service provider, since May 2023. Member of the Board of Directors of Huntress Labs Incorporated, a privately held cybersecurity service provider, since August 2023.

Qualifications

Ms. Soto has over 33 years of information technology and cybersecurity experience in a variety of industries, including financial services, telecommunications, hospitality, insurance, risk management, as well as gaming and entertainment. During her years in the information and cybersecurity field, she successfully managed global cybersecurity and technology risk programs at leading Fortune 500 companies. Ms. Soto's extensive experience in cybersecurity, as well as her experience as a business leader and as a member of several public company boards, brings an invaluable and unique perspective to our Board and helps ensure that the Corporation is well-positioned to meet the technology and cybersecurity needs of today's marketplace, a matter that becomes more critical each day.

Committees

Corporate Governance and Nominating
Risk Management (Risk Management Expert)
Technology

Other Current Public Company Boards

CMS Energy Corporation (since January 2015)
Spirit Airlines, Inc. (since March 2016)
TriNet Group, Inc. (since May 2021)



Carlos A. Unanue

President of Goya de Puerto Rico, Inc.

Independent
Director Since 2010
Age 60

Expertise & Skills



Background

President of Goya de Puerto Rico, Inc. since 2003 and of Goya Santo Domingo, S.A. since 1994, food processors and distributors.

Qualifications

Mr. Unanue has 37 years of experience at Goya Foods, Inc., a privately-held family business with operations in the United States, Puerto Rico, Spain and the Dominican Republic that is dedicated to the sale, marketing and distribution of Hispanic food, as well as to the food processing and canned food manufacturing business. Through his work with Goya Foods, Mr. Unanue has developed a profound understanding of Popular's two main markets, Puerto Rico and the United States. His experience in distribution, sales and marketing has provided him with the knowledge and experience to contribute to the development of Popular's business strategy, while his vast experience in management at various Goya entities has allowed him to make valuable contributions to the Board in its oversight functions.

Committees

Audit
Talent and Compensation

Executive Officers

The following information sets forth the names of our executive officers, their age, business experience and directorships during the past five years, as well as the period during which each such person has served as executive officer of Popular.



Ignacio Alvarez
President and Chief Executive Officer

Mr. Alvarez, age 65, has been Chief Executive Officer of Popular, BPPR and Popular Bank since July 2017. President of Popular, BPPR and Popular Bank since October 2014 and Chief Operating Officer of Popular and BPPR from October 2014 to July 2017. Prior to that he was Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. For additional information, please refer to the ''Nominees for Election as Directors'' section of this Proxy Statement.



Camille Burckhart
Executive Vice President, Chief Information and Digital Strategy Officer
Innovation, Technology and Operations Group

Ms. Burckhart, age 44, has been Executive Vice President and Chief Information and Digital Strategy Officer of Popular since July 2015. Prior to becoming Executive Vice President, Ms. Burckhart was the Senior Vice President in charge of the Technology Management Division from December 2010 to June 2015. She has been a member of the Board of Directors of Nuestra Escuela since August 2016 and of the Board of Trustees of Fundación Banco Popular since October 2018.



Beatriz Castellví
Executive Vice President and Chief Security Officer
Corporate Security Group

Ms. Castellví, age 56, has been Executive Vice President and Chief Security Officer of Popular in charge of cybersecurity, data privacy and fraud since May 2018. Prior to becoming Executive Vice President, she was Senior Vice President and General Auditor of the Corporation from November 2012 to April 2018, after having held various other roles in the Corporation for the previous 15 years. Ms. Castellví has served as a member of the Executive Council of the Puerto Rico Ellevate Chapter since 2013 and as Treasurer from 2013 to January 2019, when she became a member of its Advisory Board. Since January 2021, Ms. Castellví has also been a member of the Board of the Jane Stern Dorado Community Library.



Luis E. Cestero
Executive Vice President
Retail and Business Solutions Group

Mr. Cestero, age 50, has been Executive Vice President of BPPR in charge of the Retail and Business Solutions Group since May 2023. Previously, from July 2017 until April 2023, he was Executive Vice President of BPPR in charge of the Retail Banking Group. Prior to becoming Executive Vice President, Mr. Cestero was the Senior Vice President in charge of Retail Banking Administration from May 2009 to June 2017.



Manuel Chinea
Executive Vice President
Chief Operating Officer of Popular Bank

Mr. Chinea, age 58, has been Executive Vice President of Popular since January 2016 and Chief Operating Officer of Popular Bank since February 2013. He has served as a member of the Board of Trustees of Popular Foundation since October 2013, member of the Board of Directors of the Hispanic Federation since June 2016 and Chairman from July 2020 to July 2023, and a member of the Board of Junior Achievement New York from October 2017 until March 2021. Mr. Chinea became a member of the Advisory Board of the Newark 40 Acres and a Mule Fund in September 2020 and, in January 2022, joined the New York State Department of Financial Services Superintendent Adrienne Harris' Advisory Council on community development financial institutions (''CDFI'') and minority depository institutions (''MDI'').



José R. Coleman Tió
Executive Vice President and Chief Legal Officer
General Counsel and Corporate Matters Group

Mr. Coleman Tió, age 43, has been Executive Vice President, Chief Legal Officer and General Counsel since January 2022, and Assistant Secretary of the Board of Directors of Popular and its banking subsidiaries since April 2017 and Secretary of the Board of Directors of Popular's non-banking subsidiaries since February 2022. From February 2017 until December 2021, he was Senior Vice President and Deputy General Counsel of Popular. Prior to joining Popular, Mr. Coleman Tió was an independent provider of legal and financial advisory services from May 2016 until January 2017. He also served in senior roles in the Government Development Bank for Puerto Rico, including as Executive Vice President and General Counsel, from January 2013 until May 2016. Mr. Coleman Tió was an associate at Cravath Swaine & Moore LLP from 2008 to 2013. Since February 2020, he has served as a member of the Board of Directors of Coalición Legal para Puerto Rico.



Javier D. Ferrer

Executive Vice President, Chief Operating Officer, Head of Business Strategy and Corporate Secretary
COO and Corporate Business Strategy Group

Mr. Ferrer, age 62, has been Executive Vice President, Chief Operating Officer and Head of Business Strategy of Popular since January 2022. He has served as Secretary of the Board of Directors of Popular since October 2014 and a Director of BPPR since March 2015. From October 2014 until December 2021, he was Executive Vice President, Chief Legal Officer and General Counsel of Popular. In January 2019, he assumed oversight of the Corporation's strategic planning function and in September 2019, became a member of the Trust Committee of the Board of Directors of BPPR. Prior to joining Popular, Mr. Ferrer was a Partner at Pietrantoni Méndez & Alvarez LLC, a San Juan, Puerto Rico based law firm, where he worked from September 1992 to December 2012 and from August 2013 to September 2014. From January 2013 to July 2013, Mr. Ferrer served as President of the Government Development Bank for Puerto Rico and Vice Chairman of its Board of Directors as well as Chairman of the Economic Development Bank for Puerto Rico.



Jorge J. García

Designated Executive Vice President and Chief Financial Officer
Corporate Finance Group

Mr. García, age 51, has been appointed Executive Vice President and Chief Financial Officer of Popular, effective April 1, 2024, succeeding Carlos J. Vázquez. Mr. García has served as Senior Vice President, Corporate Comptroller and Chief Accounting Officer of Popular since March 2012. Before assuming his current role as Corporate Comptroller and Chief Accounting Officer, Mr. García served as Senior Vice President and Director of Finance and Accounting of Popular Bank, Popular's banking subsidiary in the mainland United States, from June 2009 to March 2012.



Maria Cristina (MC) González

Executive Vice President and Chief Communications and Public Affairs Officer
Corporate Communications and Public Affairs Group

Ms. González, age 49, has been Executive Vice President and Chief Communications and Public Affairs Officer of Popular since April 2021. Prior to joining Popular, Ms. González was the Senior Vice President of Global Public Affairs of The Estée Lauder Companies, Inc. from July 2016 to March 2021. From July 2013 to May 2015, Ms. González was the Director of Communications to First Lady Michelle Obama and Special Assistant to President Barack Obama. She served as a member of the Board of Directors of Unidos US, the largest Latino civil rights and advocacy organization in the United States, from fall of 2016 until June 2022. Ms. González has been a member of the Board of Directors of Televisa-Univision Communications, Inc., the leading Hispanic media company, since November 2020.



Gilberto Monzón
Executive Vice President
Specialized Businesses Group

Mr. Monzón, age 64, has been an Executive Vice President of BPPR in charge of the Specialized Business Group since May 2023. From October 2010 until April 2023, he was Executive Vice President of BPPR in charge of the Individual Credit Group. Member of the Board of Directors of the San Jorge Children's Hospital Professional Board from 2011 until October 2022. Member of the Board of Directors of the Coalition for the Prevention of Colorectal Cancer of Puerto Rico since 2014. Since January 2021, Mr. Monzón has also been a member of the Board of Trustees of the Museum of Art of Puerto Rico and since August 2022 he has served as President and Chairman of the Board of Directors of Champion Petroleum Inc., a wholesale distribution company.



Eduardo J. Negrón
Executive Vice President and Chief Administration Officer
Administration Group

Mr. Negrón, age 59, has been Chief Administration Officer of Popular since February 2022 and Executive Vice President of Popular since April 2008. He has been in charge of the Administration Group since December 2010. He has served as Member of the Board of Trustees and Treasurer of Fundación Banco Popular and of the Popular Foundation since March 2008. Since 2015, Mr. Negrón has served as Trustee of Fundación Ángel Ramos and Chairman of its Finance and Investment Committee. Mr. Negrón also served as a Director of the Fundación Puertorriqueña de las Humanidades and as a member of its Executive Committee from June 2017 until May 2023. Since 2019, Mr. Negrón has been the Chairman of the Board of the Corporación de Desarrollo del Centro Financiero de Hato Rey, an entity engaged in promoting the economic and urban development of the district of Hato Rey, Puerto Rico.



Eli S. Sepúlveda
Executive Vice President
Commercial Credit and Services Group

Mr. Sepúlveda, age 61, has been Executive Vice President of Popular since February 2010 and of BPPR since December 2009. He has been the supervisor in charge of the Commercial Credit and Services Group since May 2023, and from January 2010 to April 2023, of the Commercial Credit Group in Puerto Rico. Mr. Sepúlveda has been a member of the Board of Managers of the Puerto Rico Idea Seed Fund, LLC since December 2016. Since November 2020, Mr. Sepúlveda has also served as a trustee of the Ricky Martin Foundation.



Lidio V. Soriano
Executive Vice President and Chief Risk Officer
Corporate Risk Management Group

Mr. Soriano, age 55, has been the Executive Vice President and Chief Risk Officer of Popular since August 2011 and a Director of Popular Bank since October 2014. He served as a Director of BPPR from October 2014 to September 2019. Prior to joining Popular, Mr. Soriano served for 17 years as Chief Financial Officer, Head of Retail Bank and Mortgage Operations, Head of Commercial and Construction Mortgage and Head of Interest Rate Risk, among other positions, for other banks. He has been a member of the Board of Directors of the Puerto Rican League Against Cancer since August 2018.



Carlos J. Vázquez
Executive Vice President and Chief Financial Officer
Corporate Finance Group

Mr. Vázquez, age 65, has been the Chief Financial Officer of Popular since March 2013. He was President of Popular Bank from September 2010 to September 2014 and has been Executive Vice President of Popular since February 2010 and Senior Executive Vice President of BPPR since 2004. He has served as Director of Popular Bank since October 2010 and of BPPR since May 2023 and from October 2010 to July 2021. He has been Vice Chairman of the Board of Directors of Popular Bank Foundation since November 2010, Director of the Federal Home Loan Bank of New York since November 2013 and Member of the National Board of Directors of Operation Hope since 2012. On December 6, 2023, Mr. Vázquez announced his retirement as Executive Vice President and Chief Financial Officer of Popular, effective March 31, 2024.

Certain Relationships and Transactions

We may be party to transactions, arrangements or relationships with our directors, director nominees, executive officers, shareholders owning more than 5% of the Corporation's voting securities, or their immediate family members (each, a "Related Party"). We have adopted a written Policy on Related Party Transactions (the "Related Party Policy") to identify and evaluate potential conflicts of interest, independence factors and disclosure obligations arising out of transactions, arrangements or relationships between Related Parties and us.

Transactions covered by the Related Party Policy may also be subject to restrictions pursuant to the Federal Reserve Board's regulation on Loans to Executive Officers, Directors, and Principal Shareholders of Member Banks (Regulation O), which is the subject of a separate policy.

Our Policy on Related Party Transactions

The Related Party Policy governs the review, approval or ratification of transactions, arrangements or relationships: (i) in which Popular or any of its subsidiaries is a participant; (ii) the aggregate amount involved will or may be expected to exceed $120,000; and (iii) a Related Party has or will have a direct or indirect material interest. These transactions must be submitted to the Audit Committee for their review, evaluation and approval, unless pre-approved under the Related Party Policy.

Directors and executive officers must notify Popular's Chief Legal Officer ("CLO") of any related party transaction in which they, or their immediate family members, have a material interest. Any unit or division proposing a related party transaction must also notify the CLO, the Corporate Comptroller and the General Auditor by completing a Related Party Transaction Request Form. After review by the CLO, the form is submitted for consideration and approval of the Audit Committee. The form must contain, among other things, a description of the proposed transaction, its benefits to Popular and an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. Only disinterested members of the Audit Committee participate in the review and determination of whether a related party transaction is approved. The Audit Committee will approve or ratify transactions with Related Parties when the transaction is deemed to be in, or is not inconsistent with, the best interest of Popular.

Pre-Approved Categories of Related Party Transactions

In accordance with the terms of the Related Party Policy, certain types of transactions are pre-approved and certain recurring transactions are approved annually, without the need to submit the corresponding form to the Audit Committee. Pre-approved transactions include certain banking-related services and transactions in the ordinary course of business involving financial products and services provided by, or to, Popular, including loans, provided such transactions comply with the Sarbanes-Oxley Act of 2002, Regulation O and other applicable laws and regulations. Other pre-approved instances include transactions in which the rate or charges involved in the transaction are determined by competitive bids. In the event Popular becomes aware of a transaction with a Related Party that has not been approved under the terms of the Related Party Policy, the Audit Committee considers all relevant facts and circumstances regarding the transaction with the Related Party and evaluates all options available to Popular, including ratification, revision or termination. The Audit Committee also examines the facts and circumstances pertaining to the failure of reporting such related party transaction to the Audit Committee, as required by the Related Party Policy, and may take such actions as it deems appropriate.

Related Party Transactions

In 2023, Popular and its subsidiaries contributed approximately $1.15 million to Fundación Banco Popular, Inc. (the "BPPR Foundation") through the matching of employee contributions. During 2023, Popular also contributed an additional $1.03 million to the BPPR Foundation. Popular also provided human and operational resources to support the activities of the BPPR Foundation, which during 2023 amounted to approximately $1.38 million, including maintenance and the amortization of leasehold improvements for the BPPR Foundation's headquarters. BPPR and the Puerto Rico employees of Popular, through voluntary personal donations, are a significant source of funds for the BPPR Foundation. The BPPR Foundation is a Puerto Rico not-for-profit corporation created to improve the quality of life in Puerto Rico. As BPPR's philanthropic arm, it provides a scholarship fund for employees' children and supports education and community development projects. The Board of Trustees of the BPPR Foundation appoints its eleven members. Mr. Carrión is the Chairman, while Messrs. Alvarez, Negrón and Ms. Burckhart are members, of the Board of Trustees of the BPPR Foundation.

During 2023, Popular Bank contributed approximately $250,000 to the Popular Foundation through the matching of employee contributions. Popular also contributed an additional $172,000 to the Popular Foundation. In addition, Popular provides human resources to support the activities of the Popular Foundation, which during 2023 amounted to approximately $88,000. Popular Bank and its employees, through voluntary personal donations, are the main source of funds of the Popular

Foundation. The Popular Foundation, a New York not-for-profit corporation, was created to strengthen the social and economic well-being of the communities served by Popular Bank. As Popular Bank's philanthropic arm, it provides support to charitable organizations with a focus on community development and education. Mr. Carrión is the Chairman, while Messrs. Alvarez, Vázquez, Chinea and Negrón are members, of the Board of Directors of the Popular Foundation.

A daughter of Mr. Alvarez is employed as a Counsel in the Legal Division of the Corporation. She received total compensation of approximately $135,000 during fiscal year 2023 and participated in the Corporation's general benefit plans available to all employees. Her compensation was established in accordance with the Corporation's employment and compensation practices applicable to employees with similar qualifications and responsibilities or holding similar positions. Her employment relationship and compensation structure was approved and ratified by the Audit Committee under the Related Party Policy.

In September 2022, an entity indirectly owned by Ms. Ferré Rangel and her siblings (the ''Contracted Entity'') entered into a one-year contract (renewable for subsequent one-year periods) with BPPR to provide call center services in Puerto Rico to the Customer Contact Center Division of BPPR. As part of the procurement process, BPPR conducted a request for proposal for the call center services and obtained proposals from three different service providers, including the Contracted Entity. After evaluating the proposals, the Customer Contact Center Division of BPPR selected the Contracted Entity based on its service experience in Puerto Rico, system capabilities, experience with the financial services industry and the cost structure of the proposal. In June 2022, the Audit Committee approved the transaction with the Contracted Entity in accordance with the Related Party Policy. On September 1, 2023, the contract was renewed for an additional one-year term. The total amount of the contract for the additional one-year term is estimated to be approximately $989,000. During 2023, BPPR paid the Contracted Entity approximately $816,000 for the services rendered under the contract.

BPPR has loan transactions with Popular's directors and officers, and other Related Persons, and intends to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than the normal risks of collection or present other unfavorable features or otherwise require disclosure under Item 404 of Regulation S-K of the Securities and Exchange Commission:

Related Parties of Mr. Ballester have outstanding loans made prior to the borrowers on such loans having become Related Parties of Mr. Ballester.

These loans—five commercial loans made to entities that are wholly-owned by one brother-in-law of Mr. Ballester—were acquired by BPPR in 2010 as part of the Westernbank FDIC-assisted transaction. The loans are secured by real estate and personally guaranteed by the brother-in-law of Mr. Ballester. The loans were originated by Westernbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR. Between 2011 and 2014, the loans were restructured to consist of: (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate (''Notes A'') and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity (''Notes B''). The restructured notes had an original maturity of September 30, 2016 and, thereafter, various interim renewals were approved to allow for the negotiation of a longer-term extension. On April 2022, one of these interim extensions decreased the interest rate applicable to the Notes A to 4.25% and maintained the Notes B at an interest rate of 1%. In November 2022, BPPR and the Related Parties of Mr. Ballester entered into a three-year extension of the loans, until November 2025, which, among other things: (i) increased the interest rate applicable to Notes A to 5.25% and maintained the Notes B at an interest rate of 1% and (ii) established a principal repayment schedule for Notes A, including a $700,000 mandatory prepayment. The three-year extension of the loans was approved by the Audit Committee in accordance with the Related Party Policy. The aggregate outstanding balance on the loans as of December 31, 2023, was approximately $28.5 million, of which approximately $15 million corresponded to Notes A and approximately $13.5 million to Notes B. During 2023, the borrower paid approximately $768,316 and $822,354 in principal and interest, respectively. The largest outstanding balance of the loans during 2023 was approximately $29.2 million, of which approximately $15.7 million corresponded to Notes A and approximately $13.5 million to Notes B.

Mr. Carrión is President of and owns, together with his siblings, an entity which in turn owns 35% of a corporation that is the owner of a commercial building in Puerto Rico. In addition, Mr. Carrión's sister is the owner of an entity that has a participation of 21.5% in the same corporation. In June 2001, this corporation obtained a $30.4 million commercial loan from Doral Bank to provide financing for the development of the commercial building. In March 2007, Westernbank acquired the loan from Doral Bank and increased the loan amount to $40.5 million through additional borrowings. The loan had a 40-year amortization schedule, an interest rate of LIBOR plus 1.40% and a maturity date of March 2017. The loan was secured by the commercial building developed with the proceeds of the loan and guaranteed by the owners of the borrower. The loan was acquired by BPPR in 2010 as part of the Westernbank FDIC-assisted transaction. In May 2017, the loan was sold by BPPR to the Corporation, and in August 2017, after another interim renewal, the Corporation refinanced the then-current $37.9 million principal balance of the loan at an interest rate of 5.15%, a maturity date of February 2019 and a 30-year amortization schedule. In February 2019, the loan was renewed for a period of 36-months at an interest rate of 5.75% and a 30-year amortization schedule. On December 28, 2021, after receiving the approval of the Audit Committee under the Related Party Policy, the Corporation refinanced the then-current $36.0 million principal balance of the loan at an interest rate of 4.50%, a maturity date of December 2026 and a 20-year amortization schedule. Payments of principal and interest of approximately $1.2 million and $1.5 million, respectively, were made during 2023. The largest outstanding balance of the loan during 2023 was approximately $33.6 million. As of December 31, 2023, the outstanding balance of the loan was approximately $32.4 million. The borrower is current on its payments.



III Executive and Director Compensation

Compensation Discussion and Analysis

In this section, we describe the key features of Popular's executive compensation program, 2023 compensation payments and rewards, and the factors that we considered in making 2023 compensation decisions regarding our NEOs. For 2023, Popular's NEOs were:

Ignacio Alvarez	President & Chief Executive Officer ("CEO")
Carlos J. Vázquez	Executive Vice President and Chief Financial Officer ("CFO")
Javier D. Ferrer	Executive Vice President, Chief Operating Officer and Head of Business Strategy ("COO")
Lidio V. Soriano	Executive Vice President and Chief Risk Officer ("CRO")
Manuel Chinea	Executive Vice President, Chief Operating Officer of Popular Bank

The Corporation reports its financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). A reconciliation of the GAAP to non-GAAP financial measures referred to herein is provided in Appendix A to this Proxy Statement. This discussion includes statements regarding financial and operating performance targets in the specific context of Popular's executive compensation program. Shareholders should not interpret these statements in any other context.

Overview

2023 Corporate Performance and Highlights

During 2023, Popular delivered solid results despite a challenging environment which included high interest rates, an uncertain geopolitical landscape and disruptions in the banking industry during the first half of the year. The Corporation's results reflected solid earnings, robust loan growth, stable credit quality and continued customer growth. Important milestones were achieved by the Corporation, including surpassing two million unique customers in Puerto Rico and significant progress was made in our transformation efforts.

Popular's GAAP Net income for 2023 was approximately $541.3 million, compared to $1.1 billion for the year 2022. Excluding the $45.3 million after-tax impact of the FDIC Special Assessment, the adjusted net income for the year 2023 was approximately $586.6 million, compared to an adjusted net income of $807.8 million in 2022. The variance was mainly driven by a higher provision for credit losses and higher operating expenses. The increase in the provision was due to the release of loan loss reserves in the first half of 2022, continued loan growth during 2023 and the normalization of credit quality metrics in our unsecured consumer lending portfolios from historically low levels experienced during the pandemic. The increase in operating expenses reflects our investment in our transformation initiatives, our people, and our efforts to expand our capabilities in cybersecurity, risk management, data and technology. Refer to the GAAP to non-GAAP reconciliation in Appendix A.

Popular's common stock ("BPOP") closed 2023 at $82.07, 24% higher than year-end 2022. BPOP stock outperformed the KBW Nasdaq Regional Banking Index ("KRX") and the Nasdaq Bank Index, which decreased by 4% and 7%, respectively, in the same period.



Popular, Inc. Stock Performance

BPOP, 23.75%
KBW Regional Bank Index, -4.01%
Nasdaq Bank Index, -6.67%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
DEC22
FEB23
APR23
JUN23
AGO23
OCT23
DEC23

POPULAR, INC. SHARES (BPOP)
CLOSING PRICE
$82.07
2023
$66.32
2022

Some of Popular's additional key corporate highlights during 2023 included:

Banco Popular
- Increased total loans by $1.9 billion compared to 2022.
- Achieved a net interest margin of 3.20% (up from 3.06% in 2022).
- Remained as market leader in Puerto Rico in auto loans and leases, personal loans, credit cards, mortgage loan originations, commercial loans and total deposits.
- Served over two million customers as of 2023 year-end. Digital channels captured approximately 62% of total deposit transactions and Mi Banco (online platform) active customers exceeded 1.1 million.

Popular Bank
- Increased total loans by $1.0 billion compared to 2022.
- Increased total deposits by $2.6 billion from 2022.

Profitability and Credit Quality
- Improved the credit quality of our portfolio, including a reduction of $82 million in non-performing loans.
- Non-performing loans held-in-portfolio as a percentage of loans held in portfolio decreased to 1.0% in 2023 compared to 1.4% in the prior year.
- Increased the Corporation's net interest margin by 2 basis points (bps) year-over-year to 3.13%.

Capital Strategy
- Maintained strong capital levels with year-end Tier 1 Common Equity ratio at 16.3%.
- Increased, during the fourth quarter, the quarterly common stock dividend from $0.55 to $0.62 per share.
- Increased tangible equity by 33% or $14.77 per share.

Organizational Excellence & Human Capital
- Continued working on initiatives related to the multi-year corporate transformation designed to expand digital capabilities, modernize the technology platform, and implement agile and efficient business processes across the Corporation.
- Redefined the Corporation's purpose and streamlined the cultural framework to better reflect Popular's core values and daily practices.
- Enhanced our health and wellness programs by launching innovative clinical and preventive programs such as a leadership guide on mental health and expanded nutrition and psychological services in our On-Site Health and Wellness Center (which received over 15,000 visits).
- Expanded the scope of the Corporation's Employee Resource Groups ("ERG") in the U.S. mainland by establishing a Black/African ERG and extending Popular Pride and Network of Woman in Popular ERGs to this region.
- Launched a comprehensive Employee Engagement & Experience Survey program, shifting from biennial to quarterly/annual assessments, including additional surveys that measure employee sentiment through the recruiting, onboarding and exit journeys. Our current score of 84% positions us within the 75th percentile of the Qualtrics global benchmark and above the average benchmark of the financial industry.

For additional information on the Corporation's human capital initiatives, please refer to the Human Capital Management disclosure included in our Form 10-K for the year ended December 31, 2023.

Environmental and Social Commitment
- Maintained a strong branch presence in low- and moderate-income communities with 27% of BPPR and 43% of Popular Bank branches located in these areas.
- Invested approximately $12 million in our communities, including corporate donations, programs to promote financial inclusion and entrepreneurship, and philanthropic contributions through our corporate foundations in Puerto Rico and the mainland U.S.
- Demonstrated our commitment to further reducing our operational footprint by continuing the installation of solar panels, the operation of two Combined Heat and Power (CHP) systems and implementation of energy efficiency initiatives. Currently sixty-two branches and five corporate buildings have photovoltaic systems.
- Financed several affordable housing projects in Puerto Rico, started offering a hurricane parametric insurance product and, in collaboration with a non-profit organization, implemented a pilot program to offer secured personal loans to women victims of gender violence, enabling them to establish credit.

For additional information on the Corporation's ESG efforts, please refer to the "Corporate Responsibility and Sustainability" section of this Proxy Statement.

Highlights of Our 2023 Executive Compensation Program and Pay Decisions

- ***Performance-Linked Pay.*** Popular's overarching compensation philosophy has always been to provide our executive officers with pay that is linked to performance and supports the long-term interests of our shareholders, while deterring improper sales practices and excessive risk-taking.

  As illustrated in the following graphs, performance-based short- and long-term incentives represent the majority of our NEOs' target total compensation opportunity (80% for the President and CEO and 61%-67% for the other NEOs). As discussed in the "Long-Term (Equity) Incentive Compensation Opportunity" section, we further aligned our NEOs' and shareholders' interests by providing all 2024 target pay adjustments solely through long-term incentives.

  A breakdown of the target incentive elements is provided in the "2023 Executive Compensation Program and Pay Decisions" section of this Proxy Statement.

- ***2023 Salary.*** Each NEO, except for the CEO, received a salary increase adjustment in 2023, ranging from 3.9% to 5.3%, determined based on market benchmarking and individual performance.

- ***2023 Short-Term Incentives.*** Based on the Talent and Compensation Committee's (the "Committee") assessment of performance under our 2023 short-term incentive ("STI") plan, our NEOs' 2023 STI payouts ranged from 85% to 98% of target, reflecting the Corporation's solid results and favorable performance against pre-established financial and non-financial goals, as the Corporation delivered strong earnings, robust loan growth, stable credit quality and continued customer base expansion. For more information refer to the "2023 Executive Compensation Program and Pay Decisions" section of this Proxy Statement.

- ***2023 Long-Term Awards.*** Our long-term equity incentive ("LTI") program is based on two equally weighted components: (i) one-half (50%) is granted as performance shares, with actual value based on future performance over a 3-year period (one-half of our performance shares are based on Total Shareholder Return ("TSR") relative to banks with assets between $25 billion and $500 billion and the other half is based on an absolute 3-year average Return on Average Tangible Common Equity ("ROATCE") goal); and (ii) one-half (50%) is granted as time-vested restricted stock. The performance shares are always granted at target since vesting reflects performance over a three-year period. The time-vested restricted stock has a target value of 50% of each executive's LTI opportunity, but the actual grant may vary based on the Committee's assessment of prior-year Popular and individual performance.

  Performance grants were made in February 2023 at target, since vesting is determined based on future (i.e., 3-year) performance. Time-vesting restricted stock awards were also granted in February 2023, at target level for the CEO and above target level for the other NEOs, recognizing each NEO's contribution to Popular's solid performance in 2022 and strong leadership.

- ***2021-2023 Performance Share Vesting.*** Upon the conclusion of the 2021-2023 performance cycle, performance results indicated, and the Committee approved, vesting based on the following results: (i) 3-year TSR in the 92nd percentile relative to an industry index of U.S. banks with assets greater than $10 billion, resulting in a maximum award (150% of target shares) for that component, and (ii) 3-year average ROATCE of 14.18%, which exceeded the maximum goal of 12.0%, thereby yielding the maximum award (150% of target shares) for that component.



CEO
27% PERFORMANCE SHARES LONG-TERM INCENTIVE
20% SALARY
$5.7M TARGET TOTAL COMPENSATION
26% SHORT-TERM CASH INCENTIVE
27% RESTRICTED STOCK LONG-TERM INCENTIVE
80% OF PAY IS "AT-RISK"
OTHER NEOs
(AVERAGE)
17% PERFORMANCE SHARES LONG-TERM INCENTIVE
37% SALARY
17% RESTRICTED STOCK LONG-TERM INCENTIVE
$1.8M TARGET TOTAL COMPENSATION
29% SHORT-TERM CASH INCENTIVE
63% OF PAY IS "AT-RISK"

Note: Target total compensation is determined using each NEO's base salary as of December 31, 2023.

The Committee approves Popular's compensation programs upon consideration of market competitive trends, regulatory guidelines and leading practices. Furthermore, our executive compensation program is designed to discourage excessive or unnecessary risk taking and improper sales practices through the adequate balance of short-term and long-term incentives, thresholds and caps to limit payouts, and a mix of financial and non-financial goals, among other design features.

The following key features of our executive compensation program reflect our focus on balanced performance-based or otherwise "at risk" pay, long-term shareholder value and appropriate risk taking:

What we do

Use a combination of performance metrics to deter excessive risk-taking by eliminating focus on any single performance goal. The Committee may adjust incentive payouts if results are not aligned with Popular's risk appetite and tolerance.

Balance short-term (cash) and long-term (equity) compensation to discourage short-term risk-taking at the expense of long-term results.

Use equity incentives to align executives' interests with those of shareholders, reward long-term performance and support executive retention. 50% of our target LTI opportunity is based on future performance.

Require significant stock ownership from our executive officers to align their interests with shareholders' interests. Our CEO has a stock ownership requirement equal to six times his base salary, and the other NEOs must own stock totaling three times their base salaries.

Apply clawback features to executive officer variable pay, including potential triggers for executive misconduct in addition to the financial results restatement trigger compliant with the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 and the Nasdaq Stock Market ("Nasdaq") Listing Rule 5608.

Employ "double-trigger" vesting of equity awards in the event of a change in control (*i.e.*, vesting is only triggered upon a qualifying termination of employment following a change in control).

Conduct annual incentives and sales practices risk reviews in coordination with Popular's Chief Risk Officer.

Assess the competitiveness of our executive compensation program through benchmarking of industry and peer group practices.

Prohibit speculative transactions in Popular's securities by executive officers, including: hedging and monetization transactions, such as zero-cost collars, forward sale contracts and short sales, equity swaps, options, and other derivative transactions.

Engage an independent compensation consultant who advises and reports directly to the Committee.

What we don't do

No excessive perquisites for executives.

No encouragement of excessive risk-taking.

No special executive retirement programs or severance programs specific to executive officers.

No employment or change in control agreements with our NEOs.

No tax gross-ups provided for any compensation or benefits.

No pledging of common stock or other securities of the Corporation as collateral for margin accounts or loans.

2023 Say on Pay Results

At Popular's annual shareholders meeting in May 2023, 96.79% of voting shareholders approved our overall executive compensation policies and practices. We believe that this strong backing illustrates our shareholders' support of our compensation philosophy and performance-based pay program. Shareholders' perspectives and industry leading practices were taken into consideration by management and the Committee as they developed strategic objectives, business plans and compensation elements that underpinned the Corporation's 2023 compensation decisions. The Committee considers our shareholders' perspective on an annual basis through the results of the Say on Pay vote.

Compensation Objectives and Components

Compensation Objectives

The key compensation objectives and guiding principles of Popular's executive compensation program and practices are described below. They are supported and reinforced by the Committee's review and advice on human capital strategies (encompassing succession, culture, employee engagement, talent development, diversity, equity and inclusion).

Motivate and Reward High Performance

Ensuring and sustaining a proper pay-for-performance relationship is one of our key objectives. For Popular, performance means a combination of financial results (e.g., net income, TSR, return on equity), strategic accomplishments and leadership, all designed to drive the Corporation's business plans in support of our customers, employees and communities, while generating long-term shareholder value.

Base salary, as well as short- and long-term incentive compensation opportunities, are targeted at market median, with actual pay varying based on corporate and individual performance. Our short-term incentive and equity awards provide the opportunity to earn increased pay (up to 1.5 times target) for superior performance and similar downside (no payout) should we not achieve our performance goals.

Align Executives' Interests with Shareholders' Interests and Build Long-Term Shareholder Value

A significant component of our compensation program is equity-based pay designed to promote long-term value by rewarding sustained earnings growth, long-term return on shareholders' investment and the retention of key high-performing talent. Performance shares promote value creation by rewarding executives for future increases in profitability and stock appreciation depending on the degree of achievement against pre-established 3-year goals for ROATCE (absolute) and our TSR (relative to a broad industry index). Restricted stock is awarded upon consideration of corporate and individual performance; these awards are designed to promote executive stock ownership and retention as the shares vest over time, further aligning our executives' interests with those of our shareholders. We also require significant stock ownership from our executive officers.

Environmental, social and governance matters are integrated into our incentive program to ensure Popular conducts operations responsibly and addresses sustainability risks and opportunities, assessing potential impact on future corporate performance and value creation.

Attract, Motivate and Retain Highly Qualified Executives

Popular's executive compensation program seeks to attract, motivate and retain the talent needed to successfully deliver future earnings stability and growth. Our mix of salary and performance-based short- and long-term incentives provides a competitive offering to attract the best executive talent and promote engagement and long-term career retention. In consultation with management and its independent compensation consultant, the Committee balances competitiveness and retention features, while considering individual performance, experience and qualifications, as well as market practices and Popular's financial performance.

Ensure Effective Controls and Sound Risk Management

Our incentive design seeks to dissuade our executives from taking excessive or unnecessary risks or promoting improper sales practices and ensures sound risk management and effective controls. The Corporation takes a balanced approach to incentive compensation design, utilizing both short-term (cash) and long-term (equity) components, multiple performance perspectives (financial, strategic, leadership, shareholder value), and the use of threshold performance requirements and payout caps, focusing on long-term performance periods and rewards. The Corporation's Compensation Recoupment Policy, which applies to cash and equity-based incentives, covers financial restatement and executive misconduct. The Committee may also adjust individual awards based on the executive's compliance with policies, guidelines, laws and regulations; results and follow-up of audits and examinations; and operation within Popular's risk appetite.

Compensation Components – Purpose and Key Design Features

The following key components of our compensation program, combined with succession and talent development initiatives, drive our ability to secure top executive-level talent over the long-term.

Base Salary *Fixed*	Fixed compensation to reflect each executive's role, contribution, experience, amongst other variables.
Short-Term Cash Incentive *Variable*	Short-term incentive aligning performance measures with Popular's annual goals and business strategy. Actual pay depends on the prior-year achievement of pre-defined performance goals (based on Popular's net income and ROATCE results, strategic priorities, and each NEO's individual performance).
Long-Term Equity Incentive *Variable*	Annual equity grant that rewards performance and aligns the NEOs with the interests of our shareholders. The award is granted during the first quarter of each year and consists of two components. **Performance Shares (50% of target opportunity)** Actual earned shares determined at the end of a 3-year performance period: • 1/2 based on TSR – relative to an industry index of banks • 1/2 based on ROATCE – an absolute profitability goal based on a 3-year average **Restricted Stock (50% of target opportunity)** Shares are granted and may vary from target opportunity based on the Committee's consideration of corporate and individual performance. Supports NEO stock ownership and retention. Shares vest 25% annually over 4 years.

We also provide limited perquisites to support our objectives of attracting and retaining talent for key positions. We do not provide employment or change in control agreements.

2023 Executive Compensation Program and Pay Decisions

Base Salary

With the exception of our CEO, our other NEOs received a salary increase adjustment in 2023, ranging from 3.9% to 5.3% of each NEO's base salary, upon consideration of market benchmarking and individual performance. The Committee approved the adjustments outlined below:

NEO	2023 Base Salary[a]	% of Adjustment
Ignacio Alvarez	$ 1,130,000	0.0%
Carlos J. Vázquez	765,000	3.9
Javier D. Ferrer	790,000	5.3

NEO	2023 Base Salary[a]	% of Adjustment
Lidio V. Soriano	590,000	4.1
Manuel Chinea	565,000	4.5

(a) Base salary for the NEOs as of December 31, 2023.

Short-Term Incentive Compensation Opportunity

Popular's short-term incentive rewards the achievement of annual financial and non-financial goals that reinforce our business strategy and priorities. Actual payouts depend on performance and are capped at 1.5 times the target award. Pre-defined threshold levels of performance must be achieved for any payouts to be awarded.

Each executive has a defined short-term incentive target opportunity and payout range. Target incentive opportunities are defined by role and take into account market practice and target pay mix. The CEO's target is defined as 135% of base salary; and the other NEOs' target is defined as 80% of their base salary. The Committee also defined the performance criteria that would be used to determine payouts. Actual payouts for each component of the STI plan can range from 50% of target (for threshold performance) to 150% of target (for stretch performance). Actual performance below threshold results in no payout. Threshold performance is defined as 85% of budget, whereas stretch performance is defined as 115% of budget.

In 2023, the Committee adapted the STI plan to more closely align with key priorities for the year and reward executives for achieving critical corporate-wide financial objectives and strategic goals, in addition to individual goals. The 2023 STI plan goals were based on:

- **Corporate Performance** (50% weight): Financially driven and based on the Corporation's 2023 adjusted after-tax net income (35% weight) and annual adjusted after-tax ROATCE (15% weight). Previously, adjusted after-tax net income was the only corporate-level financial metric applied to all executives.

- **Strategic Performance** (25% weight): Aligned to the achievement of key milestones tied to a multi-year transformation initiative which aims to scale Popular's successes, enabling the Corporation to tackle business challenges and ensure sustained growth and market leadership for years to come. This encompasses digital, technological, and business process transformation, enabling the opportunity for growth in the Corporation's primary market and within the existing customer base. This award component is based on the collective transformation results led by the executive management team and is paid at the same degree of achievement for all executives. The collective nature of this component promotes collaboration among organizational groups to achieve common long-term strategic objectives.

- **Individual Performance** (25% weight): Specific, predetermined financial and non-financial objectives based on each NEO's role.

Determination of 2023 Short-Term Annual Cash Incentive (Paid In 2024)

The following table summarizes the 2023 short-term cash incentive paid to the NEOs related to the achievement of the corporate, strategic and individual goals described below.

	Corporate Performance		Strategic Performance	Individual Performance	Total Payout [a] [b]	
	Net Income	ROATCE				
	35% weight	15% weight	25% weight	25% weight		
NEO	% of Target Earned				% of Target Earned	Total Award ($)
Ignacio Alvarez	62%	72%	117%	137%	96%	$1,466,740
Carlos J. Vázquez	62	72	117	130	94	577,193
Javier D. Ferrer	62	72	117	146	98	621,335
Lidio V. Soriano	62	72	117	120	92	433,355
Manuel Chinea	62	72	117	93	85	384,031

(a) Total target awards as a percentage of base salary for 2023 were 135% for Mr. Alvarez and 80% for the other NEOs.

(b) Note that the percentages shown in the above table are rounded to the nearest whole percentage point.

Corporate Performance

Corporate Net Income

During 2023, Popular delivered solid results despite a challenging environment which included high interest rates, an uncertain geopolitical landscape and disruptions in the banking industry during the first half of the year. The Corporation's results reflected solid earnings, robust loan growth, stable credit quality and continued customer growth. Important milestones were achieved, including surpassing two million unique customers in Puerto Rico and significant progress was made in our transformation efforts.

Popular's GAAP Net income for 2023 was approximately $541.3 million, compared to $1.1 billion for the year 2022. Excluding the $45.3 million after-tax impact of the FDIC Special Assessment, the adjusted net income for the year 2023 was approximately $586.6 million, compared to an adjusted net income of $807.8 million in 2022. The variance was mainly driven by a higher provision for credit losses and higher operating expenses. The increase in the provision was due to the release of loan loss reserves in the first half of 2022, continued loan growth during 2023 and the normalization of credit quality metrics in our unsecured consumer lending portfolios from historically low levels experienced during the pandemic. The increase in operating expenses reflects our investment in our transformation initiatives, our people, and our efforts to expand our capabilities in cybersecurity, risk management, data and technology.

For incentive purposes, we use GAAP after-tax adjusted net income, if applicable, as the key financial metric for incentive compensation because we believe it best reflects the underlying performance of our ongoing operations. The Committee's use of adjusted net income is to ensure that participants are neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations.

The adjusted net income for incentive purposes of $586.6 million represented 88.67% of the 2023 target of $661.6 million. This level of performance yielded a payout slightly above the threshold (i.e., 85% of target) on the Corporate Net Income component of the annual cash incentive. As a result, NEOs earned approximately 62.2% of their respective targets for this component. Refer to the GAAP to non-GAAP reconciliation in Appendix A.

Return on Average Tangible Common Equity

The Committee uses annual after-tax adjusted ROATCE as a performance measure given its increasing focus in our communications with shareholders and due to its incorporation of both earnings and capital management. ROATCE is calculated based on our adjusted earnings for the year divided by our average tangible shareholder's equity less preferred stock, goodwill, and other intangibles.

The 2023 after-tax adjusted ROATCE of 10.19% represented 91.72% of the 2023 target of 11.11%. This level of performance yielded a payout above the 9.44% threshold (i.e., 85% of target) on the ROATCE component of the annual cash incentive. As a result, NEOs earned approximately 72.4% of their respective targets for this component.

Strategic Performance

The Strategic Performance component is tied to certain strategic objectives of the Corporation's multi-year transformation. In determining the 2023 payout, the Committee evaluated management's progress along four strategic priorities: growth and expense management, customer experience, employee experience, and overall progress on the execution of targeted initiatives. Each of those priorities was grounded in one or more key results reviewed by the Committee.

At its February 2024 meeting, the Committee, in consultation with the CEO, reviewed the degree to which the Corporation's Strategic Performance goals were achieved. The goal relating to growth and expense management was measured based on expense management and organic growth in both the consumer and commercial portfolios, as well as our efficiency ratio metric. Customer experience was measured based on net promoter scores achieved and the increase in digitally led sales. Employee experience was reviewed based on loyalty scores obtained from our employee surveys. The overall progress on the execution of targeted transformation initiatives was assessed by key milestones and results attained in multiple project workstreams during 2023, the successful launch of the Corporation's redefined purpose and cultural framework, as well as effective cross-firm collaboration that enabled these results to take place.

While many of the investments related to the transformation are foundational in nature and will take time to show meaningful results, the Corporation has already begun to see tangible revenue uplift from several of the early-stage initiatives. In Puerto Rico, these include enhanced pricing segmentation in the commercial cash management business and streamlined processing of small business loans. After discussion with the CEO, and based on a holistic review of the progress made during 2023, the Committee determined that the overall achievement of Strategic Performance goals was 105.0%. This level of performance yielded a payout slightly above target on the Strategic Performance component of the STI plan. As a result, NEOs earned approximately 117.0% of their respective targets for this component.

Individual Annual Goals

In this performance component of the STI plan, each NEO has specific predetermined quantitative and qualitative goals related to financial performance, efficiency and milestones in key corporate strategic projects, among other factors. The Committee reviews each NEO's achievements against the individual goals to determine payouts.

The following is a summary of the individual goal achievements considered by the Committee in determining each NEO's annual goals award:

Ignacio Alvarez, President & CEO | 137% of target earned

As described in the Corporate and Strategic Performance sections above, Mr. Alvarez led the Corporation's attainment of 2023 adjusted after-tax net income of $586.6 million, reflecting solid earnings, robust loan growth, stable credit quality and continued customer growth. He also led the strategic achievements of our transformation initiative, which are generating new sources of revenue and efficient business processes. Mr. Alvarez's efforts, together with those of his leadership team, yielded a 33% increase in tangible book value per share to $59.74, as well as a 24% appreciation in the price of the Corporation's common stock during 2023.

The Individual Annual Goals component of his STI rewarded his contributions to the Corporation's strategic pillars of Sustainable and Profitable Growth and Fit for the Future. The Committee's considerations in determining Mr. Alvarez's achievement of his Individual Annual Goals included:

Sustainable and Profitable Growth

• Grew the Corporation's loan portfolio to $35.1 billion or 9% over 2022, while maintaining strong credit quality metrics. Non-performing loans reflected a decrease of $82 million which resulted in a reduction in the NPL ratio from 1.4% in 2022 to 1.0% in 2023.

• Led a Corporation-wide cost reduction effort which attained $36 million in savings.

• Increased BPPR's customer base surpassing 2 million unique customers.

• Increased non-interest income by $11 million or 2% over 2022.

• Oversaw the capital and investment strategy, including the refinancing of Senior Notes and expansion of liquidity sources.

• Strengthened engagement with the investor community by actively participating in investor conferences and roadshows, communicating Popular's strategic direction, as well as ESG-related outreach.

Fit for the Future

• Continued to strengthen the Corporation's risk management and governance processes with respect to issues escalation and cyber security controls, among others.

• Guided Popular's $12 million investment in our communities, encompassing corporate donations, financial inclusion and entrepreneurship programs, and contributions through our Puerto Rico and US foundations.

• Improved Popular's Sustainalytics ESG risk rating score from 24.1 to 22.9.

• Maintained Employee Loyalty Score of 84% (above global and industry benchmarks), resulting from leadership of initiatives spanning compensation, benefits, wellness, and internal mobility.

• Improved succession readiness and strategically restructured our Puerto Rico business groups to better support our diversified core retail business, specialized lending strengths, and expanded commercial business.

• Fostered advancement opportunities for key senior leaders.

Carlos J. Vázquez, Executive Vice President & CFO | 130% of target earned

- Led the execution of capital actions, including the refinancing of $300M in maturing bonds via a new $400M issue, plus a $0.07 increase in our quarterly common stock dividend to $0.62.

- Maintained robust liquidity and capital resources, including an increase in liquidity sources; ending the year with Tier 1 Common Equity ratio at 16.3%.

- Led outreach and communication efforts with existing and prospective investors, as well as analysts, to enhance investor information and improve understanding of the Corporation's condition, prospects, as well as ESG initiatives. Popular's investor relations efforts were recognized for the fourth consecutive year by Institutional Investor.

Javier D. Ferrer, Executive Vice President & COO | 146% of target earned

- Oversaw the Corporation's business lines delivering solid financial results in 2023 driven by increases in loan portfolios and continued strong credit quality. Grew the Puerto Rico loan portfolio by 8.7% and the U.S. loan portfolio by 10.7% over 2022.

- Continued to work with business leaders across Popular on execution of strategic priorities and provided oversight of critical business initiatives to drive execution and delivery of results.

- Continued to lead the Corporation's transformation program along four principal workstreams, delivering tangible revenue uplift from several of the early-stage initiatives.

- Supported the successful restructuring of the P.R. business groups consolidating our core retail businesses, transitioning to a more focused specialized lending function and expanding the commercial business responsibilities to include trust services.

- Improved cohesion and synergy across business lines to support clients and drive operational efficiency, while maintaining a strong risk discipline across all business lines.

- Drove creation of the Enterprise Data and Analytics Division charged with the governance and ownership of core data responsibilities for the Corporation.

Lidio V. Soriano, Executive Vice President & CRO | 120% of target earned

- Led and oversaw continued improvement and stability in credit quality of the Corporation's loan portfolio, including a $82 million reduction in non-performing loans.

- Oversaw enhancements to the Corporation's First Line of Defense program, including enhancing the issues management processes through the organization.

- Strengthened the Corporation's Bank Secrecy Act/Anti-Money Laundering (BSA/AML) function through enhancement of the unit's technology framework and redevelopment of the risk assessment process.

- Continued development of the Corporation's climate risk management framework in preparation of the SEC final rules by onboarding resources and enhancing data collection efforts.

- Strengthened the Corporation's quantitative analytics function by assembling a quantitative team and supporting the Corporation's Transformation initiative through the continued development of predictive models to enhance customer journeys.

Manuel Chinea, Executive Vice President, COO of Popular Bank | 93% of target earned

- Grew total loans by $1 billion (11%) and total deposits by $2.6 billion (30%).

- Enhanced the online deposit account origination platform and leveraged it by raising $1.9 billion in deposits in 2023.

- Mitigated net interest margin (''NIM'') compression resulting in a NIM of 2.98%, down from 3.68% in 2022.

- Continued diversifying revenue sources and achieved $24 million in non-interest income up 10% from 2022.

- Directed multiple initiatives aimed at improving customer experience, meeting the targeted Net Promoter Score.

- Actively engaged in driving financial inclusion in low-to-moderate income neighborhoods through close collaboration with not-for-profit organizations and governmental programs.

Long-Term (Equity) Incentive Compensation Opportunity

2023 long-term target incentive opportunities

Popular's long-term (equity) incentives align our executives' compensation with sustained long-term performance and the interests of our shareholders. Each NEO has a target long-term equity award opportunity that reflects market practice for similar roles. The CEO's target is defined as 270% of base salary, the COO's target is 120% of base salary, and other NEOs' targets are defined as 80% of their base salary.

- One-half (50%) of the LTI compensation target opportunity is granted as performance shares (based on relative and absolute metrics), with actual vesting (and value) based on future performance over a 3-year period. Payouts can range between zero and 1.5 times the target award based on performance.

- The other half (50%) is granted as time-vested restricted stock and the size of the award at grant can vary above or below target based on the prior year's corporate results and individual contributions. The actual restricted stock grant can range from zero to 1.5 times the target award, as determined by the Committee, which considers corporate and individual performance.

2024 changes to long-term incentive

In February 2024, as part of its annual review of executive compensation and market data, the Committee further aligned NEOs compensation with shareholders' interests by providing all 2024 target pay adjustments solely through long-term incentives. Increases in total target LTI opportunity were approved as follows: Mr. Alvarez from 270% to 300% of base salary, Mr. Ferrer from 120% to 140% of base salary, Mr. Soriano from 80% to 100% of base salary, and Mr. Chinea from 80% to 90% of base salary. One-half (50%) of the total revised target comprises performance shares (3-year performance cycle), and one-half (50%) comprises time-vested restricted stock (4-year vesting). These revised parameters were applicable to the LTI awards granted by the Committee on February 22, 2024.

Determination of 2023 Long-Term Incentive Awards (Granted in February 2023)

In February 2023 the Committee approved NEO equity grants, as follows:

Performance Shares

Performance shares, reflecting 50% of the target LTI opportunity, reward our future performance and vest only if pre-defined performance goals are achieved. Awards were granted at target award level and vest three years following the grant based on actual performance during the 2023-2025 period. Two measures, weighted equally, are used to determine vesting:

- 3-year relative TSR compared to an industry index of United States banks with assets between $25 billion and $500 billion; and

- absolute 3-year simple average ROATCE.

Each performance measure has a pre-defined threshold (minimum result for which an incentive would be payable), target and maximum (stretch) level of performance that determines vesting at the end of the 3-year period. Performance below threshold results in forfeiture of the shares allocated to the corresponding performance measure.

Dividend equivalents are accrued and paid at the end of the performance period upon vesting based on the actual number of shares earned.

The TSR portion pays at 100% of target if Popular's 3-year relative TSR is at the 50th percentile of the Corporation's peer group, scaling down to 50% of target if Popular's 3-year relative TSR is at the 25th percentile. Performance below the 25th percentile results in forfeiture of allocated shares. Conversely, if Popular's 3-year relative TSR is at or above the 75th percentile, the TSR portion pays the maximum of 150% of target. If Popular's 3-year absolute TSR is negative, payout will be capped at 100% of target, even if Popular's relative positioning is above the 50th percentile.

The ROATCE portion sets a goal for 3-year average ROATCE whereby target reflects an expectation that aligns with our Board-approved budget and is deemed by the Committee as reasonable but challenging. Threshold for the 3-year period represents the minimum level of ROATCE that should warrant a reduced (i.e., 50%) payout. The maximum goal reflects superior performance over the 3-year period that represents stretch performance that is possible, but less likely to be achieved and results in a maximum award (i.e., 150%).

We do not disclose in advance the internal absolute performance targets set for the 3-year performance period because such disclosure could be construed as earnings guidance. The Committee believes the target levels for absolute performance are challenging, yet achievable, based upon consideration of historical performance, budget forecasts, and peer practices, among others. While we do not disclose forward-looking goals, we commit to disclosing target performance and performance achievement in the Compensation Discussion and Analysis ("CD&A") each year as performance awards vest. Nevertheless, if the Corporation does not meet the threshold projected for the 3-year period ending December 31, 2025, no payment will be made.

Our historical performance share payouts for the absolute metric to date have averaged 101.8% of target the last 7 performance cycles.

Restricted Stock

Time-vesting restricted stock, reflecting 50% of the target LTI opportunity, supports our goals to encourage executive ownership and retention. The value of awards granted may vary from zero to 1.5 times the executive's target award based upon consideration of the prior year's corporate and individual performance assessed by the Committee on a holistic basis. Once granted, shares vest on a pro-rata basis, with 25% vesting annually over 4 years.

The Committee granted 2023 restricted stock awards at target level for the CEO and above target level for the other NEOs, recognizing each NEO's strong leadership and contributions to Popular's solid performance in 2022.

The Committee granted 2023 equity awards to the NEOs as indicated in the table below. The awards will vest as previously described to the extent that the corresponding service and performance conditions are met. The terms of the awards include covenants with respect to the non-solicitation of employees or customers.

NEO	Performance Shares			Restricted Stock			Total Grant (value based on grant date stock price)[a] [b]		
	% of Target	% of Base Salary	Value ($)	% of Target	% of Base Salary	Value ($)	% of Target	% of Base Salary	Value ($)
Ignacio Alvarez	100%	135%	$ 1,525,500	100%	135%	$ 1,525,500	100%	270%	$ 3,051,000
Carlos J. Vázquez	100	40	294,600	113	45	331,425	106	85	626,025
Javier D. Ferrer	100	60	450,000	150	90	675,000	125	150	1,125,000
Lidio V. Soriano	100	40	226,600	113	45	254,925	106	85	481,525
Manuel Chinea	100	40	216,320	113	45	243,360	106	85	459,680

(a) The number of shares granted was determined by dividing the Total Grant by the Corporation's closing stock price of $71.56 on the date of grant (February 27, 2023).

(b) Note that the percentages shown in the table above are rounded to the nearest whole percentage point.

Performance Shares Payout: 2021-2023 Performance Cycle

The Committee approved a grant of performance shares in February 2021 designed to reward performance over the 3-year performance period (2021-2023). The awards were granted at target with a potential payout ranging from 0%-150% of target, weighted 50% based on relative TSR compared to an industry index of United States banks with assets greater than $10 billion and 50% based on absolute ROATCE over the performance period. Results are based on a formula comparing the Corporation's results to the pre-defined goals set in 2021. In February 2024, the Committee reviewed Popular's 2021-2023 performance and determined the degree to which the goals were attained. The following is a summary of the payout:

2021-2023 Relative TSR (50% of Performance Shares)

Popular's final 3-year TSR of 61.0% ranked at the 92nd percentile relative to the industry index of United States banks with assets greater than $10 billion. As a result, shares for this component were earned at the maximum level of achievement (>75th percentile), yielding a payout of 150% of target on this component, as follows:



Three-Year Relative TSR Ranking 2021-2023
(50% of performance shares granted)

2021-2023 Absolute ROATCE (50% of Performance Shares)

Absolute ROATCE for the 2021-2023 performance cycle, as outlined on Appendix A of this Proxy Statement, resulted in 3-year average ROATCE of 14.71%, above the maximum of 12.0%, yielding a payout of 150% of the target number of shares on this component. In determining our 2021-2023 adjusted ROATCE values, the Committee made the same adjustments to GAAP net income as those made for the short-term annual cash incentive award determination.

Three-year Return on Average Tangible Common Equity 2021-2023
(50% of performance shares granted)



PAYOUT % OF TARGET
200%
150%
100%
50%
0%
THRESHOLD PERFORMANCE
TARGET PERFORMANCE
MAXIMUM PERFORMANCE
Actual ROA = 14.71%
150% payout
7.0%
10.0%
12.0%

RETURN ON AVERAGE TANGIBLE COMMON EQUITY

Profit Sharing Incentive

Popular's compensation program includes a profit-sharing component, with eligibility extended to all employees. The annual contribution is determined by the Board at its discretion, considering: (i) the extent to which Popular exceeded the minimum level of 103% of budgeted after-tax net income before profit sharing in the prior year (up to a maximum of 115%), and (ii) other factors such as risk management and credit quality, and the execution of critical corporate growth and efficiency projects, among others. Awards may range up to 8% of each employee's prior-year total cash compensation, with eligible compensation capped at $70,000. The first 4% of the contribution is payable in cash, with anything above 4% paid as a tax-deferred contribution by Popular to the retirement savings and investment plans.

Due to the Corporation's 2023 net income results, a profit sharing award was not approved by the Committee for 2023.

Perquisites and Benefits

Perquisites and other executive benefits do not represent a significant portion of our executive compensation program. We do not provide employment agreements, change in control arrangements, tax gross-ups, supplemental retirement benefits or club memberships to our executives.

During 2023, limited perquisites, such as the use of company-owned automobile and personal tickets to events sponsored by Popular, were offered to NEOs.

CFO Service and Award Agreements

On December 6, 2023, Mr. Vázquez announced his retirement from his position as CFO of the Corporation, effective March 31, 2024 (the "Retirement Date"). In connection with Mr. Vázquez's voluntary retirement, on December 7, 2023, the Corporation and Mr. Vázquez entered into a Service Agreement (the "Service Agreement") pursuant to which Mr. Vázquez will provide consulting services to Popular for one year from the Retirement Date to facilitate the transition of the Chief Financial Officer's responsibilities to his successor and support other general business. Mr. Vázquez will receive a monthly consulting fee equal to $32,000 during the term of the Service Agreement and be subject to certain restrictive covenants, including customary confidentiality covenants, as well as non-competition and non-solicit restrictions.

On December 7, 2023, the Committee also approved the following awards to be granted to Mr. Vázquez in consideration of his continued service through the Retirement Date:

(i) A 2024 long-term equity incentive award of $612,000 (the "Long-Term Award") corresponding to Mr. Vázquez's current LTI target opportunity. The Long-Term Award was granted by the Committee to Mr. Vázquez on February 22, 2024. The Long-Term Award consisted of 7,332 shares of restricted stock determined based on the closing price of the Corporation's common stock on the grant date. The restricted stock will vest on March 31, 2025 and be subject to certain restrictive covenants, including

customary confidentiality covenants, as well as non-competition and non-solicit restrictions that extend for one year following the Retirement Date;

(ii) A prorated short-term incentive cash award for fiscal year 2024 of $153,000, corresponding to Mr. Vazquez's target opportunity under the STI plan for such year, equal to 80% of Mr. Vázquez's current base salary, prorated based on the three full calendar months of employment during 2024.

Governance and Assessment of Executive Compensation

Role of the Talent and Compensation Committee

In accordance with its charter, a copy of which is available at www.popular.com/en/investor-relations, the Committee establishes Popular's general compensation philosophy and oversees the compensation program for executive officers, including our NEOs. It also reviews and approves the overall purpose and goals of our incentive compensation system and benefits plans. In addition, the Committee reviews and advises management regarding human capital strategies, including Environmental, Social and Governance (ESG) matters related to culture, talent acquisition and development, workforce engagement, diversity, equity (including pay equity) and inclusion.

The Committee met six times during 2023. Furthermore, throughout the year, the Committee maintained ongoing communication with its external advisors (including its independent compensation consultant), other directors and management to discuss topics such as talent-related trends and strategies, emerging legislative and regulatory trends and leading practices. As needed, the Committee also seeks information and advice from external legal counsel on regulatory and legal aspects of executive compensation, employee benefits and board committee governance.

The Committee assesses the effectiveness of its compensation program by reviewing its strategic objectives and business plans, considering each NEO's scope of responsibility, reviewing market reference data and assessing the relationship between pay and performance (Popular relative to its compensation peer group and executives relative to their performance goals). The Committee also evaluates whether our compensation programs meet Popular's goals by monitoring engagement and retention of executives, and by assessing the relationship between the Corporation's performance, individual performance and actual payouts. Furthermore, in conjunction with the annual review of the compensation plans with the CRO, the Committee monitors and evaluates whether the design of incentive plans and sales practices fosters an environment of appropriate risk-taking and sound business decisions.

The Committee may modify payments or adjust the compensation program in light of economic or business results, regulatory requirements, risk assessments or results of the annual shareholders advisory vote on executive compensation. It must also recoup previously awarded excess incentive-based compensation in the event of a required financial statement restatement, and may recoup cash and equity-based incentives due to misconduct, in each case in accordance with the Corporation's Compensation Recoupment Policy.

The Committee's main activities in 2023 included:

Executive Compensation Determinations and Grants

- Reviewed performance of executive officers (including NEOs) and approved short-term cash incentive payouts as well as equity grants.

- Reviewed, discussed and approved performance share goals with respect to TSR and ROATCE.

- Reviewed and approved goals and objectives for the current year.

- Assessed the compensation competitiveness of all NEOs and other executive officers.

- Reviewed executive officer equity holdings and compliance with Popular's stock ownership guidelines.

- Received updates from its compensation consultant and other sources concerning regulatory developments, market trends and leading practices in executive compensation.

- Validated the compensation peer group for future market comparisons.

Governance

- Discussed incentive plan risks with the CRO and management, concluding that our incentive plans and sales practices did not encourage unnecessary or excessive risk taking.

- Approved a Compensation Recoupment Policy intended to comply with the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 and the Nasdaq Stock Market Listing Rule 5608.

- Reviewed and approved compensation disclosures in Proxy and Form 10-K.

- Evaluated the services provided by its compensation consultant.

Benefits

- Reviewed cost, funding, participation and utilization trends related to Popular's health, welfare and retirement benefits.

- Reviewed the liability-driven investment strategy implemented for the Banco Popular de Puerto Rico Retirement Plan (the "Retirement Plan").

Human Capital Strategies

- Reviewed executive officer development and succession planning, including for the CEO, in the event of emergency and in the ordinary course of business. Also reviewed talent bench strength for key control functions.

- Examined key human resources indicators, including headcount, personnel costs, turnover and employee engagement, among others.

- Reviewed progress in Popular's diversity, equity, and inclusion strategy, including efforts to address gender pay equity aspects of compensation programs.

- Received updates on, among other things, attraction and retention, developing and enabling talent, employee experience, hybrid work strategies, and compensation strategy impact.

The Committee met in executive session during each meeting.

Although the Committee exercises its independent judgment in reaching compensation decisions, it also receives advice from its independent compensation consultant as well as the Chairman, CEO and other key senior leaders of the Corporation. The leaders work with the Committee to ensure that the compensation programs are aligned with Popular's strategic objectives. They also discuss corporate strategy and business goals with the Committee and provide feedback regarding NEO performance. The CEO may not be present during voting or deliberations on his compensation.

Role of the Compensation Consultant

The Committee engages the services of compensation consultant Meridian Compensation Partners, LLC ("Meridian") to serve as its independent advisor. Meridian reviews Popular's executive compensation program competitiveness in light of market practices among our peer group and applicable regulations. During 2023, Meridian attended Committee meetings and conferred on multiple occasions with the Committee Chair and various Committee members to provide updates and guidance on compensation matters. Meridian reported directly to the Committee regarding these matters, and Meridian had no other relationship with, nor provided any other services to, Popular.

The Committee has reviewed and concluded that Meridian's consultation services comply with the standards adopted by the SEC and by NASDAQ with regard to compensation advisor independence and conflicts of interest. The Committee performs this independence assessment on an annual basis.

Compensation Information and Peer Group

The Committee periodically assesses the competitiveness of its executive pay practices through external studies conducted by Meridian, as well as through supplemental internal research based on proxies and compensation surveys (Willis Towers Watson and others). The Committee also considers executive compensation information from financial institutions in its headquarters market of Puerto Rico.

The Committee utilizes the information from internal and external analyses to assess the appropriateness of compensation levels (relative to market practice and individual performance) and considers the information when setting compensation program guidelines, including base salary ranges, incentive targets and equity compensation. An individual's relative compensation with respect to executives employed by peer group companies may vary according to the individual's role, Popular's financial performance, individual qualifications, experience and performance as assessed by the Committee.

The Committee periodically uses a peer group of comparable banks for pay and performance comparisons as well as reviews of our compensation structure and design. Entering 2023, our compensation peer group comprised the banks listed in the following table based on the Committee's June 2022 review. Popular's total assets were positioned near the median of the group.

PEER GROUP[1]	
BOK FINANCIAL CORP	M&T BANK CORPORATION
CADENCE	NEW YORK COMMUNITY BANCORP, INC.
CITIZENS FINANCIAL	REGIONS FINANCIAL CORPORATION
COMERICA INCORPORATED	SYNOVUS FINANCIAL CORP
CULLEN/FROST BANKERS INC.	VALLEY NATIONAL BANCORP
EAST WEST BANCORP INC.	WEBSTER FINANCIAL CORPORATION
FIRST REPUBLIC BANK	WESTERN ALLIANCE
HUNTINGTON BANCSHARES INCORPORATED	WINTRUST
KEYCORP	ZIONS BANCORPORATION

(1) Although it initially formed part of the 2023 peer group, Signature Bank Corp. was later removed due to bank failure.

Assisted by Meridian, the Committee re-evaluated the Corporation's peer group in June 2023 to ensure it remained appropriate given consolidation and growth among the peer companies. The following peers were added: Old National Bancorp, First Horizon, SouthState, and F.N.B.. The following peers were removed due to acquisition, size or failure: First Republic, Signature, and Citizens Financial.

Other Aspects of Our Executive Compensation Program

Stock Ownership Guidelines

Our NEOs are subject to stock ownership guidelines to reinforce their commitment to creating long-term shareholder value. Within five years of appointment, the CEO must reach and subsequently retain shares equivalent to six times his base salary; the requirement for the other NEOs is three times their base salary. Any unvested performance shares are not considered to satisfy the requirement. As of February 2024, all NEOs had met the requirement.

Compensation Recoupment (Clawback) Policy

In 2023, the Committee approved the Corporation's Compensation Recoupment Policy, which is designed to comply with the requirements of Rule 10D-1 of the Securities Exchange Act of 1934 and the Nasdaq Stock Market Listing Rule 5608. The policy provides for: (i) the recovery or "clawback" of excess incentive-based compensation earned by current or former executive officers of the Corporation in the event that the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period; and (ii) the recovery or "clawback" of covered awards earned by current or former executive officers of the Corporation, as well as other employees designated by the Committee from time to time, in the event of misconduct. The policy defines misconduct as the willful violation of any law, rule or regulation that causes material financial or reputational harm to the Corporation; the material breach of any written policy of the Corporation; the willful or reckless disclosure of the Corporation's confidential information or trade secrets; or the commission of an act of fraud, dishonesty or recklessness in the performance of duties, which is not in good faith and which subjects the Corporation to excessive risk, financial loss or materially disrupts, damages, impairs or interferes with the business of the Corporation.

Exhibit 97.1 of our Form 10-K for the year ended December 31, 2023 includes a copy of the Corporation's Compensation Recoupment Policy.

Equity Award Grant Procedures

The Committee adopted an Equity Award Grant Procedure to standardize the process of granting equity in accordance with applicable law and regulatory requirements and avoid the possibility or appearance of timing of equity grants for the personal benefit of executives or employees. Under these procedures, equity awards to executive officers and the Principal Accounting Officer are granted at the Committee's first regularly scheduled meeting taking place in the month of February, and equity awards to other employees are granted on the first business day that NASDAQ is open following the second complete day of trading following the release of the Corporation's earning results for the first quarter of the calendar year. Equity grants to certain newly hired employees or promoted individuals, including executive officers, are made on the last business day prior to the 15th day of each month or the last business day of each month, whichever day first follows the date on which the newly-hired individual commences providing active services to the Corporation or the promoted individual commences providing active services to the Corporation at the promoted level.

Tax Deductibility of Executive Compensation

As part of its role, the Committee considers the deductibility of executive compensation under Section 162(m) of the U.S. Internal Revenue Code. The Committee is cognizant of and will continue to consider the impact of the U.S. Tax Cuts and Jobs Act of 2017, which expanded the number of individuals covered by Section 162(m) of the Internal Revenue Code and eliminated the exception for performance-based compensation (generally effective beginning for the 2018 tax year) on the Corporation's compensation programs and design. In addition, for NEOs who are residents of Puerto Rico, compensation is deductible for income tax purposes if it meets the reasonable compensation test of the P.R. Internal Revenue Code. It is the Committee's intention that the compensation paid to Popular's NEOs be deductible, to the extent practicable, but the Committee reserves the ability to grant or pay compensation that is not deductible. For the fiscal year 2023, all NEOs (except Mr. Chinea) were residents of Puerto Rico.

Risk Mitigation

Appropriate risk management is a key consideration in Popular's daily operations and decisions. We seek to design compensation programs that do not promote improper sales practices or encourage excessive or unnecessary risk taking by employees. We share with management regular communications concerning the regulatory requirements governing sound sales and incentive practices.

The Committee conducts an annual review of incentive and sales practice risks in coordination with the CRO. During the December 2023 Committee meeting, the CRO outlined the results of his evaluation, which covered absolute levels and year-over-year changes in number of participants and incentive award payouts, trends in customer claims and complaints, and an in-depth review of specific plans in multiple sales and support divisions. The review encompassed sales practices and the reinforcing framework of incentives, policies and procedures, monitoring and controls, customer inquiries/complaints, employee training, and feedback mechanisms. Based on the review, the CRO did not identify any incentive plans or sales practices that would encourage employees to take unnecessary or excessive risks.

The compensation programs are designed to adequately balance risks and rewards through: appropriate use of base salary, short-term incentives (cash) and long-term incentives (stock); thresholds and caps to limit payouts; mix of financial and non-financial components; link to company performance; and competitive pay practices. Furthermore, an executive's incentive payout may be adjusted by the Committee at its discretion if results are not aligned with Popular's risk appetite. The Committee will continue to monitor our compensation programs to ensure that they do not promote improper sales practices or inappropriate risk-taking, and that they comply with current and emerging regulations and industry leading practices.

Report of the Talent and Compensation Committee

The Talent and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and recommended to the Board that it be included in this Proxy Statement.

Respectfully submitted,

The Talent and Compensation Committee

Alejandro M. Ballester, Chair
Robert Carrady
Betty DeVita
John W. Diercksen
Alejandro M. Sánchez
Carlos A. Unanue

2023 Executive Compensation Tables and Compensation Information

2023 Summary Compensation Table

The following table summarizes the compensation of our NEOs for the year ended December 31, 2023, which reflects the full year of the equity (stock) and non-equity (cash) components of our current executive compensation program for our NEOs.

Name And Principal Position	Year	Salary (a)	Bonus (b)	Stock Awards (c)	Non-Equity Incentive Plan Compensation (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (e)	All Other Compensation (f)	Total
Ignacio Alvarez President and Chief Executive Officer	2023	$ 1,130,000	$ 47,083	$ 3,081,501	$ 1,466,740	$ —	$ 43,120	$ 5,768,444
	2022	1,125,385	47,083	3,022,051	2,093,300	—	35,889	6,323,708
	2021	1,100,000	45,833	2,447,529	1,496,710	—	29,086	5,119,158
Carlos J. Vázquez Executive Vice President and Chief Financial Officer	2023	759,519	31,875	631,998	577,193	16,449	23,610	2,040,644
	2022	733,192	31,938	653,692	763,899	—	15,749	2,198,470
	2021	708,145	29,792	568,850	762,416	—	18,574	2,087,777
Javier D. Ferrer Executive Vice President, Chief Operating Officer and Head of Business Strategy	2023	782,308	32,917	1,134,107	621,335	—	15,774	2,586,441
	2022	750,000	31,250	950,697	822,775	—	18,574	2,573,296
	2021	634,615	28,125	486,115	749,890	—	18,574	1,917,319
Lidio V. Soriano Executive Vice President and Chief Risk Officer	2023	585,481	24,583	486,157	433,355	—	22,868	1,552,444
	2022	563,961	23,604	502,882	596,039	—	31,581	1,718,067
	2021	533,954	22,917	421,370	566,275	—	25,446	1,569,962
Manuel Chinea Executive Vice President and Chief Operating Officer Popular Bank	2023	560,340	—	464,082	384,031	4,799	47,725	1,460,977
	2022	537,605	—	423,294	587,892	—	50,387	1,599,178
	2021	498,458	—	388,809	535,436	—	46,669	1,469,372

(a) Salary differences for the NEOs between 2022 and 2023 are attributable to salary increase adjustments, ranging from 3.97% to 5.3% of base salary. Annual base salary as of December 31, 2023 was: I. Alvarez, $1,130,000; C. Vázquez, $765,000; J. Ferrer, $790,000; L. Soriano, $590,000; and M. Chinea, $565,000. Salary increases were awarded to the NEOs in March 2023.

(b) Includes Popular's customary Christmas bonus provided to its Puerto Rico-based employees, equal to 4.17% of annual base salary.

(c) The awards reported in the "Stock Awards" column were provided in the form of restricted stock and performance shares granted on February 27, 2023. The value in the column above represents the aggregate grant date fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718. The fair value applicable to restricted stock and performance share grants based on internal financial metrics is the closing price of Popular's common stock on the grant date ($71.56). The fair value applicable to the market based relative TSR performance share awards, derived from a Monte Carlo simulation, is $74.42. Refer to Note 34 to the Corporation's consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2023.

With regards to the restricted stock, shares will vest (i.e., no longer be subject to forfeiture) in equal annual installments over four years. The grant date fair value of the restricted stock award is as follows: I. Alvarez, $1,525,500; C. Vázquez, $331,425; J. Ferrer, $675,000; L. Soriano, $254,925; and M. Chinea $243,360.

The performance shares vest after the end of a 3-year performance cycle (2023-2025). The number of shares actually earned will depend on Popular's achievement of goals related to: (i) TSR relative to an industry index of United States banks with assets between $25B - $500B; and (ii) an absolute 3-year simple average ROATCE goal. Each metric corresponds to one-half of the target performance share incentive opportunity. Actual earned awards may range from 0 to 1.5 times the target opportunity based on performance. The amounts in the table reflect the target (or 100%) level of achievement, as follows: I. Alvarez, $1,556,001; C. Vázquez, $300,573; J. Ferrer, $459,107; L. Soriano, $231,232; and M. Chinea, $220,722. The potential maximum value for each performance shares award is as follows: I. Alvarez, $2,334,074; C. Vázquez, $450,932; J. Ferrer, $688,734; L. Soriano, $346,849; and M. Chinea, $331,083.

(d) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each NEO under Popular's annual short-term incentive for the applicable performance year (which are paid in the first quarter of the following calendar year). NEOs were eligible to participate in a 2023 annual cash incentive opportunity based on the achievement of their annual corporate, strategic and individual goals. The "2023 Executive Compensation Programs and Pay Decisions" section of the CD&A describes how the 2023 short-term incentive awards to the NEOs were determined.

(e) No additional benefits in the defined benefit retirement and restoration plans were earned in 2023 as they have been frozen since 2009. This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31, 2023. The 2023 increase for Messrs. Vázquez and Chinea was mainly due to a decrease in the interest rates used for measuring plan liabilities. With respect to 2022 and 2021, pursuant to SEC rules, the change in present value of accrued benefits is not reflected in this table because it decreased during the year.

Present value for changes in pension value were determined using year-end Statement of Financial Accounting Standard Codification Topic 715, Compensation - Retirement Benefits (ASC 715) assumptions with the following exception: payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. The age to receive retirement benefits with no reductions is 55, provided the participant has completed 10 years of service. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

(f) The amounts reported in the "All Other Compensation" column reflect, for each NEO, the sum of (i) the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000, (ii) the amounts contributed by Popular to the Savings and Investment Plan, (iii) the imputed cost of coverage in excess of $50,000 for group-term life insurance, and (iv) the change in value of the retiree medical insurance coverage.

To the extent that an individual's aggregate amount of perquisites received is less than $10,000, such amounts have been excluded from the "Other Compensation" calculation, but all perquisites have been included by type in the table below.

Name	Use Of Company-Owned Vehicle	Other[i]
Ignacio Alvarez	•	•
Carlos J. Vázquez	•	•
Javier D. Ferrer	•	•
Lidio V. Soriano	•	•
Manuel Chinea		•

(i) Includes benefits provided to certain NEOs, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by each NEO, such as personal tickets to events sponsored by Popular, the cost of routine preventive medical examination for executives, and car allowance for non-Puerto Rico based executives.

The imputed cost to I. Alvarez and C. Vázquez of coverage in excess of $50,000 for group-term life insurance was $14,478 each.

The contribution to the USA Savings and Investment Plan for M. Chinea was $13,200.

2023 Grants of Plan-Based Awards

The following table details equity and non-equity plan-based awards granted to each of the NEOs during fiscal year 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	Grant Date Fair Value of Stock and Option Awards ($)[d]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ignacio Alvarez									$3,081,501
2023 Short-Term Cash Incentive		$ 762,750	$1,525,500	$2,288,250					
Restricted Stock	27-Feb-23							21,318	
Performance Shares	27-Feb-23				10,660	21,318	31,978		
Carlos J. Vázquez									631,998
2023 Short-Term Cash Incentive		306,000	612,000	918,000					
Restricted Stock	27-Feb-23							4,632	
Performance Shares	27-Feb-23				2,060	4,118	6,178		

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)[c]	Grant Date Fair Value of Stock and Option Awards ($)[d]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Javier D. Ferrer									1,134,107
2023 Short-Term Cash Incentive		316,000	632,000	948,000					
Restricted Stock	27-Feb-23							9,433	
Performance Shares	27-Feb-23				3,146	6,290	9,436		
Lidio V. Soriano									486,157
2023 Short-Term Cash Incentive		236,000	472,000	708,000					
Restricted Stock	27-Feb-23							3,563	
Performance Shares	27-Feb-23				1,584	3,168	4,752		
Manuel Chinea									464,082
2023 Short-Term Cash Incentive		226,000	452,000	678,000					
Restricted Stock	27-Feb-23							3,401	
Performance Shares	27-Feb-23				1,512	3,024	4,536		

(a) This section contains the 2023 STI. The amounts shown in the "Threshold" column assume that NEOs are awarded with the minimum level for the corporate, strategic and individual goals; however, these portions are not guaranteed. The actual STI awards for 2023 performance were as follows: I. Alvarez, $1,466,740; C. Vázquez, $577,193; J. Ferrer, $621,335; L. Soriano, $433,355; and M. Chinea, $384,031.

(b) This section contains the performance shares awarded on February 27, 2023. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 27, 2023 ($71.56). The shares vest on the day of the first scheduled meeting of the Committee in February 2026, subject to the Corporation's achievement of the 2023-2025 performance goals as certified by the Committee in such meeting. The performance goals will be based on two performance metrics weighted equally: TSR and absolute simple average ROATCE. The performance cycle is a three-year period beginning on January 1 of the calendar year of the grant date and ending on December 31 of the third year. Each performance goal will have a defined minimum threshold (i.e., minimum result for which an incentive would be earned) equal to one-half of target number of shares, target (i.e., result at which 100% of the incentive would be earned) and maximum level of performance (i.e., result at which 1.5 times the incentive target would be earned). Dividend equivalents are accrued and paid at the end of the performance period based on the actual number of shares earned.

(c) This section contains the restricted stock awarded on February 27, 2023. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 27, 2023 ($71.56). The shares will vest (i.e., no longer to be subject to forfeiture) in substantially equal annual installments during the four years following the grant date.

(d) Represents the grant date fair value, in accordance with FASB ASC Topic 718, of the performance shares and restricted stock granted in 2023.

2023 Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to the value of all outstanding restricted stock and performance shares previously awarded to the NEOs (based on the closing price of Popular's common stock as of December 31, 2023, which was $82.07).

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[b]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ignacio Alvarez	95,502	$7,837,849	37,924	$3,112,423
Carlos J. Vázquez	27,501	2,257,007	7,318	600,588
Javier D. Ferrer	29,956	2,458,489	10,484	860,422
Lidio V. Soriano	20,651	1,694,828	5,630	462,054
Manuel Chinea	11,329	929,771	5,350	439,075

(a) Vesting dates of shares or units of stock that have not vested:

Name	Restricted Stock Awards										Performance Shares Award 2021[vi]	Total
	2006[i]	2015[i]	2016[i]	2017[i]	2018[i]	2019[i]	2020[ii]	2021[iii]	2022[iv]	2023[v]		
Ignacio Alvarez	—	3,113	3,518	1,368	3,757	4,871	12,276	9,462	12,063	20,650	24,424	95,502
Carlos J. Vázquez	582	2,351	2,657	1,032	1,219	1,220	2,800	2,013	2,903	4,486	6,238	27,501
Javier D. Ferrer	—	1,820	2,166	840	992	992	2,390	1,719	4,568	9,137	5,332	29,956
Lidio V. Soriano	—	1,799	2,032	789	931	932	2,138	1,540	2,307	3,563	4,620	20,651
Manuel Chinea	—	368	530	409	481	531	1,274	663	779	2,030	4,264	11,329

(i) The shares will vest upon termination of employment on or after age 55 and completing 10 years of service.
(ii) 80% of the shares vest in equal annual installments during the four years following the grant date (February 27, 2020) and 20% vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.
(iii) Shares vest in substantially equal annual installments during the four years following the grant date (February 25, 2021).
(iv) Shares vest in substantially equal annual installments during the four years following the grant date (February 22, 2022).
(v) Shares vest in substantially equal annual installments during the four years following the grant date (February 27, 2023).
(vi) The number of shares shown in the tables above are actual shares earned based on the degree to which the goals were attained during the 2021 - 2023 performance cycle that ended on December 31, 2023. The shares were subject to continued time-based vesting until February 22, 2024. The dividend equivalents earned as of December 31, 2023 and subject to continued time-based vesting until February 22, 2024, were as follows: I. Alvarez, 2,152 shares; C. Vázquez, 550 shares; J. Ferrer, 470 shares; L. Soriano 408 shares; and M. Chinea 376 shares.

(b) Vesting dates of unearned shares, units or other rights that have not vested:

Name	2022 Performance Shares Award[i]	2023 Performance Shares Award[ii]	Total
Ignacio Alvarez	16,606	21,318	37,924
Carlos J. Vázquez	3,200	4,118	7,318
Javier D. Ferrer	4,194	6,290	10,484
Lidio V. Soriano	2,462	3,168	5,630
Manuel Chinea	2,326	3,024	5,350

(i) The number of performance shares shown in the tables above is based on achievement of target performance. The shares vest on the day of the first scheduled meeting of the Committee in February 2025, subject to the Corporation's achievement of the 2022-2024 performance goals as certified by the Committee in such meeting.
(ii) The number of performance shares shown in the tables above is based on achievement of target performance. The shares vest on the day of the first scheduled meeting of the Committee in February 2026, subject to the Corporation's achievement of the 2023-2025 performance goals as certified by the Committee in such meeting. Refer to Note (b) of the Grants of Plan-Based Awards Table.

2023 Option Exercises and Stock Vested Table

The following table includes certain information with respect to the vesting of stock awards during 2023.

Name	Stock Awards	
	Number Of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)[i]
Ignacio Alvarez	45,910	$3,266,940
Carlos J. Vázquez	11,250	800,777
Javier D. Ferrer	10,432	742,259
Lidio V. Soriano	8,364	595,234
Manuel Chinea	7,581	540,859

(i) Value represents the number of shares that vested multiplied by the closing market value of our common stock on the applicable vesting dates.

Post-Termination Compensation

Pension and Retirement Benefits

Popular offers comprehensive retirement benefits to all eligible employees, including NEOs, as summarized below:

2023 Pension Benefits

The following table sets forth certain information with respect to the value of Pension Benefits accrued as of December 31, 2023 under Popular's pension plans for the NEOs eligible to participate in such plans. Messrs. Alvarez, Ferrer and Soriano are not eligible to participate in the Retirement Plan or the Restoration Plans.

Name	Plan Name	Number of Years of Credited Service Through April 30, 2009	Present Value of Accumulated Benefit ($)[a]	Payments During Last Fiscal Year ($)
Carlos J. Vázquez	Retirement Plan	8.750	$272,108	—
	Restoration Plan		719,751	
Manuel Chinea	Retirement Plan	11.750	185,022	—
	Restoration Plan		—	

(a) This column represents the present value of all future expected pension benefit payments. Values were determined using year-end ASC 715 assumptions with the exception that payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. Each participating NEO has reached the aforementioned unreduced retirement eligibility. Normal retirement is upon reaching age 65 and completing 5 years of service. The normal retirement benefit is equal to the sum of (a) 1.10% of the average final compensation multiplied by the years of credit up to a maximum of 10 years, plus (b) 1.45% for each additional year of credit up to a maximum of 20 additional years. Participants become eligible for early retirement upon the earlier of: (a) attainment of age 50 with sum of age and years of service equal or greater than 75 or (b) attainment of age 55 with 10 or more years of service.

Retirement Plan. The Retirement Plan is a defined benefit pension plan that is tax-qualified under the Puerto Rico Internal Revenue Code and the United States Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan was frozen with regard to all future benefit accruals after April 30, 2009. The Retirement Plan's benefit formula is based on a percentage of average final compensation and years of service. Normal retirement age under the Retirement Plan is age 65 with 5 years of service.

Restoration Plans. Popular has adopted two non-United States tax qualified benefit restoration plans ("Restoration Plans"), which are designed to restore benefits that would otherwise have been received by an eligible employee under the Retirement Plan but for the limitations imposed by the United States Internal Revenue Code. The Restoration Plans do not offer credit for years of service not actually worked, preferential benefit formulas or accelerated vesting of pension benefits, beyond the provisions of the Retirement Plan. The restoration benefits of employees who are residents of Puerto Rico are funded through a pension trust that is qualified under the Puerto Rico Internal Revenue Code. In addition,

BPPR maintains an irrevocable "rabbi" trust as a source of funds for payment of benefit restoration liabilities to all non- Puerto Rico resident participants.

Savings and Investment Plans

Puerto Rico Savings and Investment Plan. The Popular, Inc. Puerto Rico Savings and Investment Plan is tax-qualified under the Puerto Rico Internal Revenue Code of 2011, as amended. It allows eligible Puerto Rico-based employees to defer a portion of their eligible annual cash compensation on a pre-tax or after-tax basis, subject to the maximum amount permitted by applicable tax laws.

USA Savings and Investment Plan. The Popular, Inc. 401(k) USA Savings and Investment Plan is a United States tax-qualified plan that permits eligible United States based employees to defer a portion of their eligible annual cash compensation on a pre-tax basis, subject to the maximum amount permitted by applicable tax laws.

Matching contribution to the Savings and Investment Plans. Popular matches 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

2023 Non-Qualified Deferred Compensation

The following table shows nonqualified deferred compensation activity and balances attributable to NEOs who participate in the corresponding plan.

Name	NEO Contribution in Last FY 2023[a]	Registrant Contribution in Last FY (2023)	Aggregate Earnings in Last FY (2023)[b]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (12/31/2023)
Ignacio Alvarez	$648,096	—	$ 285,181	—	$2,638,153
Carlos J. Vázquez	117,334	—	120,279	—	949,997
Javier D. Ferrer	319,292	—	157,914	—	1,358,574
Manuel Chinea	56,159	—	354,588	—	2,601,377

(a) Amounts reported in this column are included in the Salary column of the Summary Compensation Table.

(b) Based on notional earnings and losses from notional investments made by participants in a slate of investment options available under the plan. As such, said earnings are not included as compensation in the Summary Compensation Table.

Puerto Rico Nonqualified Deferred Compensation Plan. The Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan allows certain management or highly compensated Puerto Rico-based employees to defer receipt of a portion of their annual cash compensation in excess of the amounts allowed to be deferred under the Popular, Inc. Puerto Rico Savings and Investment Plan. Participants are fully vested in their deferrals at all times. The plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. During 2023, Messrs. Alvarez, Vázquez, and Ferrer participated in this plan.

Popular North America, Inc. Deferral Plan. The Popular North America, Inc. ("PNA") Deferral Plan is an unfunded plan of deferred compensation for a select group of management or highly compensated employees of PNA or its subsidiaries. Under this plan, participants may elect to defer a portion of their annual cash compensation. The PNA Deferral Plan is not tax-qualified and is unfunded. During 2023, Mr. Chinea participated in this plan.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. The Puerto Rico and North America deferral plans maintain irrevocable "rabbi" trusts as a source of funds for payment of deferred compensation obligations to participants.

Potential Payments Upon Termination or Change In Control

No Employment or Change in Control Agreements; No Gross-ups. The Corporation does not have any employment or change in control agreements with our NEOs and does not provide for any tax gross-ups. Please refer to the section entitled "CFO Service and Award Agreements" for a description of the Service Agreement entered into by the Corporation and Mr. Vázquez.

2020 Omnibus Plan. On May 12, 2020, the shareholders of the Corporation adopted the Popular, Inc. 2020 Omnibus Incentive Plan (the "2020 Omnibus Plan") which provides for cash and equity-based compensation incentives for the Corporation's executives and employees. Upon the adoption of the 2020 Omnibus Plan, no new awards are made under the Popular, Inc. 2004 Omnibus Incentive Plan, the Corporation's previous incentive plan (the "2004 Omnibus Plan"). The 2004 Omnibus Plan continues to govern awards outstanding under the 2004 Omnibus Plan. Both the 2020 Omnibus Plan and the 2004 Omnibus Plan contain provisions governing change in control with respect to outstanding equity awards. The terms of the 2020 and 2004 Omnibus Plans provide for "double-trigger" vesting in the event of a change in control, which means that awards subject to time-based vesting will only vest if the holder's employment is terminated without Cause, or if the holder terminates employment for Good Reason (each as defined in the 2020 and 2004 Omnibus Plans) within two years after a change in control. Except as otherwise set forth in an award agreement, awards subject to performance-based vesting will be deemed earned at the greater of target or actual performance through the change in control date (or if no target level is specified, the maximum level) and will be subject to time-based vesting through the end of the original performance cycle for each such award, subject to accelerated vesting on a termination without Cause or for Good Reason within two years after the change in control. Awards granted before April 30, 2013 under the 2004 Omnibus Plan are generally subject to a single trigger requirement for accelerated vesting in the event of a change in control. Under the 2020 Omnibus Plan, a change in control generally occurs: (i) if, during any period of two years or less, the individuals of the Board of Directors of the Corporation cease to constitute a majority of the Board; (ii) if any person is or becomes a beneficial owner of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then-outstanding securities eligible to vote for the election of the Board; (iii) upon the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation's shareholders, except in certain circumstances; (iv) upon the consummation of a sale of all or substantially all of the Corporation's assets; or (v) if the Corporation's shareholders approve a plan of complete liquidation or dissolution of the Corporation.

Puerto Rico Statutory Severance. Under Puerto Rico law, if any employee hired prior to January 26, 2017 (including all of our Puerto Rico based NEOs) is terminated from employment without "just cause", as defined by Puerto Rico Law No. 80 of May 30, 1976 ("Law 80"), the employee is entitled to statutory severance, which is calculated as follows: (i) employees with less than five years of employment—two months of compensation plus an additional one week of compensation per year of service; (ii) employees with five through fifteen years of employment—three months of compensation plus two weeks of compensation per year of service; (iii) employees with more than fifteen years of

employment—six months of compensation plus three weeks of compensation per year of service.

The following table and footnotes describe certain potential payments that each NEO would receive upon termination of employment or a change in control as of December 31, 2023. The table does not include:

• Compensation or benefits previously earned by the NEO or equity awards that are fully vested, including benefits under the Savings and Investment Plans described above;

• The value of pension benefits that are disclosed in the Pension Benefits table above;

• The amounts payable under deferred compensation plans that are disclosed in the Nonqualified Deferred Compensation Plan table above; and

• The severance amounts payable under Law 80.

Name and Termination Scenarios[a]	Total ($)	Long-Term Incentive Plan($)[b]	
		Restricted Stock	Performance Shares
Ignacio Alvarez			
Retirement[c]	$ 7,837,849	$7,837,849	$ —
Death & Disability	10,950,272	7,837,849	3,112,423
Change in Control[d]	10,950,272	7,837,849	3,112,423
Resignation[e]	7,837,849	7,837,849	—
Termination With Cause	—	—	—
Termination Without Cause[e]	9,329,608	7,837,849	1,491,759
Carlos J. Vázquez			
Retirement[c]	2,257,007	2,257,007	—
Death & Disability	2,857,595	2,257,007	600,588
Change in Control[d]	2,857,595	2,257,007	600,588
Resignation[e]	2,257,007	2,257,007	—
Termination With Cause	—	—	—
Termination Without Cause[e]	2,544,744	2,257,007	287,737
Javier D. Ferrer			
Retirement[c]	2,458,489	2,458,489	—
Death & Disability	3,318,911	2,458,489	860,422
Change in Control[d]	3,318,911	2,458,489	860,422
Resignation[e]	2,458,489	2,458,489	—
Termination With Cause	—	—	—
Termination Without Cause[e]	2,860,030	2,458,489	401,541

Name and Termination Scenarios[a]	Total ($)	Long-Term Incentive Plan($)[b]	
		Restricted Stock	**Performance Shares**
Lidio V. Soriano			
Retirement[c]	—	—	—
Death & Disability	2,156,882	1,694,828	462,054
Change in Control[d]	2,156,882	1,694,828	462,054
Resignation[e]	—	—	—
Termination With Cause	—	—	—
Termination Without Cause[e]	613,342	391,972	221,370
Manuel Chinea			
Retirement[c]	929,771	929,771	—
Death & Disability	1,368,846	929,771	439,075
Change in Control[d]	1,368,846	929,771	439,075
Resignation[e]	929,771	929,771	—
Termination With Cause	—	—	—
Termination Without Cause[e]	1,139,761	929,771	209,990

(a) The annual performance incentive is not guaranteed; therefore, if termination of employment takes place before the date the award is paid, the NEO would not be entitled to receive the award.

(b) Values of equity grants are based on $82.07, the closing price of Popular's common stock as of December 31, 2023. Amounts paid with respect to incentive awards granted after September 25, 2014 are subject to clawback based on Popular's Incentive Recoupment Guideline, as previously discussed in the "Other Aspects of Our Executive Compensation Program" section. Termination provisions based on type of termination prior to vesting are detailed in the table below. The termination provisions identified in the following table as Become Vested and Prorated Vesting, entail a lump sum payment by the Corporation. The termination provision identified as Contingent Vesting, entails a payment by the Corporation at the end of the performance cycle.

	Regular Restricted Stock	Performance Shares
Retirement	Become Vested	Contingent Vesting
Death & Disability	Become Vested	Become Vested
Change in Control	Become Vested	Become Vested
Resignation	Forfeiture	Forfeiture
Termination With Cause	Forfeiture	Forfeiture
Termination Without Cause	Prorated Vesting	Prorated Vesting

(c) For grants prior to January 2014, retirement is defined as termination of employment on or after attaining age 55 and completing 10 years of service (except when termination is for cause). For grants after January 2014, the retirement definition was modified to be termination of employment on or after attaining the earlier of: (x) age 55 and completing 10 years of service, or (y) age 60 and 5 years of service (except when termination is for cause). Upon retirement, (i) regular restricted stock becomes vested and (ii) performance shares become vested with respect to the service requirement, but the actual number of shares earned is determined based on the achievement of the performance goals at the end of the performance period.

(d) Outstanding awards granted in 2006 are subject to a single trigger requirement for accelerated vesting in the event of change in control. Outstanding awards granted since 2015 are subject to double trigger in the event of a change in control. The following amounts are subject to single trigger: C. Vázquez, $47,765. The following amounts are subject to double trigger: I. Alvarez, $10,950,272; C. Vázquez, $ 2,809,831; J. Ferrer, $3,318,911; L. Soriano, $2,156,882; and M. Chinea, $1,368,846.

(e) For I. Alvarez, C. Vázquez, J. Ferrer and M. Chinea with respect to restricted stock, any resignation or termination without cause would be considered retirement since they are retirement eligible. Upon a termination without cause for NEOs that are not retirement eligible, outstanding regular restricted stock and performance shares are awarded on a prorated basis based on the number of full months in the vesting schedule in which the person was an active employee and such reduced award will vest immediately upon the termination of employment, calculated in the case of performance shares as if the target number of performance shares had in fact been earned.

CEO Pay Ratio

The table below sets forth comparative information regarding (A) the 2023 annual total compensation of Mr. Alvarez, our current President and CEO, (B) the 2023 annual total compensation of our median employee identified in 2022, and (C) the ratio of our CEO's 2023 annual total compensation compared to the 2023 annual total compensation of our median employee. For 2023, the ratio of Mr. Alvarez's 2023 annual total compensation to the 2023 annual total compensation of our median employee was approximately 117 to 1.

CEO 2023 annual total compensation (A)	$5,768,783
Median employee 2023 annual total compensation (B)	$ 49,113
Ratio of (A) to (B)	117:1

The pay ratio rules allow issuers to use the same median employee for comparison purposes for up to three years. Our median employee was selected in 2022 and is used for comparison purposes in this Proxy Statement. As of December 18, 2022, when our median employee was selected, our global employee population consisted of 8,944 individuals, including full-time, part-time, temporary, and seasonal employees. U.S. employees comprised 8,880 of global employees and 64 were non-U.S. employees. In determining the identity of our median employee, we excluded 64 employees from the following countries, which in aggregate represents less than 5% of our workforce: Costa Rica (19 employees); Colombia (14 employees); and British Virgin Islands (31 employees). After excluding the countries and employees described above, we determined the identity of our median employee from a total population of 8,880 U.S. employees as of December 18, 2022, which was the closing date for the last payroll period in 2022 for our non-exempt employees.

Compensation data for these employees was gathered as of the last date of the 2022 payroll period for non-exempt and exempt employees, December 18, 2022 and December 25, 2022, respectively (excluding our President and CEO). Total annual compensation was determined by applying a consistent compensation measure to all employees and using data reflected in our payroll records that included all elements of compensation paid in 2022 (salary, overtime pay, commissions, cash bonus, the value of vested restricted shares, dividends paid on nonvested restricted shares, etc.). We annualized base compensation for full-time and part-time employees who did not work for us the entire year. No full-time equivalent adjustments were made for part-time employees.

In accordance with SEC rules, the 2023 annual total compensation of the median employee and our President and CEO were determined using the same methodology that we use to determine our NEOs' annual total compensation for the Summary Compensation Table in this Proxy Statement.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" to our CEO and to our Non-CEO NEOs and certain financial performance of the Corporation. Compensation actually paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For further information concerning the Corporation's pay-for-performance philosophy and how we align executive compensation with the Corporation's performance, refer to the CD&A.

Pay Versus Performance Table

Fiscal Year (a)	Summary Compensation Table Total for CEO[i] (b)	Compensation Actually Paid to CEO[ii][iii] (c)	Average Summary Compensation Table Total for Non-CEO NEOs[i] (d)	Average Compensation Actually paid to Non-CEO NEOs[ii][iii] (e)	Value of Initial Fixed $100 Investment Based on[iv]:		Net Income ($ in thousands) (h)	Company Selected Measure: ROATCE adjusted[v] (i)
					Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)		
2023	$5,768,444	$8,623,025	$ 1,910,127	$2,524,242	$159.58	$106.87	$ 541,342	10.19%
2022	6,323,708	5,415,141	2,022,253	1,811,951	124.26	110.67	1,102,641	15.47
2021	5,119,158	10,039,211	1,761,108	2,847,634	149.29	132.19	934,889	18.47
2020	4,782,575	4,607,841	1,569,334	1,423,613	100.16	92.50	506,622	10.90

(i)   For the years 2020, 2021 2022, and 2023 our CEO was Mr. Alvarez. Non-CEO NEOs refers to our NEO other than the CEO. For the years 2021, 2022, and 2023 the Non-CEO NEOs were: Messrs. C. Vázquez, J. Ferrer, L. Soriano, and M. Chinea. For 2020 the Non-CEO NEOs were: Messrs. C. Vázquez, J. Ferrer, L. Soriano, and E. Sepúlveda.

(ii) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (1) for restricted stock awards, closing price on applicable year-end dates or, in the case of vesting dates, the actual vesting price, (2) for performance-based awards (excluding TSR Awards), the same valuation methodology as restricted stock awards above except year-end and vesting date values are multiplied by the probability of achievement as of each such date, and (3) for TSR-based performance awards, the fair value calculated by a Monte Carlo simulation model as of the applicable year-end date(s) or, in the case of vesting date, the actual vesting price and probability of achievement.

(iii) The adjustments (exclusions and additions) made to the Summary Compensation Total (SCT) to calculate the Compensation Actually Paid (CAP) amount are the following:

	CEO			Non-CEO NEOs		
	Stock Awards Excluded from SCT	Change in Pension Value Excluded from SCT[a]	Value of Stock Awards Added to CAP Amount[b]	Average Stock Awards Excluded from SCT	Average Change in Pension Value Excluded from SCT[a]	Average Value of Stock Awards Included in CAP Amount[b]
2023	$3,081,501	—	$5,936,082	$679,086	$5,312	$1,298,513

(a) This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31st. No additional pension benefits were earned in 2023, as the Corporation's defined benefit plans have been frozen since 2009. The 2023 increase for Non-CEO NEOs was mainly due to a decrease in the interest rates used for measuring plan liabilities. Present value for changes in pension value was determined using year-end Statement of Financial Accounting Standard Codification Topic 715 assumptions with the following exception: payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced (age 55 with 10 years of service).

(b) The amounts deducted or added in calculating the equity award adjustments are as follows:

	Year	Year-end fair value of equity awards granted during the year ($)	Year over year change in fair value of outstanding and unvested equity awards ($)	Fair value as of vesting date of equity awards granted and vested in the year ($)[A]	Year over year change in fair value of equity awards granted in prior years that vested in the year ($)	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year ($)	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation ($)	Total equity award adjustments ($)
CEO	2023	$3,678,340	$1,820,379	$47,802	$233,677	—	$155,884	$5,936,082
Non-CEO NEOs	2023	780,383	401,689	32,435	46,718	—	37,289	1,298,513

(A) The values in this column reflect the fair value of a portion of a restricted stock award that was vested and withheld upon the grant of such award to a retirement eligible NEO for purposes of satisfying applicable tax obligations of the retirement eligible NEO in connection with the restricted stock award.

(iv) The peer group selected for TSR is the Nasdaq Bank Index, as reported in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(v) Adjusted Return on Average Tangible Common Equity ("ROATCE") measures how well the Corporation's management is using its capital from investors to generate profits. ROATCE is computed by dividing net earnings applicable to common shareholders by average tangible common shareholders' equity. Goodwill, other intangible assets (i.e., intellectual property, licenses, patents, etc.), and unrealized gains and losses from available for sale and held to maturity investments are excluded from the equity calculation. The value derived from the foregoing calculation is adjusted for items that are non-recurring, unusual or not indicative of ongoing operations.

Relation Between "Compensation Actually Paid" and Performance Measures

We believe the Pay versus Performance table above shows the alignment between compensation actually paid to the NEOs and the Corporation's performance, consistent with our compensation philosophy cited in our CD&A section titled "Highlights of Our 2023 Executive Compensation Program and Pay Decisions". In particular, a large portion of the NEOs' compensation is dependent on TSR performance, and the value of compensation increased when our TSR performance increased but declined when our TSR performance declined.

Compensation Actually Paid vs. TSR

The graph below compares the Corporation's cumulative TSR to that of the Nasdaq Bank Index, assuming an initial $100 investment on December 31, 2019 and the value at the end of 2020, 2021, 2022, and 2023, based on the respective stock prices and reinvestment of dividends. In addition, the graph below describes the 4-year (2020-2023) relationship between the CEO and other Non-CEO NEOs compensation actually paid and the Corporation's TSR.



Compensation Actually Paid vs. Net Income

The graph below describes the 4-year (2020-2023) relationship between the CEO's and other Non-CEO NEOs' compensation actually paid and the Corporation's net income.



Compensation Actually Paid vs. ROATCE (adjusted)

The graph below describes the 4-year (2020-2023) relationship between the CEO's and other Non-CEO NEOs' compensation actually paid and the Corporation's adjusted ROATCE.



The following were the most important financial performance measures, as determined by the Corporation, that link compensation actually paid to our CEO and Non-CEO NEOs to the Corporation's performance for the most recently completed fiscal year:

Most Important Performance Measures
Net Income
Total Shareholder Return (TSR)
Return on Average Tangible Common Equity (ROATCE – adjusted)

Compensation of Non-Employee Directors

Compensation of Directors

2023 Compensation Program

The Corporate Governance and Nominating Committee has primary responsibility for reviewing and recommending director compensation levels, subject to approval by the full Board. In making its recommendations, the committee reviews the Board's responsibilities and the compensation practices of our peers. In 2021, the Corporate Governance and Nominating Committee engaged Meridian to perform an analysis of the Corporation's non-employee director compensation. Compensation was compared to the compensation of non-employee directors in the peer group used for executive compensation benchmarking, which is comprised of all publicly traded companies similar in asset size to the Corporation. After considering peer practices and various compensation structures, and upon recommendation of the Corporate Governance and Nominating Committee, in September 2021, the Board unanimously approved a revised director compensation program which became effective on the date of the 2022 annual meeting of shareholders.

The following table summarizes the compensation program for non-management directors in effect since May 2022:

Compensation	Amount
Equity Grant	$125,000
Retainer	75,000
Additional Retainers	
Chairman Retainer	150,000
Lead Independent Director Equity Grant	25,000
Audit and Risk Committee Chair Retainer	30,000
Talent and Compensation and Corporate Governance and Nominating Committee Chair Retainer	20,000

The compensation program corresponds to the 12-month period that commences on the date of the annual meeting of shareholders.

Under the current director compensation program, all retainers are paid in either cash or equity, at the director's election. Similarly, all equity awards granted to the director may be paid in either common stock or restricted stock units under the Corporation's omnibus incentive plan. All equity awards will vest and become non-forfeitable on the grant date of such award. At the director's option, the shares of common stock underlying the restricted stock unit award are delivered to the director either on the 15th day of August immediately following the date of retirement of the director or in equal annual installments on each 15th of August of the 1st, 2nd, 3rd, 4th and 5th year after the date of retirement of the director.

To the extent that cash dividends are paid on the Corporation's outstanding common stock, the director will receive an additional number of restricted stock units that reflect reinvested dividend equivalents.

Popular reimburses directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings, participating in continuing director education programs and for other Popular-related business expenses, including the travel expenses of spouses if they are specifically invited to attend the event for appropriate business purposes.

On July 1, 2019, after serving two years as Executive Chairman and 26 years as Chief Executive Officer of the Corporation, Mr. Carrión transitioned into service as non-executive Chairman of the Board. Upon Mr. Carrión's transition, the Corporate Governance and Nominating Committee approved a compensation structure for Mr. Carrión in his role as non-executive chairman. Such compensation structure was determined after considering peer practices, the Chairman's additional significant responsibilities and required time commitment, as well as the contributions that Mr. Carrión brings to the Board due to his experience and leadership in, and knowledge of, the financial services industry, the Corporation, its business and markets. The compensation program for the Chairman of the Board consists of an annual chairman retainer (payable either in cash or equity, at the chairman's option), as well as the regular non-employee director compensation described herein. The Chairman does not receive a chair retainer for his position of Chair of the Technology Committee.

Director Stock Ownership Requirements

Each non-employee director must own common stock with a dollar value equal to five times the non-employee director's annual retainer. Non-employee directors are required to achieve that ownership level within three years of being named or elected as a director. Pledging of common stock as collateral for loans or in margin accounts is prohibited. Each director is currently in compliance with his or her common stock ownership requirements or on track to comply with such requirements within the designated timeframe.

2023 Non-Employee Director Summary Compensation Table

The following table provides a summary of the compensation awarded to Popular's non-employee directors during 2023.

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joaquín E. Bacardí, III[c]	$ 75,000	$ 149,165	—	—	—	—	$ 224,165
Alejandro M. Ballester	95,000	149,165	—	—	—	—	244,165
Robert Carrady	—	238,588	—	—	—	—	238,588
Richard L. Carrión	225,000	148,367	—	—	—	—	373,367
Betty DeVita	75,000	134,748	—	—	—	—	209,748
John W. Diercksen	—	302,154	—	—	—	—	302,154
María Luisa Ferré	95,000	149,165	—	—	—	—	244,165
C. Kim Goodwin	105,000	149,165	—	—	—	—	254,165
José R. Rodríguez	—	215,425	—	—	—	—	215,425
Alejandro M. Sánchez	75,000	125,000	—	—	—	—	200,000
Myrna M. Soto	75,000	159,821	—	—	—	—	234,821
Carlos A. Unanue	—	238,588	—	—	—	—	238,588

(a) Represents the cash value of the $75,000 annual retainer for all directors, the $150,000 Chairman retainer for Mr. Carrión and the Committee Chair retainers for Mr. Ballester and Mss. Goodwin and Ferré each of whom elected to receive their Committee Chair retainers in cash.

(b) Represents the award of common stock or restricted stock units ("RSUs") granted to non-employee directors during 2023 under the Popular's 2020 Omnibus Incentive Plan with a grant date fair value determined in accordance with FASB ASC Topic 718. All directors received their stock awards in RSUs, except for Mr. Sánchez who elected to receive his stock award in common stock of the Corporation. The awards reported in this column include the annual equity grant of $125,000 and the awards of RSUs granted to each director as dividend equivalents with a grant date fair value as follows: Mr. Bacardí, $24,165; Mr. Ballester, $24,165; Mr. Carrady, $38,588; Mr. Carrión, $23,367, Ms. Devita, $9,748; Mr. Diercksen, $47,154; Ms. Ferré, $24,165; Ms. Goodwin, $24,165; Mr. Rodríguez; $15,425; Ms. Soto, $34,821 and Mr. Unanue, $38,588. In the case of Messrs. Carrady, Diercksen, Rodríguez and Unanue, the amounts also include the $75,000 annual retainer which they elected to receive in RSUs instead of cash. The amounts for Mr. Diercksen also include the $25,000 Lead Independent Director Equity Grant and the $30,000 Audit Committee Chair retainer.

The following represents the common stock or RSUs granted to each director as stock awards during 2023 under Popular's 2020 Omnibus Incentive Plan: Mr. Bacardí, 2,300; Mr. Ballester, 2,300; Mr. Carrady, 3,679; Mr. Carrión, 2,300; Ms. DeVita 2,300; Mr. Diercksen, 4,691; Ms. Ferré, 2,300; Ms. Goodwin, 2,300; Mr. Rodríguez, 3,679; Mr. Sánchez, 2,300; Ms. Soto, 2,300 and Mr. Unanue, 3,679. The following amounts represent the RSUs granted to each director as dividend equivalents as of December 31, 2023: Mr. Bacardí, 392; Mr. Ballester, 392; Mr. Carrady, 626; Mr. Carrión, 379; Ms. DeVita, 158; Mr. Diercksen, 765; Ms. Ferré, 392; Ms. Goodwin, 392; Mr. Rodríguez, 250; Ms. Soto, 565; and Mr. Unanue, 626.

The shares of restricted stock granted under Popular's Omnibus Incentive Plans to directors as stock awards that remained outstanding at December 31, 2023 are as follows: Mr. Bacardí, 20,756; Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765 and Mr. Unanue, 36,657, which represent in the aggregate 172,630 outstanding shares for all directors. These restricted stock awards are subject to restrictions on transferability until the retirement of the director, when the awards become vested. The RSUs granted under Popular's Omnibus Incentive Plan to directors as stock awards that remained outstanding at December 31, 2023 are as follows: Mr. Bacardí 12,199; Mr. Ballester, 12,199; Mr. Carrady, 19,502; Mr. Carrión, 11,826; Ms. DeVita, 5,587; Mr. Diercksen, 23,890; Ms. Ferré, 12,199; Ms. Goodwin, 12,199; Mr. Rodríguez, 8,931; Ms. Soto, 17,079, and Mr. Unanue 19,502, which represent in the aggregate 155,113 outstanding restricted stock units for all directors. The shares of common stock underlying the RSUs granted to Mr. Carrady, Mr. Carrión, Ms. Ferré, Ms. Goodwin and Mr. Rodríguez, and a portion of the RSUs granted to Ms. DeVita (4,074 RSUs) will be delivered to each director in a lump sum on the 15th of August following the date of termination of service as a director. The shares of common stock underlying the RSUs granted to Mr. Bacardí, Mr. Ballester, Mr. Direcksen, Ms. Soto and Mr. Unanue, and a portion of the RSUs granted to Ms. DeVita (1,556 RSUs) will be delivered to each director in five equal annual installments on each 15th of August of the first five years following the date of termination of service as a director.

(c) On January 17, 2024, Mr. Bacardí informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2024 Annual Meeting of Shareholders. The RSUs granted to Mr. Bacardí will be delivered to him in equal annual installments on each 15th of August of the first five years following the date of termination of service as a director.

IV Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership

Shares Beneficially Owned by Directors, Nominees and Executive Officers

The following table sets forth the beneficial ownership of Popular's common stock as of March 14, 2024 for each director and nominee for director and each NEO, and by all directors, nominee for director, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

Common Stock

Name	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Joaquín E. Bacardí, III[3]	32,541	*
Alejandro M. Ballester	59,439[4]	*
Robert Carrady	5,953[5]	*
Richard L. Carrión	292,435[6]	*
Bertil E. Chappuis	—	—
Betty DeVita	—	—
John W. Diercksen	24,875	*
María Luisa Ferré	48,448[7]	*
C. Kim Goodwin	41,982	*
José R. Rodríguez	—	—
Alejandro M. Sánchez	2,171	*
Myrna M. Soto	3,192	*
Carlos A. Unanue	132,191[8]	*
Ignacio Alvarez	275,868[9]	*
Javier D. Ferrer	78,916[10]	*
Carlos J. Vázquez[11]	138,462[12]	*
Lidio V. Soriano	94,806	*
Manuel Chinea	42,048[13]	*
All directors, nominees, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group (27 persons in total)	1,536,614	2.13%

(1) For purposes of the table above, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Also, it includes shares of common stock granted under Popular's 2004 and 2020 Omnibus Incentive Plans, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Bacardí, 20,756; Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765; Mr. Unanue, 36,657; Mr. Alvarez, 70,691; Mr. Ferrer, 27,009; Mr. Vázquez, 23,867; Mr. Soriano, 16,190 and Mr. Chinea, 7,347, which represent in the aggregate 417,168 shares for all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

The table above does not include restricted stock units awarded to non-employee directors as part of their compensation since they are not deemed to be beneficially owned by the directors in accordance with Rule 13d-3 of the 1934 Act. Restricted stock units vest immediately upon their grant and are converted into an equivalent number of shares of common stock and delivered to the director, at the director's election, in a lump sum on the 15th of August following the date of termination of service as director, or in five equal annual installments on each 15th of August of the first five years following the date of termination of service as director. The following represents the restricted stock units granted to each director as of March 14, 2024 under Popular's 2004 and 2020 Omnibus Incentive Plans: Mr. Bacardí, 12,292; Mr. Ballester, 12,292; Mr. Carrady, 19,652; Mr. Carrión, 11,916; Ms. DeVita, 5,630; Mr. Diercksen, 24,075; Ms. Ferré, 12,292; Ms. Goodwin, 12,292; Mr. Rodríguez, 9,000; Ms. Soto, 17,210, and Mr. Unanue, 19,652.

(2) "*" indicates ownership of less than 1% of the outstanding shares of common stock. As of March 14, 2024, there were 72,293,713 shares of common stock outstanding.

(3) On January 17, 2024, Mr. Bacardí informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2024 Annual Meeting of Shareholders.

(4) Includes 915 shares owned by Mr. Ballester's children.

(5) Includes 2,750 shares owned by Plaza Escorial Cinemas Corp. in which Mr. Carrady has an ownership interest of 62.5%.

(6) Mr. Carrión has approximately a 22.014% ownership interest in Junior Investment Corporation, a family investment vehicle, which owns 292,435 shares, of which 74,467 are included in the table as part of Mr. Carrión's holdings.

(7) Includes 13,541 shares owned by The Luis A. Ferré Foundation, over which Ms. Ferré has indirect investment and voting power.

(8) Includes 75,731 shares held by Mr. Unanue's mother, over which Mr. Unanue disclaims beneficial ownership.

(9) Includes 8,101 shares owned by Mr. Alvarez's son over which he disclaims beneficial ownership.

(10) Includes 1,167 shares owned by Mr. Ferrer's wife over which he disclaims beneficial ownership.

(11) On December 6, 2023, Mr. Vázquez announced his retirement as Executive Vice President and Chief Financial Officer of Popular, effective March 31, 2024.

(12) Includes 468 shares held by a family member, over which Mr. Vázquez has investment authority.

(13) Includes 3,244 shares of phantom stock. Each share of phantom stock is the economic equivalent of one share of the Corporation's common stock. Shares of phantom stock are payable following the termination of employment with the Corporation.

Delinquent Section 16(a) Reports

Section 16(a) of the 1934 Act requires Popular's directors and executive officers to file with the SEC reports of ownership and changes in ownership of common stock and other equity securities. Officers and directors are required by SEC regulations to furnish Popular with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to Popular or written representations that no other reports were required, Popular believes that, with respect to 2023, all filing requirements applicable to its officers and directors were satisfied.

Principal Shareholders

The following table presents certain information as of December 31, 2023, with respect to any person, including any "group", as that term is used in Section 13(d)(3) of the 1934 Act, who is known by Popular to beneficially own more than five percent (5%) of its outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	8,993,902	12.46%
T. Rowe Price Associates, Inc.[3] 100 E. Pratt Street Baltimore, MD 21202	4,289,731	5.9%
Dimensional Fund Advisors LP[4] 6300 Bee Cave Road, Building One Austin, TX 78746	4,108,821	5.7%
Wellington Management Group LLP[5] 280 Congress Street Boston, MA 02210	3,816,736	5.29%

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group reflecting its common stock holdings as of December 29, 2023. The Vanguard Group indicates that it has no sole voting power with respect to any shares of Popular's common stock, shared voting power with respect to 35,630 shares of Popular's common stock, sole dispositive power with respect to 8,881,218 shares of Popular's common stock and shared dispositive power with respect to 112,684 shares of Popular's common stock.

(3) Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2024 by T. Rowe Price Associates, Inc. reflecting its common stock holdings as of December 31, 2023. T. Rowe Price Associates, Inc. indicates

that it has sole voting power with respect to 1,701,682 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 4,289,731 shares of Popular's common stock and no shared dispositive power with respect to any shares of Popular's common stock.

(4) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 9, 2024 by Dimensional Fund Advisors LP reflecting its common stock holdings as of December 29, 2023. Dimensional Fund Advisors LP indicates that it has sole voting power with respect to 4,058,602 shares of Popular's common stock, no shared voting power with respect to any shares of Popular's common stock, sole dispositive power with respect to 4,108,821 shares of Popular's common stock and no shared dispositive power with respect to any shares of Popular's common stock.

(5) Based solely on information contained in a Schedule 13G filed with the SEC on February 9, 2024 by Wellington Management Group LLP (filed jointly with Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, and Wellington Management Company LLP) reflecting its common stock holdings as of December 29, 2023. Wellington Management Group LLP indicates that it has no sole voting power with respect to any shares of Popular's common stock, shared voting power with respect to 3,501,278 shares of Popular's common stock, no sole dispositive power with respect to any shares of Popular's common stock and shared dispositive power with respect to 3,816,736 shares of Popular's common stock.

V Proposals

Proposal 1:

Election of Directors

Popular's Restated Certificate of Incorporation (the "Certificate of Incorporation") establishes that our Board of Directors shall be composed of such number of directors as established from time to time by the Board and approved by an absolute majority of directors, but not less than 7 nor more than 15. On January 17, 2024, Joaquín E. Bacardí, III informed the Corporate Governance and Nominating Committee of the Board of his decision not to stand for re-election to the Corporation's Board upon the expiration of his current term, which expires at the Corporation's 2024 Annual Meeting of Shareholders.

At this year's annual meeting, all nominees are currently incumbent directors, except for Mr. Bertil E. Chappuis who was nominated by the Board of Directors on February 23, 2024, upon recommendation from the Corporate Governance and Nominating Committee. All nominees are being nominated for election to serve until the 2025 annual meeting of shareholders or until their respective successors are duly elected and qualified. The persons named as proxies have advised Popular that, unless otherwise instructed, they intend to vote at the meeting the shares covered by the proxies "FOR" the election of the 13 nominees, and that if any one or more of such nominees should become unavailable for election they intend to vote such shares "FOR" the election of such substitute nominees as the Board may propose. Popular has no knowledge that any nominee will become unavailable for election.

The Certificate of Incorporation requires that each director receive a majority of the votes cast by shareholders in person or by proxy and entitled to vote. The number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. If an incumbent director is not elected by a majority of the shares represented at the annual meeting, Puerto Rico corporation law provides that the director continues to serve on the Board as a "holdover director". Under our Amended and Restated By-Laws and our Corporate Governance Guidelines, an incumbent director who is not elected by a majority of the votes cast must tender his or her resignation to the Board. In that situation, Popular's Corporate Governance and Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take any other action. The Board would act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision.

The 13 nominees for election as director at the 2024 Annual Meeting of Shareholders are Ignacio Alvarez, Alejandro M. Ballester, Robert Carrady, Richard L. Carrión, Bertil E. Chappuis, Betty DeVita, John W. Diercksen, María Luisa Ferré Rangel, C. Kim Goodwin, José R. Rodríguez, Alejandro M. Sánchez, Myrna M. Soto and Carlos A. Unanue. Refer to the "Nominees for Election as Directors" section of this Proxy Statement for information on each director's experience and qualifications.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NOMINEE TO THE BOARD

Proposal 2:

Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC regulations require a separate, nonbinding ''say on pay'' shareholder vote to approve the compensation of executives. In 2021, our shareholders voted on an advisory basis that the compensation of our executives be presented to our shareholders on an annual basis. Our Board accepted our shareholders' advisory vote and, as a result, we will ask our shareholders to provide advisory approval of the compensation of our executives on an annual basis. Our next vote on the frequency of the ''say on pay'' shareholder vote will be held no later than the 2027 annual meeting of shareholders.

The compensation paid to our NEOs and Popular's overall executive compensation policies and procedures are described in the ''Compensation Discussion and Analysis'' section and the tabular disclosure, together with the accompanying narrative disclosure, in this Proxy Statement.

This proposal gives you, as a shareholder, the opportunity to endorse or not endorse the compensation paid to Popular's NEOs through the following resolution.

''RESOLVED, that the shareholders of Popular approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis Section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.''

Because your vote is advisory, it will not be binding upon the Board and may not be construed as overruling any decision by the Board. However, the Talent and Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation policies and procedures and in connection with its future executive compensation determinations.

The approval of the advisory vote on executive compensation requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on the matter. At our annual shareholders' meeting held in May 2023, the vast majority of Popular's voting shareholders (96.79% of shares voted) expressed support for our executive compensation policies and procedures.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL

Proposal 3:

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm of Popular for 2024. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm of BPPR since 1971 and of Popular since 1991.

The following table summarizes the fees billed to Popular by PricewaterhouseCoopers LLP for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Audit Fees	$10,157,932	$10,509,135
Audit-Related Fees[a]	1,230,268	1,106,165
Tax Fees[b]	864,287	279,447
All Other Fees[c]	6,650	5,400
Total	12,259,137	$ 11,900,147

(a) Includes fees for assurance services such as audits of pension plans, compliance-related audits, accounting consultations and Statement on Standards for Attestation Engagements No. 18 reports.
(b) Includes fees associated with tax return preparation and tax consulting services.
(c) Includes software licensing fees.

The Audit Committee has established controls and procedures that require the pre-approval of all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. The Audit Committee may delegate to one or more of its members the authority to pre-approve any audit or permissible non-audit services. Under the pre-approval controls and procedures, audit services for Popular are negotiated annually. If any additional audit services are required by Popular, a proposed engagement letter is obtained from the auditors and evaluated by the Audit Committee or the member(s) of the Audit Committee with authority to pre-approve auditor services. Any decisions to pre-approve such audit and non-audit services and fees are to be reported to the full Audit Committee at its next regular meeting. The Audit Committee has considered that the provision of the services covered by this paragraph is compatible with maintaining the independence of the independent registered public accounting firm of Popular. During 2023, fees for all services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee.

Neither Popular's Certificate of Incorporation nor its Amended and Restated By-Laws require that the shareholders ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether or not to appoint PricewaterhouseCoopers LLP, but may nonetheless appoint such firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interest of Popular and its shareholders.

Representatives of PricewaterhouseCoopers LLP will attend the meeting and will be available to respond to any appropriate questions that may arise. They will also have the opportunity to make a statement if they so desire.

The ratification of the appointment of PricewaterhouseCoopers LLP as Popular's auditors requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter.

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL





VI Audit Committee Report

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements of Popular for the fiscal year ended December 31, 2023 with management and PricewaterhouseCoopers LLP, Popular's independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB"). Finally, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. These considerations and discussions, however, do not assure that the audit of Popular's financial statements and internal control over financial reporting have been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with Generally Accepted Accounting Principles ("GAAP"), that Popular's internal control over financial reporting is effective or that Popular's registered public accountants are in fact "independent."

As set forth in the Audit Committee Charter, the management of Popular is responsible for the preparation, presentation and integrity of Popular's financial statements. Furthermore, management is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP

is responsible for auditing Popular's financial statements, expressing an opinion as to their conformity with GAAP, and annually auditing the effectiveness of the Corporation's internal control over financial reporting.

The members of the Audit Committee are not engaged professionally in the practice of auditing or accounting and are not employees of Popular. Popular's management is responsible for its accounting, financial management and internal controls. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures to set auditor independence standards.

Based on the Audit Committee's consideration of the audited financial statements and the discussions referred to above with management and the independent registered public accounting firm, and subject to the limitations on the role and responsibilities of the Audit Committee set forth in the Charter and those discussed above, the Audit Committee recommended to the Board that Popular's audited financial statements be included in Popular's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

Respectfully submitted,

The Audit Committee

John W. Diercksen, Chair
Alejandro M. Ballester
C. Kim Goodwin
José R. Rodríguez
Carlos A. Unanue

VII General Information About the Meeting

About the Meeting

WHY AM I RECEIVING THESE MATERIALS?

You are invited to attend Popular, Inc.'s 2024 Annual Meeting of Shareholders and vote on the proposals described in this Proxy Statement because you were a Popular shareholder on March 14, 2024 (the "Record Date"). Popular is soliciting proxies for use at the annual meeting, including any postponements or adjournments.

Even if you plan on attending the annual meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the annual meeting.

WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

The information in this Proxy Statement relates to the matters to be acted upon at the meeting, the voting process, the Board of Directors, Board committees, the compensation of directors and executive officers and other required information.

WHEN AND WHERE IS OUR ANNUAL MEETING?

We will hold our annual meeting in person on Thursday, May 9, 2024, at 9:00 a.m., Atlantic Standard Time at the Popular Center Building, Lobby Conference Hall, 209 Muñoz Rivera Avenue, San Juan, Puerto Rico.

CAN I ATTEND THE ANNUAL MEETING?

Only shareholders as of the close of business on the Record Date and/or their authorized representatives may attend the meeting by following the procedures set forth in this Proxy Statement.

WHAT DOCUMENTS DO I NEED TO BE ADMITTED TO THE MEETING?

Only Popular shareholders may attend the meeting. You will need a valid photo identification, such as a driver's license or passport and proof of stock ownership as of the close of business on the Record Date. The use of mobile phones, pagers, recording or photographic equipment, tablets, or computers is not permitted.

WHAT IS THE PURPOSE OF THE MEETING?

At the meeting, shareholders will act upon the matters outlined in the accompanying Notice of Meeting, including:
- Election of 13 directors for a one-year term;
- Approval, on an advisory basis, of the Corporation's executive compensation;
- Ratification of the appointment of Popular's independent registered public accounting firm for 2024; and
- Consideration of such other business as may be properly brought before the meeting or any adjournments thereof.

In addition, management will provide a report regarding the affairs of Popular.

COULD OTHER MATTERS BE DECIDED AT THE MEETING?

The Board does not intend to present any matters at the meeting other than those described in the Notice of Meeting. However, if any new matter requiring the vote of the shareholders is properly presented before the meeting, proxies may be voted with respect thereto in accordance with the best judgment of proxy holders, under the discretionary power granted by shareholders to their proxies in connection with general matters. The Board at this time knows of no other matters which may come before the meeting and the Chairman of the meeting will declare out of order and disregard any matter not properly presented.

Voting Procedure and Results

HOW MANY VOTES DO I HAVE?

You will have one vote for every share of Popular's common stock, par value $0.01 per share, you owned as of the close of business on the Record Date.

HOW MANY VOTES CAN ALL SHAREHOLDERS CAST?

Shareholders may cast one vote for each of Popular's 72,293,713 shares of common stock that were outstanding on the Record Date. The shares covered by any proxy that is properly executed and received before 11:59 p.m., Eastern Time, the day before the meeting will be voted. Shares may also be voted in person at the meeting.

HOW DO I VOTE?

You can vote either in person at the meeting or by proxy.

To vote by proxy, you must either:
- vote over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card;
- vote by telephone by calling the toll-free number found on your proxy card; or
- vote by mail if you receive or request paper copies of the proxy materials, by filling out the proxy card and sending it back in the envelope provided. To avoid delays in ballot taking and counting, and in order to ensure that your proxy is voted in accordance with your wishes, compliance with the following instructions is respectfully requested: when signing a proxy as attorney, executor, administrator, trustee, guardian, authorized officer of a corporation, or on behalf of a minor, please give full title. If shares are registered in the name of more than one record holder, all record holders must sign.

If you want to vote in person at the meeting and you hold your common stock through a securities broker or nominee (i.e. in ''street name''), you must obtain a proxy from your broker or nominee and bring that proxy to the meeting.

HOW MANY VOTES MUST BE PRESENT TO HOLD THE MEETING?

A majority of the votes that can be cast must be present either in person or by proxy to hold the meeting. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether the majority of the votes that can be cast are present. A broker non-vote occurs when a broker or other nominee does not have discretionary authority to vote on a particular matter. Votes cast by proxy or in person at the meeting will be counted by Broadridge Financial Solutions, Inc., an independent third party. We urge you to vote by proxy even if you plan to attend the meeting so that we know as soon as possible that enough votes will be present for us to hold the meeting.

CAN I VOTE IF I PARTICIPATE IN ONE OF POPULAR'S SAVING AND INVESTMENT PLANS?

Yes. Your vote will serve to instruct the trustees or independent fiduciaries how to vote your shares in the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan. Shares held under the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan may be voted by proxy properly executed and received before 11:59 p.m., Eastern Time, on May 6, 2024.

WHAT VOTE IS REQUIRED AND HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

Item	Vote Required	Effect of Abstentions	Effect of broker Non-votes
Proposal 1: Election of Directors	Majority of the votes cast	No Effect	No Effect
Proposal 2: Advisory Vote to Approve Executive Compensation	Majority of the shares present or represented by proxy	Count as a vote AGAINST	No Effect
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of the shares present or represented by proxy	Count as a vote AGAINST	Not Applicable

WHAT HAPPENS IF THE MEETING IS POSTPONED OR ADJOURNED?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

CAN I CHANGE MY VOTES?

Yes, you may change your vote at any time before the meeting. To do so, you may cast a new vote by telephone or over the Internet, send in a new proxy card with a later date, or send a written notice of revocation to the President or the Corporate Secretary of Popular, Inc. (751), P.O. Box 362708, San Juan, Puerto Rico 00936-2708, delivered before the proxy is exercised. If you attend the meeting and want to vote in person, you may request that your previously submitted proxy not be used.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?

Proposals	Board Recommendation
Proposal 1: Election of Directors	"FOR" each nominee
Proposal 2: Advisory Vote to Approve Executive Compensation	"FOR"
Proposal 3: The Ratification of Appointment of Independent Registered Public Accounting Firm	"FOR"

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 15, 2024, except in the event of an adjournment or postponement of the meeting.

Proxy Materials

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF THE PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we have elected to provide access to Popular's proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to most of our shareholders. We believe this method of distribution makes the proxy distribution process more efficient, less costly and reduces our impact on the environment. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a paper copy of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice of Internet Availability of Proxy Materials. We encourage you to take advantage of the availability of the proxy materials on the Internet.

The Notice of Internet Availability of Proxy Materials, as well as this Proxy Statement and proxy card, were first sent to shareholders on or about March 27, 2024.

WHY DIDN'T I RECEIVE NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS?

We are providing some of our shareholders, including shareholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability of Proxy Materials. In addition, we are providing a Notice of Internet Availability of Proxy Materials by email to some shareholders, including those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an email containing a link to the website where the materials are available and a link to the proxy voting website.

WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

You may receive more than one set of voting materials, including multiple Notices of Internet Availability of Proxy Materials or multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you may receive separate Notices of Internet Availability of Proxy Materials or proxy cards for each brokerage account in which you hold shares. You should exercise your vote in connection with each set of voting materials, as they represent different shares.

THERE ARE SEVERAL SHAREHOLDERS IN MY ADDRESS. WHY DID WE RECEIVE ONLY ONE SET OF PROXY MATERIALS?

In accordance with a notice sent to certain street name shareholders who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2023 Annual Report, or Notice of Internet Availability of Proxy Materials, as applicable. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement and our 2023 Annual Report or Notice of Internet Availability of Proxy Materials, you may call 1-866-540-7059, or send a written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 and we will promptly deliver a separate copy of this Proxy Statement and our 2023 Annual Report or Notice of Internet Availability of Proxy Materials.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.

WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials include this Proxy Statement and Popular's 2023 Annual Report containing the audited financial statements for the year ended December 31, 2023, duly certified by PricewaterhouseCoopers LLP, our independent registered public accountants. The proxy materials also include the Notice of Annual Meeting of Shareholders. If you receive or request that paper copies of these materials be sent to you by mail, the materials will also include a proxy card.

WHO WILL BEAR THE COST OF SOLICITING PROXIES FOR THE MEETING?

Proxies will be solicited by Popular on behalf of the Board. The cost of soliciting proxies for the meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or otherwise. The Board has engaged the firm of Georgeson LLC to aid in the solicitation of proxies. The cost is estimated at $13,500, plus reimbursement of reasonable out-of-pocket expenses and customary charges. Our directors, officers and employees may also solicit proxies but will not receive any additional compensation for their services. Proxies and proxy materials will also be distributed at our expense by brokers, nominees, custodians and other similar parties.

HOW DO I INSPECT THE LIST OF SHAREHOLDERS OF RECORD?

A list of shareholders of record as of March 14, 2024 will be available for inspection by shareholders during the annual meeting.

ELECTRONIC DELIVERY OF ANNUAL MEETING MATERIALS

You will help us protect the environment and save postage and printing expenses in future years by consenting to receive the annual report and proxy materials via the Internet. You may sign up for this service after voting on the Internet at www.proxyvote.com. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials electronically will remain in effect until you terminate it.

Shareholder Proposals

HOW DO I SUBMIT A SHAREHOLDER PROPOSAL TO BE INCLUDED IN THE PROXY STATEMENT FOR NEXT YEAR'S ANNUAL MEETING?

Any shareholder may submit a proposal to be included in the proxy statement for the 2025 Annual Meeting of Shareholders by sending it to Popular's Corporate Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. We must receive the proposal no later than November 30, 2024. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE NEXT YEAR'S ANNUAL MEETING?

Under our Amended and Restated By-Laws, a shareholder may nominate an individual to serve as a director or bring any other business for consideration at the 2025 Annual Meeting of Shareholders. The Amended and Restated By-Laws require, among other matters, that the shareholder:
- notify us in writing between January 9, 2025 and February 8, 2025, provided that in the event that the date of the 2025 Annual Meeting of Shareholders is more than 30 days before or after the anniversary date of the 2024 Annual Meeting of Shareholders, notice by a shareholder must be delivered not earlier than the 10th day following the day on which notice is mailed or a public announcement is first made by Popular of the date of such meeting, whichever occurs first;

- provide certain information about the proposing shareholder, including the proposing shareholder's name, address, share ownership, a description about certain contractual arrangements or understandings, and specified representations;
- with respect to notice of an intent to make a director nomination, provide the name, address, and other certain information, including stock ownership information, of the proposed nominee, including a description of all arrangements and understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, providing the completed questionnaire, representation and agreement required by the Amended and Restated By-Laws and such other information regarding each proposed nominee as would be required to be included in a proxy statement pursuant to SEC rules had the nominee been nominated by our Board; and
- with respect to notice of an intent to bring up any proposed business other than a director nomination, provide a description of the matter, the text of the proposed business (including the text of the necessary resolutions for consideration), and the reasons for the shareholder or beneficial owner, if any, on whose behalf such business is being proposed, to propose such business at the meeting.

All shareholder director nominations or proposals to bring any other business before the 2025 Annual Meeting of Shareholders must satisfy and comply with all requirements set forth in our Amended and Restated By-Laws. In addition to satisfying the requirements under our Amended and Restated By-Laws, to comply with the universal proxy rules, dissident shareholders must also provide notice that sets forth the information required by Rule 14a-19(b) of the 1934 Act (including a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of the Corporation's shares of common stock entitled to vote on the election of directors in support of director nominees other than the Corporation's nominees) between January 9, 2025 and February 8, 2025.

The notice required for any such nomination or to bring other business for consideration must be sent to Popular's Corporate Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico 00918. Shareholders may obtain a copy of Popular's Amended and Restated By-Laws in our SEC filings or by writing to the Corporate Secretary.

The above Notice of Meeting and Proxy Statement are sent by order of the Board of Directors of Popular, Inc.

In San Juan, Puerto Rico, March 27, 2024.



Richard L. Carrión
Chairman of the Board of Popular, Inc.



Javier D. Ferrer
Corporate Secretary

You may request a copy, free of charge, of Popular's Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC (without exhibits), through our website, www.popular.com, or by calling (787) 765-9800 or writing to Comptroller, Popular, Inc., P.O. Box 362708, San Juan, PR 00936-2708.

APPENDIX A

Popular, Inc., Reconciliation of Non-GAAP Measures

Adjusted Net Income For The Year Ended December 31, 2023 (Non-GAAP)

(Unaudited)			
(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$ 541,342
FDIC Special Assessment[1]	$71,435	$26,170	45,265
Adjusted net income for incentive purposes			$586,607

[1] The Federal Deposit Insurance Corporation ("FDIC") imposed a special assessment to insured depository institutions to recover the losses to the deposit insurance fund in connection with the receivership of several failed banks. This special assessment was imposed to Banco Popular de Puerto Rico and Popular Bank.

Adjusted Net Income For The Year Ended December 31, 2022 (Non-GAAP)

(Unaudited)			
(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$ 1,102,641
Evertec Transactions[1]	(240,411)	13,776	(226,635)
Partial Reversal of Deferred Tax Valuation Allowance[2]		(68,236)	(68,236)
Adjusted net income for incentive purposes			$ 807,770

[1] On July 1, 2022, BPPR completed the announced acquisition of certain assets from Evertec Group, LLC ("Evertec Group"), a wholly owned subsidiary of Evertec, Inc. ("Evertec") (NYSE: EVTC), to service certain BPPR channels (the "Business Acquisition Transaction"). As consideration for the Business Acquisition Transaction, BPPR delivered to Evertec Group 4,589,169 shares of Evertec common stock valued at closing at $169.2 million (based on Evertec's stock price on June 30, 2022 of $36.88). On August 15, 2022, the Corporation completed the sale of its remaining 7,065,634 shares of common stock of Evertec (the "Evertec Stock Sale", and collectively with the Business Acquisition Transaction, the "Evertec Transactions"). Following the Evertec Stock Sale, Popular no longer owns any Evertec common stock. The impact of the gain on the sale of Evertec shares used as consideration for the Business Acquisition Transaction in exchange for the acquired applications on July 1, 2022 and the net expense associated with the renegotiation of the MSA resulted in an after-tax gain of $97.9 million, while the Evertec Stock Sale and the related accounting adjustments resulted in an after-tax gain of $128.8 million, recorded during the third quarter of 2022, for an aggregate after-tax gain of $226.6 million.
[2] During the fourth quarter of 2022, the Corporation recorded a partial reversal of the deferred tax asset valuation allowance of the U.S. operations of $68.2 million. As of December 31, 2022, the deferred tax asset ("DTA") for the U.S. operations, mainly related to net operating losses ("NOLs"), was valued at $278 million, net of the corresponding valuation allowance of $402 million. The additional reversal during the fourth quarter was determined based on management's expectation of the realization of additional amounts of federal and state NOLs over their remaining carryover period.

Adjusted Net Income For The Year Ended December 31, 2021 (Non-GAAP)

(Unaudited)			
(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$934,889
Adjusted net income for incentive purposes			$934,889

Return on Average Tangible Common Equity ("ROATCE")

(In thousands)	2021	2022	2023	3-yr. avg.
Adjusted net income (non-GAAP)	$ 934,889	$ 807,770	$ 586,607	
Preferred dividends	(1,412)	(1,412)	(1,412)	
Adjusted net income for common stock	933,477	806,358	585,195	
Average Tangible Common Equity	5,054,689	5,212,836	5,745,420	
Adjusted ROATCE	18.47%	15.47%	10.19%	14.71%

Reconciliation of Tangible Common Equity (non-GAAP)

(In thousands)	2021	2022	2023
Average Total Shareholders' Equity[1]	$ 5,777,652	$6,009,225	$6,600,603
Less: Preferred Stock	(22,143)	(22,143)	(22,143)
Less: Goodwill	(679,959)	(757,133)	(821,567)
Less: Other Intangibles	(20,861)	(17,113)	(11,473)
Average Tangible Common Equity	5,054,689	5,212,836	5,745,420

[1] Average balances exclude unrealized gains or losses on debt securities available-for-sale and unrealized losses on debt securities transferred to held-to-maturities.



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